Exhibit 99.1

Precision Drilling Corporation

Notice of 2018 Annual General Meeting of Shareholders

To be held on May 16, 2018 10:00 a.m. Mountain Daylight Time (MDT) Eighth Avenue Place 525 – 8th Avenue SW, Suite 410 Calgary, Alberta T2P 1G1	Management Information Circular April 5, 2018

What’s Inside

	1	Notice of our 2018 Annual General Meeting of Shareholders

	2	Letter to Shareholders

Welcome to our 2018 Management Information Circular This document includes important information about Precision and the business of our 2018 annual meeting. The summary starting on page 4 gives you an update on our performance for the year, our governance practices and the key elements affecting executive pay for 2017. Please take time to read the Management Information Circular (the Circular) and remember to vote. We look forward to seeing you on May 16, 2018.	4	Summary of 2017

	7	Message from the Chair of the Human Resources and Compensation Committee

	13	Management Information Circular

	14	A – About the Annual General Meeting

		15	Voting

		17	Business of the Annual General Meeting

		22	Director Profiles

		30	Committee Reports

	35	B – Governance

		36	Our Approach to Governance

		39	About the Board

		45	Our Expectations of Directors

	53	C – Executive Compensation

		54	Compensation Discussion and Analysis

		77	2017 Compensation Details

	86	D – Other Information

	87	Appendix – Board of Directors Charter

Notice of our 2018 Annual General Meeting of Shareholders

When	Where
May 16, 2018	Eighth Avenue Place
10:00 a.m. Mountain Daylight Time (MDT)	525 – 8th Avenue SW, Suite 410
Calgary, Alberta T2P 1G1

Items of Business

1. Receive the audited consolidated financial statements and report of the auditors for the year ended December 31, 2017

2. Elect the directors

3. Appoint the auditors and authorize the directors to set the auditors’ fees

4. Participate in our ‘say on pay’ advisory vote

5. Other business

Your Vote is Important

The attached Management Information Circular includes important information about what the annual general meeting will cover, how to vote, our governance practices and executive compensation at Precision Drilling Corporation.

If you cannot attend the meeting, you can listen to a live audio webcast on our website (www.precisiondrilling.com).

By order of the Board of Directors,

Precision Drilling Corporation provides onshore drilling and completion and production services to exploration and production companies in the oil and natural gas industry.

Headquartered in Calgary, Alberta, Canada, we are a leading North American drilling company. We also have operations in Mexico and the Middle East.

Our shares trade on the Toronto Stock Exchange under the symbol PD, and on the New York Stock Exchange under the symbol PDS.

Veronica H. Foley Senior Vice President, General Counsel and Corporate Secretary Precision Drilling Corporation Calgary, Alberta April 5, 2018

2018 Management Information Circular	1

Letter to Shareholders

Dear Fellow Shareholders,

This year’s annual general meeting of shareholders of Precision Drilling Corporation will be held at 10:00 a.m. MDT on Wednesday, May 16, 2018 at Suite 410, 525 – 8th Avenue SW, Calgary, Alberta T2P 1G1. If you owned Precision shares on March 28, 2018, you are entitled to attend the meeting and vote your shares. This is your opportunity to meet the Board of Directors (the Board), senior management and fellow shareholders and to receive an update on our 2017 performance and plans for the future.

Please Read this Circular

This Management Information Circular includes important information about voting, the business of the meeting, the auditors, the nominated directors, our governance practices, director and executive compensation and the key elements that affected executive pay for 2017. This information will help you decide how to vote your shares.

This year you will elect eight directors to the Board for a term of one year. All are qualified and experienced and have agreed to stand for election. You can read about each nominee beginning on page 22.

You will also have a say on executive pay at the meeting. We hold this advisory vote every year, so we can receive regular feedback from shareholders. You can read about executive compensation in the message from the chair of the Human Resources and Compensation Committee beginning on page 7 and the compensation discussion and analysis beginning on page 53. We appreciate the high level of support we have received from shareholders for our “say on pay” vote (91.9% in 2017, 96.2% in 2016, and 98.5% in 2015). We have always considered input from our shareholders in our overall approach to executive compensation. This year, we wrote a letter to our largest 150 shareholders, representing approximately 58% of our issued (and outstanding) shares, asking for input into our current approach. Shareholders were supportive of our compensation programs and we have not received any negative feedback to date. We remain open to engagement with our shareholders and are interested in hearing your concerns.

In this Management Information Circular, you will read about Precision’s strong commitment to pay for performance, our alignment with shareholder interests and the Board’s decisions about executive compensation for 2017. Our compensation decisions are based on corporate, individual and relative performance. Precision’s incentive plans are carefully designed to support our high governance standards and pay-for-performance philosophy. A pay-for-performance analysis is a concept that typically compares Precision’s performance and executive compensation against a group of peers to determine relative alignment. Crucial to this analysis is the selection of appropriate peers. Third party proxy advisory firms compare our total shareholder returns to a set of peers that includes only Canadian companies. These companies are not comparable to Precision in terms of business lines, size, complexity, operating regions and style of operations; thus, these advisory firms may therefore conclude there is a pay-for-performance disconnect. However, when comparing our pay and performance to an appropriate set of peers, we find significant alignment between executive pay and company performance at Precision. You can read about the compensation program and decisions in detail beginning on page 54.

Precision has a thorough and disciplined approach to selecting our Compensation Peer Group (as detailed on page 56) of oilfield services industry companies based on financial and operational attributes, yielding comparators most like our business. These factors include revenue, EBITDA, assets, market capitalization, enterprise value, geographic footprint and complexity of services offered. Precision’s growth over the past several years and growth plans have been primarily focused in the U.S. and our international regions. Currently, 57% of our revenue is from our U.S. and international businesses. Moreover, since 2015, approximately 80% of our expansion and upgrade capital spending and over 80% of our new build drilling rigs been allocated to our U.S. and international businesses. Given this significant U.S. presence and the strategic importance of our U.S. growth, and alignment with the company’s long-term strategy, our leadership team, including Kevin A. Neveu, the President and Chief Executive Officer (the CEO), is based in Houston, Texas and paid in U.S. currency. Accordingly, our Compensation Peer Group includes a majority of U.S. companies as well as comparable Canadian companies within the oilfield services industry.

The Board approved several changes to Precision’s executive compensation program over the past few years to address the prolonged market downturn and support the achievement of Precision’s strategic priorities.

2	Precision Drilling Corporation

Led by the CEO, Precision’s executive team has been executing the strategy we believe best positions the company to weather the difficult market environment and achieve long-term growth. We ask that you continue to support us with your vote FOR our approach to executive compensation.

Your Vote is Important

You can vote your shares in person at the meeting or use the enclosed proxy form or voting instruction form to vote by proxy. If you have any questions about voting, please contact our proxy solicitor, Kingsdale Advisors, at 1.888.518.1560 (toll free in North America) or 416.867.2272 (to call collect from outside North America). You may also send an email to contactus@kingsdaleadvisors.com.

In Closing

The past few years have been particularly challenging for the oilfield services industry, and we appreciate the hard work and dedication of people across the Precision organization. We are extremely proud of our standing as a leading North American drilling company with global diversification, a strong balance sheet and an excellent customer base. We have an experienced management team dedicated to growing Precision and delivering value to our shareholders.

Please take time to read this Management Information Circular and remember to vote your shares. We thank you for your continued confidence and look forward to seeing you on May 16, 2018. If you are unable to attend the meeting, a live audio webcast will be available on our website (www.precisiondrilling.com).

Sincerely,

Steven W. Krablin Chair of the Board of Directors	Kevin A. Neveu President and Chief Executive Officer

2018 Management Information Circular	3

Summary of 2017

Precision’s vision is to be globally recognized as the High Performance, High Value provider of land drilling services. Our mission is to deliver High Performance through passionate people supported by quality business systems, drilling technology, equipment and infrastructure designed to optimize results and reduce risks; and create High Value by operating safely and sustainably, lowering our customers' risks and costs while improving efficiency, developing our people, and generating superior financial returns for our investors. We work toward this vision and the two pillars that support it by defining and measuring our results against strategic priorities we establish at the beginning of every year.

Crude oil prices began to decline in mid-2014, reaching a low point in 2016 and resulting in a severe, industry-wide downturn with low oil and natural gas prices reducing our customers’ cash flows, causing them to scale back their capital budgets. As a result, customer demand and drilling activity declined significantly over this period which had a negative impact on our activity and resulting cash flow. In the fourth quarter of 2016, OPEC and certain non-OPEC countries agreed to production caps, resulting in more stable and higher crude oil prices. Although natural gas prices remain historically low, stable and higher oil prices have resulted in significantly higher customer demand and drilling activity for us in 2017 with utilization days in North America increasing 64% over 2016 levels.

Within this context, we set three strategic priorities for 2017:

2017 Strategic Priorities	2017 Results
Deliver High Performance, High Value service offerings in an improving demand environment while demonstrating fixed cost leverage.

Delivered 99.56% and 98.97% uptime in Canada and the U.S., respectively

Reduced general and administrative costs by approximately $18 million representing a 16% year-over-year decrease

Maintained a stable corporate headcount notwithstanding a 64% increase in North American drilling activity

Achieved a near record low operating cost per utilization day in the U.S. during the third quarter

Achieved a 1.14 Total Recordable Incident Rate and 282 Triple Target Zero Days with no life altering incidents.

Commercialize rig automation and efficiency-driven technologies across our Super Series fleet.

Installed and ran 20 Process Automation Control systems on our rigs and drilled 154 wells utilizing the technology

Drilled 57 wells in 2017 using a Directional Guidance System, 30% of which were integrated jobs with a reduced crew

Remained the industry leader in utilizing wired drill pipe having drilled 95% of wells on land utilizing this technology

Initiated the implementation of a new ERP system aimed at driving increased operating efficiencies, improving our fixed cost leverage and positioning the organization to better handle increased data flows.

Maintain strict financial discipline in pursuing growth opportunities with a focus on free cash flow and debt reduction.

Generated $184 million in funds from operations, see Non-GAAP Measures on page 86

In 2017 we added 29 contracts greater than six months, the majority of which were linked to covering the capital investment for upgrades

Reduced long-term debt by $52 million utilizing cash on hand following a $213 million reduction in 2016

Extended the earliest maturity of our long-term debt by 13 months to December 2021

Maintained modest capital plan in 2017 with actual spend $40 million below plan

Extended the maturity of our Senior Credit Facility to November 2021 to reinforce our strong liquidity position.

In this Circular, we use certain non-GAAP measures to assess our performance and provide important supplemental information to investors. Adjusted EBITDA, Funds from Operations, Return on Capital Employed and Operating Loss are non-GAAP measures and do not have standardized meanings as prescribed by International Financial Reporting Standards (IFRS), and therefore may not be comparable with similar measures presented by other issuers. For more information about these measures, see page 86 of this Circular or page 4 of our 2017 Annual Report on our website (www.precisiondrilling.com).

4	Precision Drilling Corporation

Share Performance

Precision shares and the macro environment experienced persistent volatility in 2017. The graphs below show our total shareholder return (TSR). Please see page 76 for a comparison of our TSR to the total return of the S&P/TSX Composite Index, the S&P/TSX Equal Weight Oil & Gas Index and the TSR of our 2017 PSU Performance Peer Group.

-48% one-year TSR on the Toronto Stock Exchange

-45% one-year TSR on the New York Stock Exchange

2018 Management Information Circular	5

To provide further context, in the previous five years, Senior Management and the Board have been challenged to shift strategic priorities in response to market conditions. These challenges have had a direct impact on our short- and long-term goals.

2017

In January, we negotiated certain covenant relief provisions under our Senior Credit Facility and reduced the size of the facility from US$550 million to US$525 million.

In November, we closed a private offering of US$400 million of Senior Notes due 2026 to fund a tender offer (and redemption for portion not tendered) of our existing debt and extend our maturity profile while preserving our undrawn Senior Credit Facility.

In November, we further negotiated certain covenant relief under our Senior Credit Facility, reduced the size from US$525 million to US$500 million and extended the maturity to November 2021.

By year end, we reduced our long-term debt by $52 million.

2016

In February, we suspended our dividend.

In April, we negotiated certain covenant relief under our Senior Credit Facility.

In November, we closed a private offering of US$350 million of Senior Notes due 2023 to redeem and repurchase our existing debt and extend our maturity profile while preserving our undrawn Senior Credit Facility.

By year end, we reduced our long-term debt by $213 million.

2015

We leveraged our purchasing volume and achieved reduced pricing on key products and services during the year.

We negotiated certain debt covenant relief provisions under our Senior Credit Facility to ensure continued access to capital during the energy industry downturn. We successfully resolved longstanding legal and tax disputes.

2014

We increased our quarterly dividend to $0.07 per share.

We sold two non-core assets for cash and closed a private offering of US$400 million of Senior Notes due 2024.

2013

In December, Alberta Investment Management Corp. (AIMCo) sold its entire 19% equity position, resulting in a short-term decline in our share price.

We increased our quarterly dividend to $0.06 per share.

6	Precision Drilling Corporation

Message from the Chair of the Human Resources and Compensation Committee

Executive Compensation at Precision

For the past four years it has been a challenge to set and maintain our short- and long-term executive compensation strategies. The sharp decline in oil prices that began in 2014 and the continuing weakness in natural gas prices have created a difficult market environment for companies in the oil and gas sector. The Board, through the Human Resources and Compensation Committee (HRCC), is committed to an executive compensation strategy that pays competitively, is based on pay for performance and aligns with the interests of shareholders. As Chair, I believe the HRCC has effectively and attentively navigated through this period to ensure our compensation program remains aligned with our compensation philosophy and our shareholder interests. Our pay structure enables us to attract, retain and engage talented professionals. To achieve this, our approach to executive compensation balances market realities with the need to set solid financial and operational goals that motivate management to achieve strong returns for shareholders over the short- and long-term.

Say on Pay

One way we test our approach to executive compensation is through our ‘say on pay’ advisory vote. The Board has held the advisory vote every year since 2011 because we believe it is an important form of engagement with shareholders and an effective way to receive direct feedback on our approach to executive pay. We are very encouraged by the consistently strong support we have received from shareholders over the years.

Shareholder Outreach

We know many of our shareholders invest in Precision because they believe in our strategy and our people. Precision’s executive compensation program engages our executives to follow through with that strategy and to adapt it to challenging market conditions. Executive compensation at Precision is directly tied to the price of our stock, which aligns with our shareholders’ interests.

As shareholder input is important to us, we have introduced a formal shareholder outreach program to provide a forum for dialogue on executive compensation matters. The Board approved the program in late 2017 and we are currently in the engagement process.

In early 2018, we wrote to our top 150 shareholders, representing approximately 58% of our outstanding shares, to seek input regarding our approach to executive compensation. Shareholders were supportive of our compensation programs and we have not received any negative feedback to date. We remain open to engagement with our shareholders and are interested in hearing your concerns. As a part of our continued commitment to shareholder engagement, we have offered to meet with shareholders who wish to discuss executive compensation. As Chair of the HRCC, I will lead these meetings and may be joined by other Precision directors and officers.

Our goal is to have open and candid discussions with our shareholders. We will review and analyze concerns and consider all input as we make our compensation decisions. Any changes to our compensation practices and/or executive compensation program will be communicated in next year’s Management Information Circular. We expect a strong level of engagement and I look forward to these meetings.

I welcome the opportunity to discuss either in person or by telephone any feedback you have on our approach to executive compensation. Please contact Ashley Connolly, Manager, Investor Relations at 403.716.4725 or via email investorrelations@precisiondrilling.com to set up a meeting in person or by telephone.

2018 Management Information Circular	7

Summary of Compensation Decisions 2014 – 2017

With the Board’s approval, the HRCC implemented some key compensation changes between 2014 and 2017 aimed at supporting Precision’s top priorities through the downturn of enhancing its cash position, reducing debt, and maintaining strong liquidity.

In terms of fixed compensation (base salary), we froze all salaries across the organization during 2015 and 2016 with the exception of promotions, relocations and transfers. Adjustments to executive salaries in 2017 were made to bring the salaries from the bottom range of our Compensation Peer Group, including our CEO, closer to the market median.

Prior to the downturn, we adjusted our short-term incentive plan (STIP) metric weightings to be more focused on our financial performance and reduced the individual component. In 2014, this resulted in financial performance comprising 52% of the scorecard. We maintained these metric weightings in 2015; however, in light of market conditions, the Board reduced payouts under the STIP program using the corporate modifier by the maximum 25% for the CEO, and by 10% for each of the other named executive officers (NEOs). In 2016, we introduced a cash flow metric to focus on cash conservation, decreased our individual component further and adjusted our strategic operational objectives to increase the financial performance metrics to total 70% of the STIP scorecard. These efforts were designed to reinforce the importance of strong financial performance, lessening the potential for strong operational performance to drive a high corporate performance score. We also redistributed the weightings of the operational metrics to highlight other core areas of strategic focus. This resulted in a 2016 corporate score of 50.1%. The corporate component for the 2017 STIP payouts was calculated to be 56.89% based on the HRCC’s assessment of performance against pre-determined, corporate-wide financial and operational metrics in the STIP scorecard.

Our long-term incentive awards are designed to retain the CEO and NEOs and to motivate them to drive strong future performance and achieve our strategic plan. In early 2017, the NEOs were granted long-term incentive awards which were allocated 60% performance share units (PSUs) and 40% stock options, consistent with our practice of emphasizing performance-based vesting. These awards are at-risk compensation and their value is not guaranteed (all stock options granted from 2010 through 2016 were out-of-the-money as of December 31, 2017).

At last year’s annual and special meeting, we were pleased to receive shareholder approval of a new omnibus equity incentive plan, which gives us the flexibility to settle long-term incentive plan (LTIP) awards in shares. This fosters increased share ownership by executives, giving them a greater vested interest in our future success and aligning with shareholder interests. It also provides us the ability to conserve cash.

8	Precision Drilling Corporation

Realized Compensation

Company performance has a direct impact on executive pay. The average realized and realizable value of total direct compensation for the NEOs for the past five years is lower than the grant of their compensation, as shown in the graph below. Our plan is, and continues to be, to manage the cost of fixed compensation and align variable compensation with shareholder interests. The realized and realizable value is lower because our financial performance was below target and our share price did not perform well, resulting in lower payouts and highlighting the link between pay and performance.

Notes:

(1)  Average of salary earned, target bonus, and target long-term incentive values from 2013 through 2017.

(2)  Average of salary earned, actual bonus received, and long-term incentives using the grant date fair value from 2013 through 2017 as disclosed in the Summary Compensation Table within this year and previous years’ circulars.

(3)  Average of salary earned, actual bonus received, the value of vested/exercised long-term incentive awards, and the estimated current value of unvested/unexercised long-term incentive awards granted from 2013 through 2017:

∎  vested/exercised stock options and PSUs are valued at time of vesting or exercise

∎  unvested/unexercised stock options are valued using $3.81, the closing price of Precision shares on the TSX on December 29, 2017 (US$3.02 on the NYSE)

∎  unvested/unexercised PSUs are valued using $3.74, the volume weighted average price of Precision shares for the five trading days prior to December 31, 2017 on the TSX, and a performance multiplier of 1.96x for 2013, 1.36x for 2014, 0.72x for 2015, and 1.0x (target) for 2016 and 2017. PSUs include reinvestment of additional units received as dividend equivalents.

When compared to our Compensation Peer Group, during the previous five years (2013 - 2017) our CEO’s take-home-pay (realized/realizable pay) ranks at the 20th percentile despite shareholder returns being slightly below the midpoint over the same period. Furthermore, our CEO has an average realized pay of only 63% of his “targeted” total direct compensation (inclusive of base salary, short-term incentives, and long-term incentives) during the same period. With targeted total direct compensation of the CEO being below the median of the market during 2013-2017 (approximately the 35th percentile), this average realized pay translates to the 16th percentile of our Compensation Peer Group’s targeted total direct compensation. Further details about the compensation of our CEO can be found within the Compensation Discussion and Analysis section.

Peer Group Selection

Our Compensation Peer Group includes companies that are similar to Precision, including contract drilling, well servicing and offshore drilling companies. These companies have been carefully selected based on their comparability to Precision (i.e., comparable business lines and similar in size, complexity, operating regions and style of operation). The HRCC annually conducts a thorough review of both our Compensation Peer Group and PSU Performance Peer Group (as detailed on page 68) and makes necessary changes to ensure we are using an appropriate group of companies to benchmark compensation levels and to assess relative performance for the PSU plan under the LTIP.

2018 Management Information Circular	9

Our Compensation Peer Group also includes companies from the broader oilfield services sector that we compete with for global talent, market share and customers. Precision is a Canadian company that is focused on growing its U.S. and international business. In 2017, 57% of Precision’s revenue was from the U.S. and international business. It is important to us that our Compensation Peer Group appropriately reflects true comparator companies. We consider revenue, EBITDA, assets, total employees, market capitalization, enterprise value, geographic footprint and complexity of service offerings, among other factors to determine comparability. This detailed analysis is done with the assistance of our independent compensation consultant. You can read more about our benchmarking process and our Compensation Peer Group beginning on page 56 and our PSU Performance Peer Group on page 68.

Third Party Advisory Services

Third party proxy advisory firms usually compare Precision’s pay and performance against a group of Canadian companies, a limited number of which are direct peers of Precision and many of which are less relevant Canadian industrial companies. We believe a comparator group that relies only on Canadian peers is inappropriate. Precision’s long-term growth strategy is focused on its U.S. and international business. Since 2015, approximately 80% of our expansion and upgrade capital spending has been allocated to the U.S. and international businesses. Aligned with our long-term strategy, the majority of our leadership team, including our CEO, is located in Houston, Texas and are paid in U.S. currency. Accordingly, we believe our Compensation Peer Group, which includes 16 oilfield services industry peers, a majority of which are U.S. companies, is relevant and appropriate.

Precision’s total shareholder return during the previous three-year period (2015-2017) ranks at the 33rd percentile of our Compensation Peer Group while average three-year compensation of our CEO disclosed in our Management Information Circulars was at the 40th percentile. The chart below reflects that Precision’s pay and performance are within the zone of alignment.

10	Precision Drilling Corporation

2018 Compensation

Looking ahead to 2018, we continue to focus on managing compensation costs and aligning variable compensation with shareholder interests while recognizing the need to retain key talent as the outlook for the oilfield services industry continues to improve. As such, we made the necessary compensation adjustments for critical and marketable talent.

The HRCC made a number of recommendations to the Board for approval. We adjusted the financial metrics within our 2018 STIP to align with our near-term strategy to reduce debt. To reduce the impact of share dilution and support retention, we maintained the emphasis on PSUs, reduced the granting of options, and introduced restricted share units (RSUs) to senior executives, with the exception of the CEO. These changes to the 2018 LTIP allows us to manage the plan’s dilution impact and support the retention of NEOs who are critical to the success of Precision’s long-term goals.

Compensation Governance

The HRCC is 100% independent. It is responsible for developing Precision’s compensation policies and practices, including excessive or inappropriate risk taking, and reviewing our policies and practices that are in place to identify and mitigate potential risks.

The HRCC continues to monitor compensation practices, governance issues and industry developments and will recommend changes to the Board over the coming year as appropriate.

The HRCC has reviewed and approved the executive compensation disclosure in this document. I personally encourage you to support our approach to executive compensation by voting FOR our ‘say on pay’ advisory vote.

Sincerely,

Dr. Kevin O. Meyers

Chair, Human Resources and Compensation Committee

2018 Management Information Circular	11

Governance Highlights

We maintain high governance standards in all aspects of our business. We have governance charters, guidelines, policies and procedures and regularly monitor regulatory developments and governance best practices to ensure we maintain these standards.

Our Board is qualified, experienced, engaged and committed to overseeing our affairs.

All eight nominated directors currently serve on our Board. Each nominee brings an appropriate mix of skills, experience and knowledge to the Board and their committee memberships, and each had a 100% attendance record during their term in 2017.

Key attributes of the proposed Board:

∎ 88% are independent

∎ 100% have senior leadership experience

∎ 88% have industry experience

∎ 75% have experience in finance or mergers and acquisitions

∎ 88% have human resources or compensation experience.

We pay our directors a cash and equity retainer to compensate them for fulfilling their role and responsibilities as a member of Precision’s Board. The flat fee structure is competitive with the market and supports strong director engagement. The equity retainer is paid as deferred share units (DSUs) so our directors have a vested interest in Precision’s long-term success. We pay the cash retainer in U.S. dollars to help us attract and retain global talent to the Board and support our long-term growth strategy in the towards U.S. and international operations.

You can read about this year’s nominees in detail beginning on page 22 and the Board’s role and responsibilities on page 39. A detailed discussion of director compensation begins on page 50.

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta T2P 1G1

Attention: Corporate Secretary

Email: corporatesecretary@precisiondrilling.com

Fax: 403.264.0251

Investor Outreach

We believe it is important to have ongoing engagement with shareholders to understand their concerns and sentiment and have a constructive dialogue about governance, executive compensation and other matters.

The Board approved a formal shareholder outreach program in late 2017 to encourage more dialogue about executive compensation matters. This year, we wrote a letter to our largest 150 shareholders, representing approximately 58% of our issued (and outstanding) shares, asking for input into our current approach. Shareholders were supportive of our compensation programs and we have not received any negative feedback to date. We remain open to engagement with our shareholders and are interested in hearing your concerns.

You can read more about the shareholder outreach program in 2018 in the Message from the Human Resources and Compensation Committee beginning on page 7.

Shareholders can also contact the Board through our Corporate Secretary.

12	Precision Drilling Corporation

Management Information Circular	Management Information Circular

You have received this Management Information Circular because you owned Precision shares on March 28, 2018 and are entitled to vote your shares at our annual general meeting on May 16, 2018 beginning at 10:00 a.m. MDT at Eighth Avenue Place, Suite 410, 525 – 8th Avenue, SW in Calgary, Alberta.

Management and our Board of Directors are asking for your vote (known as soliciting your proxy) and we are contacting shareholders electronically and by mail. We have retained Kingsdale Advisors (Kingsdale) to act as our proxy solicitation agent and we are paying them approximately $55,000 for their services.

You can vote by proxy if you are unable to vote in person at the meeting. A live audio webcast of the meeting will be available on our website (www.precisiondrilling.com), and we will post the webcast details in advance on our website and provide them in a news release. We will also post the voting results and archive the webcast on our website after the meeting.

Our Board of Directors has approved the contents of this Circular and has authorized us to send it to each shareholder. We plan to distribute the Circular and proxy form or voting instruction form to shareholders on or about April 5, 2018.

In this Management Information Circular:

∎  you and your mean holders of Precision’s common shares

∎  we, us, our and Precision mean Precision Drilling Corporation

∎  shares and Precision shares mean Precision’s common shares

∎  shareholder means a holder of Precision’s common shares

∎  Circular means this Management Information Circular.

All dollar amounts are in Canadian dollars, and all information is as of March 28, 2018, unless stated otherwise.

Our principal corporate and registered office is located at:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta

Canada T2P 1G1

Phone: 403.716.4500

About Your Package of Materials

This year we are again using the notice-and-access provisions for registered and beneficial holders where possible to reduce our printing and mailing costs.

We can deliver our materials for the annual general meeting electronically if you are:

∎  a registered shareholder and consented in writing to receive the items electronically

∎  a beneficial shareholder and asked not to receive printed copies of our materials.

Your package includes either a proxy form or a voting instruction form and information about the meeting and how you can access the materials online.

We have sent you a complete package of printed materials if you are:

∎  a registered shareholder and did not consent in writing to receive the items electronically

∎  a beneficial shareholder and asked to receive printed copies (we send materials to your financial intermediary—your bank, trust company, broker or trustee—to send to you).

Turn to page 16 to read more about registered and beneficial shareholders. If you have questions, please contact Kingsdale at:

∎  1.888.518.1560 (toll-free in North America)

∎  416.867.2272 (collect, outside North America)

∎  contactus@kingsdaleadvisors.com

2018 Management Information Circular	13

A – About the Annual General Meeting	Management Information Circular

The annual meeting of shareholders is your opportunity to vote on the items of business, ask questions, and meet face to face with management and our Board.

This section discusses the items of business in detail and explains the voting process. It also tells you about the directors who have been nominated for election to the Board this year.

15	Voting
	15	Who Can Vote
	15	How to Vote
	16	Registered Shareholders

17	Business of the Annual General Meeting

20	About the Nominated Directors
	20	About the Nominated Directors
	21	2017 Meeting Attendance
	22	Director Profiles

30	Committee Reports
	30	Audit Committee Report

	31	Corporate Governance, Nominating and Risk Committee Report
	32	Human Resources and Compensation Committee Report

14	Precision Drilling Corporation

Voting

Who Can Vote

Only holders of Precision shares as of the close of business on March 28, 2018, have the right to vote at the annual general meeting. Each Precision share you own represents one vote.

If a Precision shareholder transferred shares to you after this date, you or your proxyholder can vote at the meeting if you can prove that you own the shares. You need to contact our registrar and transfer agent, Computershare Trust Company of Canada (Computershare), at least 10 days before the meeting to request that your name be included on the list of shareholders who are entitled to vote at the meeting. Computershare’s contact information is on the following page.

Precision’s authorized share capital includes an unlimited number of common shares and preferred shares, issuable in series, up to half the issued and outstanding common shares at the time the preferred shares are issued.

As of March 28, 2018, we had 293,238,858 common shares and no preferred shares outstanding.

Principal Holders of Precision Shares

Our directors and executive officers are aware of one organization that owns or controls 10% or more of our outstanding shares.

Fidelity Investments, a U.S.-based multinational financial services organization, owns, through its affiliates, 30,388,430 Precision shares or approximately 10.4% of our outstanding shares.

We are not aware of any other person or company that beneficially owns, controls or directs (directly or indirectly) 10% or more of our outstanding shares.

How to Vote

You can vote by proxy, or you can attend the meeting and vote your shares in person. Note that the voting process is different for registered and beneficial (non-registered) shareholders.

You are a registered shareholder if you hold Precision shares in your own name and have an actual share certificate. Your package includes a proxy form.

You are a beneficial shareholder if your Precision shares are held in the name of a financial intermediary or nominee (your bank, trust company, broker, trustee or other financial institution). Beneficial shareholders do not have physical share certificates because their shareholdings are recorded on an electronic system.

If you are a beneficial shareholder, your nominee or financial intermediary votes your shares, but you have the right to tell them how you want them to vote. You need to do this as soon as possible using the voting instruction form in this package.

Follow the instructions on the next page. If you still have questions about the voting process, you can contact Kingsdale Advisors:

Voting Results

Computershare is our transfer agent and registrar of Precision shares and counts and tabulates the votes for us.

We file a report of the voting results with the Canadian and U.S. securities regulators (www.sedar.com and www.sec.gov) after the meeting and also post the results on our website and issue a news release with the results.

Phone:	1.888.518.1560 (toll free in North America)
416.867.2272 (outside North America)
Email:	contactus@kingsdaleadvisors.com

2018 Management Information Circular	15

Registered Shareholders Voting by Proxy	Beneficial Shareholders

Voting by proxy is the easiest way to vote, and you can do it by mail, phone, or on the internet. Follow the instructions on your proxy form.

Voting by proxy means that you are giving someone else (your proxyholder) the authority to attend the annual general meeting and vote your shares for you. You can appoint a person or a company to be your proxyholder and to act on your behalf at the meeting. The person or company you appoint does not need to be a Precision shareholder.

Kevin A. Neveu, President and Chief Executive Officer, or in his absence, Steven W. Krablin, Chair of the Board, will automatically serve as your proxyholder if you do not appoint someone else. They will vote your Precision shares at the meeting according to the instructions you provide on your proxy form.

If you do not specify how you want to vote your shares, they will vote:

∎  for electing each nominated director

∎  for appointing the auditors

∎  for our approach to executive compensation.

Generally, you can send your voting instructions by mail, phone or on the internet. Each financial intermediary has its own process, so be sure to follow the instructions on your voting instruction form.

If you hold some shares as a registered shareholder and others as a beneficial shareholder, you will need to follow the instructions for each type.

Voting in Person

We do not have the names of our beneficial shareholders or a record of the specific number of shares each of them owns.

If you wish to attend the annual general meeting and vote in person, then you must follow the directions provided on the voting instruction form in your package. Be sure to register with Computershare when you arrive at the meeting.

Changing Your Vote

Contact your intermediary for instructions on how to revoke or change the voting instructions you provided.

If you want to appoint someone else to be your proxyholder, cross out the names of the Precision proxyholders on your proxy form and print the name of the person you are appointing. Send the completed form to Computershare.

Make sure the person is aware they must attend the meeting and vote your shares for you. Your proxyholder must vote for or against, or withhold your vote, according to your instructions. Your proxyholder will need to register with Computershare when they arrive at the meeting.

Computershare must receive your instructions by 10:00 a.m. MDT on May 14, 2018. If the meeting is postponed or adjourned, they must receive the instructions by 10:00 a.m. MDT two business days before the adjourned or postponed meeting is reconvened. The proxy cut-off time may be waived or extended by the Chair of the Board, in his sole discretion without notice.

Mail your completed proxy form to: Computershare Trust Company of Canada 100 University Avenue, 8th floor Toronto, Ontario, Canada M5J 2Y1	Vote online or by phone using the 15-digit control number on the first page of your proxy form: Internet: www.investorvote.com Phone: 1.866.732.VOTE (8683)

You can also appoint a proxyholder online. Follow the online instructions if you want your proxyholder to vote for each item of business separately.

Voting in Person

Do not use your proxy form. When you arrive at the meeting, check in with Computershare to receive your ballots so you can vote at the meeting.

Changing Your Vote

If you have already voted by proxy, you can revoke your proxy or change your vote. Or you can decide to vote in person instead. You can do this any time up until the start of the meeting.

If you voted by phone or on the internet, you can submit a new vote. The new vote will revoke your earlier vote.

If you submitted your proxy form by mail, send a written notice by 10:00 a.m. MDT on May 14, 2018 to our registered office at:

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta T2P 1G1

If the meeting is postponed or adjourned, we must receive your notice by 10:00 a.m. MDT two business days before the postponed or adjourned meeting is reconvened or give your written notice to the chair of the meeting before the start of the meeting. The written notice will only apply to items of business that have not yet been voted on.

You can also change or revoke your vote in any other way the law allows. The notice can come from you, or from your legal representative if he or she has your written authorization. If a corporation owns the shares, the notice must be under the corporate seal or from an authorized officer or representative.

16	Precision Drilling Corporation

Business of the Annual General Meeting

1. Receive the 2017 Consolidated Financial Statements

Our audited consolidated financial statements for the year ended December 31, 2017 and report of the auditors (2017 Consolidated Financial Statements) will be presented at the meeting. The Board has approved the 2017 Consolidated Financial Statements and no vote is required. You will, however, have an opportunity to ask questions at the meeting.

Quorum

We must have two persons present who hold or represent by proxy at least 25% of the shares entitled to vote at the meeting for it to proceed.

Simple Majority

We need a simple majority of votes (50% plus one vote) for an item of business to be approved at this meeting.

We mailed our 2017 Consolidated Financial Statements to all registered shareholders and to beneficial shareholders who requested them. You can find them and the management’s discussion and analysis (MD&A) in our 2017 Annual Report on our website (www.precisiondrilling.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

2. Elect the Directors

You can vote on electing eight directors to our Board for a one-year term:

Michael R. Culbert William T. Donovan Brian J. Gibson	Allen R. Hagerman Steven W. Krablin Susan M. MacKenzie	Dr. Kevin O. Meyers Kevin A. Neveu

Our articles of incorporation state that we must have between one and 15 directors on our Board. The Board has decided that there will be eight directors this year. The Corporate Governance, Nominating and Risk Committee believes the eight nominated directors represent an appropriate mix of skills and experience and other qualities required for serving on our Board. All the nominees currently serve on the Board and you can read about each of them in the director profiles beginning on page 22. Stephen J.J. Letwin, who has served on the Board since 2006, and Catherine J. Hughes, who has served on the Board since 2013, have decided to retire and not stand for re-election.

All the nominees meet the Board’s independence criteria except for Mr. Neveu because of his role as our President and Chief Executive Officer.

You can vote for all the nominated directors, vote for some and withhold votes for others, or withhold votes for all of them. If you are voting by proxy and do not appoint someone to serve as your proxyholder, the Precision representatives named in the proxy form will vote your shares for electing each nominated director unless you provided different instructions.

Each director will serve until the end of the next annual general meeting, unless he or she resigns and a successor is elected or appointed. If a nominee withdraws his or her name, you or your proxyholder can vote for another nominated director.

The Board recommends that you vote FOR electing each nominated director.

Our policy on majority voting

A director who receives more withhold than for votes must offer to resign after the meeting. The Corporate Governance, Nominating and Risk Committee will review the matter and then recommend to the Board to accept or reject the resignation based on the best interests of Precision and any other factors it considers relevant. The Board will accept the director’s resignation unless there are exceptional circumstances. The director will not participate in any Board or committee deliberations on the matter.

The Board will decide whether to accept a resignation within 90 days of the meeting. If the Board accepts the resignation, it may appoint a new director to fill the seat.

This policy only applies to uncontested elections where the number of nominated directors equals the number of directors to be elected at the meeting. A withhold vote is effectively the same as a vote against a director in an uncontested election.

2018 Management Information Circular	17

3. Appoint the Auditors

You can vote on reappointing the auditors and authorizing the Board to set their fees.

The Board recommends that KPMG LLP, Chartered Accountants (KPMG), be appointed as our auditors until the next annual general meeting. Representatives of KPMG will be at the annual general meeting to answer any questions. KPMG has been our auditors for more than five years, and we believe their re-appointment is in the best interests of Precision and our shareholders.

Auditor Independence

The independence of the auditors is essential to maintaining the integrity of our financial statements. We comply with Canadian securities laws relating to the independence of external auditors, services they can perform, and fee disclosure. We also comply with the provisions of the United States (U.S.) Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) and the accounting and corporate governance rules adopted by the U.S. Securities and Exchange Commission (SEC) that set out services that cannot be provided by external auditors.

The Audit Committee is responsible for overseeing the external auditors, and it meets with them every year to review their qualifications and independence. This includes reviewing formal written statements that describe any relationships with Precision that can have an impact on their independence and objectivity.

Audit Committee

You can find more information about the Audit Committee’s policies and procedures in our annual information form for the year ended December 31, 2017. It is available on our website (www.precisiondrilling.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Or contact our Corporate Secretary:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta T2P 1G1

Phone: 403.716.4500

Fax: 403.264.0251

Email: corporatesecretary@precisiondrilling.com

The Audit Committee recommends the terms of engagement and the auditors’ fees to the Board for approval and pre-approves any permitted non-audit services. Management collaborates with the external auditors every year to develop a list of proposed services for the Audit Committee’s review and pre-approval. The Audit Committee ensures auditor independence by prohibiting the external auditors from providing certain services, however, it believes the auditors are best equipped to handle certain other non-audit services in permitted categories, such as tax compliance.

The table below shows the fees billed to us and our affiliates for professional services provided by KPMG in the last two fiscal years.

Year Ended December 31	2017	2016
Audit fees	$1,551,000	$1,563,000
for professional audit services
Audit-related fees	—	—
for assurance and other services that relate to the performance of the audit or review of our financial statements and are not reported as audit fees
Tax fees	$247,000	$483,000
for tax advisory services, including assistance with preparing Canadian federal and provincial income tax returns, and international tax advisory services
Total	$1,798,000	$2,046,000

The Board recommends that you vote FOR the appointment of KPMG as our auditors until the next annual general meeting and authorize the Board to set their fees.

4. Participate in Our ‘Say on Pay’ Advisory Vote

You can vote on our approach to executive compensation. The Board has held a ‘say on pay’ vote every year since 2011 when it adopted the policy to hold an annual advisory vote on executive compensation.

At the meeting, you will have the opportunity to vote for or against our approach to executive compensation through the following resolution:

Please take time to read about our executive compensation program, which starts on page 53. The compensation discussion and analysis explains our approach, how executive compensation aligns with shareholder interests, the different program components and the Board’s decisions about executive pay for 2017.

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the Shareholders accept the approach to executive compensation disclosed in Precision’s Management Information Circular delivered in advance of the 2018 Annual General Meeting of Shareholders.”

18	Precision Drilling Corporation

While this is an advisory vote and the results are not binding on the Board, the vote is an important part of our ongoing engagement with shareholders about executive compensation and governance matters.

The Board will take the voting results and other feedback into account when considering its approach to executive compensation in the future. If a significant number of shareholders oppose the resolution, the Board will meet with shareholders to understand their concerns and review our approach to compensation in the context of these concerns.

We have typically received strong support from our shareholders. Last year 91.9% of the votes were in favour of our approach to executive compensation. The Board and the Human Resources and Compensation Committee continue to monitor developments in executive compensation to ensure that our compensation practices and decisions and compensation risk oversight are appropriate.

The Board recommends that you vote FOR our approach to executive compensation as disclosed in this Circular.

5. Other Business

If there are amendments or variations to the items of business or other matters that properly come before the meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit.

As of the date of this Circular, we are not aware of any amendments or variations to the items of business or of any other matters that may properly come before the meeting.

About Material Interests

None of our nominated directors or executives, or their associates or affiliates, has a direct or indirect material interest (as a beneficial shareholder or in any other way) in any item of business except as disclosed herein.

No informed person or nominated director, or their associates or affiliates, had a direct or indirect material interest in a transaction or proposed transaction involving Precision in 2017, or up until April 5, 2018, that has had or will have a material effect on us or any of our subsidiaries.

.

2018 Management Information Circular	19

About the Nominated Directors

The Board has decided that eight directors will be elected to the Board this year. The Corporate Governance, Nominating and Risk Committee (CGNRC) believes they represent an appropriate mix of skills and experience and other qualities required for serving on our Board.

Precision’s articles of incorporation allow the Board to appoint one or more additional directors to the Board between annual meetings, but the number of additional directors cannot exceed one-third of the number of directors at the end of our most recent annual meeting.

Mr. Neveu is the only non-independent director because of his role as our President and Chief Executive Officer.

Key Things to Know

Serving on Other Boards

All of our nominated directors are active corporate directors and hold positions on other boards. The Board and the CGNRC have reviewed the board memberships and determined that the directors have consistently demonstrated that they are able to, and do, devote the necessary time and attention to Precision to carry out their duties effectively and act in Precision’s best interests.

All of our nominated directors have consistently met our expectations. All directors:

∎  have a comprehensive understanding of our business

∎  are always well prepared for Board and committee discussions

∎  make constructive contributions to all discussions

∎  are available to meet with management and fellow directors

∎  have maintained a 100% attendance record at Board and committee meetings.

Board Interlocks

Mr. Krablin and Dr. Meyers each currently serve as independent directors on the board of Hornbeck Offshore Services, Inc. Mr. Culbert and Ms. MacKenzie each currently serve as independent directors on the board of Enerplus Corporation. We do not believe these board interlocks affect the independence of the director or their ability to perform their fiduciary obligations. None of our other directors currently serve together on any other public company boards.

20	Precision Drilling Corporation

2017 Meeting Attendance

The table below shows the number of Board and committee meetings held in 2017 and the director attendance record. We expect directors to attend all Board meetings, their committee meetings and the annual general meeting of shareholders. Directors may attend regular meetings by phone if circumstances require it.

Name	Board	Audit Committee	Corporate Governance, Nominating and Risk Committee	Human Resources and Compensation Committee	Overall Attendance
Michael R. Culbert	1 of 1 (100%)	—	—	—	1 of 1 (100%)
William T. Donovan	8 of 8 (100%)	5 of 5 (100%)	4 of 4 (100%)	—	17 of 17 (100%)
Brian J. Gibson	8 of 8 (100%)	5 of 5 (100%)	4 of 4 (100%)	—	17 of 17 (100%)
Allen R. Hagerman	8 of 8 (100%)	5 of 5 (100%)	—	4 of 4 (100%)	17 of 17 (100%)
Catherine J. Hughes (1)	8 of 8 (100%)	5 of 5 (100%)		4 of 4 (100%)	17 of 17 (100%)
Steven W. Krablin	8 of 8 (100%)	5 of 5 (100%)	—	4 of 4 (100%)	17 of 17 (100%)
Stephen J.J. Letwin (1)	8 of 8 (100%)	—	4 of 4 (100%)	4 of 4 (100%)	16 of 16 (100%)
Susan M. MacKenzie	2 of 2 (100%)	—	1 of 1 (100%)	1 of 1 (100%)	4 of 4 (100%)
Kevin O. Meyers	8 of 8 (100%)	—	4 of 4 (100%)	4 of 4 (100%)	16 of 16 (100%)
Kevin A. Neveu	8 of 8 (100%)	—	—	—	8 of 8 (100%)

Notes:

(1)  Ms. Hughes and Mr. Letwin have decided not to stand for re-election at our 2018 annual meeting.

You can read about each nominated director in the profiles that follow.

Each has provided information about the Precision shares he or she owns, or exercises control or direction over, and we used $3.45, the closing price of Precision’s shares on the TSX on March 28, 2018 to determine the value of their share ownership. We use the actual purchase cost of the shares or the current market value (whichever is higher) to determine whether a director has met the share ownership guidelines.

2018 Management Information Circular	21

Director Profiles

Resident of:

Calgary, Alberta,

Canada

Citizenship: Canada

Director since:

December 2017

Areas of expertise:

∎  oil and gas exploration and production oilfield services

∎  corporate finance

∎  capital markets

∎  marketing

Michael R. Culbert (60) | Independent

B.Sc.

Michael Culbert is Vice Chairman of Progress Energy Canada Ltd., a wholly owned subsidiary of PETRONAS, Malaysia’s integrated energy corporation. Prior to becoming Vice Chairman, Mr. Culbert served as President and CEO of Progress Energy Canada Ltd. from 2004 to 2016. Mr. Culbert also served as President of Pacific NorthWest LNG from 2014 to 2016 where he led an international consortium through a successful regulatory and consultation process. He served as Vice President of Marketing and Business Development at Encal Energy Ltd. from 1995 to 2001 and worked in various positions within Finance and Marketing at Home Oil Company Ltd.

Mr. Culbert currently serves on the Board of Directors of Progress Energy, Enerplus Corporation and Reserve Royalty and has also previously served on a number of other private and public energy company boards. Mr. Culbert is a past member of the Canadian Association of Petroleum Producers Board of Governors.

Mr. Culbert holds a Bachelor of Science degree in Business Administration from Emmanuel College.

Mr. Culbert joined the Precision Board in December 2017.

Board and Committee Membership	2017 Meeting Attendance
Board of Directors	1 of 1 (100%)
Audit Committee	Not applicable
Human Resources and Compensation Committee	Not applicable
2017 Voting Results
Votes for: Not applicable	Votes withheld: Not applicable

Compensation		Director Share Ownership Guidelines
Total compensation received for 2017	US$16,427	Minimum two times annual	Meets Guideline
Amount received as DSUs	100% / US$16,427	retainer of US$195,000	Yes
Securities Held (as of March 28, 2018)	Number	Market Value ($)	TSX Closing Price
Precision shares	100,000	345,000	3.45
DSUs	5,570	19,217
Total shares and DSUs	105,570	364,217
Other Public Company Boards and Committees in the last five years
Enerplus	Audit committee, Corporate Governance and Nominating committee, Compensation and Human Resources committee (chair)		2014 - present

22	Precision Drilling Corporation

Resident of:

North Palm Beach, Florida

United States

Citizenship: USA

Director since:

December 2008

Areas of expertise:

∎  manufacturing

∎  corporate finance

∎  mergers and acquisitions

∎  venture capital

∎  distribution strategies

William Donovan (66) | Independent

B.Sc. MBA

William Donovan is a private equity investor and has served as a director of several public and private companies in the United States, the United Kingdom and Russia. Mr. Donovan was Chair of the Board of Rockland Industrial Holdings, LLC, a privately-held Wisconsin entity engaged in the manufacturing of wood flooring products for the truck trailer and domestic container industries from April 2006 to December 2013.

Mr. Donovan joined the board of Silgan Holdings in January 2018. Previously, he was a director of Grey Wolf, Inc. from June 1997 to December 2008, prior to its acquisition by Precision Drilling Trust and his subsequent appointment as a director of Precision in December 2008. From 1997 to 2005, he served as President, Chief Executive Officer and a director of Total Logistics, Inc., a Wisconsin corporation engaged in various operating and investment activities.

Mr. Donovan previously served as President, Chief Financial Officer and a director of Christiana Companies, Inc. and Prideco Inc. prior to their merger with Weatherford International, Inc. in 1999. From 1980 to 1998, he was a Principal and Managing Director of Lubar & Co., a private investment and venture capital firm. Prior to joining Lubar & Co., Mr. Donovan was an officer with Manufacturers Hanover Trust Company from 1976 to 1980, where he specialized in merger and acquisition financing.

Mr. Donovan received a B.Sc. and an MBA from the University of Notre Dame.

Board and Committee Membership	2017 Meeting Attendance
Board of Directors		8 of 8 (100%)
Audit Committee		5 of 5 (100%)
Corporate Governance, Nominating and Risk Committee (chair)		4 of 4 (100%)
2017 Voting Results
Votes for: 181,224,712 (98.5%)	Votes withheld: 2,739,932 (1.5%)

Compensation		Director Share Ownership Guidelines
Total compensation received for 2017	US$210,000	Minimum two times annual	Meets Guideline
Amount received as DSUs	54% / US$115,000	retainer of US$210,000	Yes, 5 times
Securities Held (as of March 28, 2018)	Number	Market Value ($)	TSX Closing Price
Precision shares	92,970	320,747	3.45
DSUs	129,434	446,547
Total shares and DSUs	222,404	767,294
Other Public Company Boards and Committees in the last five years
Silgan Holdings Inc.	Audit committee, Compensation committee		January 2018 - present

2018 Management Information Circular	23

Resident of:

Mississauga, Ontario

Canada

Citizenship: Canada

Director since:

May 2011

Areas of expertise:

∎  corporate finance

∎  capital markets

∎  mergers and acquisitions

∎  accounting

∎  investment management

Brian J. Gibson (62) | Independent

B.Comm., MBA, CFA (CFA Institute), ICD.D (Institute of Corporate Directors)

Brian Gibson is currently Chief Executive Officer and Chief Investment Officer of TAVANI Relationship Investors Ltd., an investment management firm, a position he has held since August 2015. He was the Senior Vice President, Public Equities and Hedge Funds of Alberta Investment Management Corp. (AIMCo) from December 2008 until his retirement in May 2012. Previously, he served as President of Panoply Capital Asset Management Inc., a private investment firm, and as Senior Vice President, Equities of the Ontario Teachers’ Pension Plan. Mr. Gibson is a member of the advisory board of Kruger Inc., a private entity firm. He is a former director of Duff & Phelps, INFOR Acquisition Corp, MacDonald, Dettwiler and Associates Ltd., Viterra Inc., WestJet Airlines Ltd. and Westaim Corporation.

During his 38 year career, Mr. Gibson has been responsible for the management of various large equity investment portfolios, including those of insurance companies, a chartered bank, pension and mutual funds, and endowments. He has expertise in relationship investing and in corporate finance. Mr. Gibson has extensive experience in the analysis of public company financial statements and control standards and serves on the Corporate Disclosure Policy committee of the CFA Institute, which provides regulators with input and suggestions on potential changes in accounting standards and disclosure.

Mr. Gibson received a B.Comm. from Laurentian University, an MBA from the University of Toronto and is a Chartered Financial Analyst. He is a graduate of the Directors’ Education Program sponsored by the Institute of Corporate Directors.

Board and Committee Membership	2017 Meeting Attendance
Board of Directors		8 of 8 (100%)
Audit Committee		5 of 5 (100%)
Corporate Governance, Nominating and Risk Committee		4 of 4 (100%)
2017 Voting Results
Votes for: 182,827,810 (99.4%)	Votes withheld: 1,136,834 (0.6%)

Compensation		Director Share Ownership Guidelines
Total compensation received for 2017	US$195,000	Minimum two times annual	Meets Guideline
Amount received as DSUs	59% / US$115,000	retainer of US$195,000	Yes, 5 times
Securities Held (as of March 28, 2018)	Number	Market Value ($)	TSX Closing Price
Precision shares	85,000	293,250	3.45
DSUs	136,748	471,781
Total shares and DSUs	221,748	765,031
Other Public Company Boards and Committees in the last five years
INFOR Acquisition Corp.	Audit committee (chair)		2015 – 2017

24	Precision Drilling Corporation

Resident of:

Millarville, Alberta

Canada

Citizenship: Canada

Director since:

December 2006

Areas of expertise:

∎  accounting

∎  corporate finance

∎  oil and gas exploration and production

∎  marketing

∎  human resources and compensation

∎  government relations

Allen R. Hagerman, FCA (66) | Independent

B.Comm., MBA, CPA, CA, CF, ICD.D (Institute of Corporate Directors)

Allen Hagerman is a private investor and corporate director with over 30 years of experience in the financial management of companies across the energy and mining industries. He served as Executive Vice President of Canadian Oil Sands Limited, an oil sands mining and upgrading entity, from 2008 until his retirement in 2014. He was previously Chief Financial Officer of Canadian Oil Sands Limited from June 2003 to April 2007. Prior to this, he held senior positions at Fording Canadian Coal Trust, Fording Inc., Hudson’s Bay Oil and Gas, Home Oil Company Limited and InterHome Energy Inc.

Mr. Hagerman is Chair of the Board of TransAlta Renewables Inc. In December 2016, he joined the Board of Directors of Tervita Corporation, a private environmental solutions provider, and serves on the audit committee. He is a former member of the Financial Executives Institute and a past President of Financial Executives Institute, Calgary Chapter, as well as a past Chair of the Alberta Children’s Hospital Foundation. Previous board positions include Capital Power Income LP where he was Lead Director, Mongolia Minerals Corporation, Syncrude Canada Ltd., Calgary Exhibition and Stampede, and the University of Calgary. He is a Fellow of the Institute of Chartered Accountants of Alberta and recipient of its Distinguished Service Award.

Mr. Hagerman received a B.Comm. from the University of Alberta and an MBA from Harvard Business School. Mr. Hagerman is a graduate of the Directors’ Education Program sponsored by the Institute of Corporate Directors.

Board and Committee Membership	2017 Meeting Attendance
Board of Directors	8 of 8 (100%)
Audit Committee (chair)	5 of 5 (100%)
Human Resources and Compensation Committee	4 of 4 (100%)
2017 Voting Results
Votes for: 182,529,610 (99.2%)	Votes withheld: 1,435,034 (0.8%)

Compensation		Director Share Ownership Guidelines
Total compensation received for 2017	US$210,000	Minimum two times annual	Meets Guideline
Amount received as DSUs	54% / US$115,000	retainer of US$210,000	Yes, 5 times
Securities Held (as of March 28, 2018)	Number	Market Value ($)	TSX Closing Price
Precision shares	19,277	66,506	3.45
DSUs	191,432	660,440
Total shares and DSUs	210,709	726,946
Other Public Company Boards and Committees in the last five years
TransAlta Renewables Inc.	Audit committee and Special committee		2013 – present

2018 Management Information Circular	25

Resident of:

Spring, Texas

United States

Citizenship: USA

Director since:

May 2015

Areas of expertise:

∎  oilfield services

∎  accounting

∎  mergers and acquisitions

∎  corporate finance

∎  international operations

∎  human resources and compensation

∎  corporate strategy

Steven W. Krablin (67) | Chairman of the Board | Independent

BSBA (Accounting), CPA, retired

Steven Krablin is a private investor and has over 30 years of experience as a corporate executive in the energy industry. Most recently, he served as President, Chief Executive Officer and Chairman of the Board of T-3 Energy Services, Inc., an oilfield services company that manufactured products used in the drilling, production and transportation of oil and gas, from March 2009 until January 2011.

Mr. Krablin is an experienced financial and operational leader with a broad understanding of business globally. He has also served as Chief Financial Officer of oil and gas service and manufacturing companies, including National Oilwell, Inc. and Enterra Corporation.

Mr. Krablin is currently a director of Hornbeck Offshore Services, Inc. and Chart Industries, Inc.

Mr. Krablin received a BSBA (Accounting major) from the University of Arkansas and is a retired certified public accountant (CPA).

Board and Committee Membership	2017 Meeting Attendance
Board of Directors	8 of 8 (100%)
Audit Committee (1)	5 of 5 (100%)
Corporate Governance, Nominating and Risk Committee	4 of 4 (100%)
Human Resources and Compensation Committee	4 of 4 (100%)
2017 Voting Results
Votes for: 182,395,231 (99.2%)	Votes withheld: 1,569,413 (0.8%)

Compensation		Director Share Ownership Guidelines
Total compensation received for 2017	US$257,000	Minimum two times annual retainer	Meets Guideline
Amount received as DSUs	100% / US$257,000	of US$275,000	Yes, 2 times
Securities Held (as of March 28, 2018)	Number	Market Value ($)	TSX Closing Price
Precision shares	15,000	51,750	3.45
DSUs	124,679	430,143
Total shares and DSUs	139,679	481,893
Other Public Company Boards and Committees in the last five years
Chart Industries, Inc.	Audit committee, Nominations and Corporate Governance committee, and Compensation committee		2006 – present
Hornbeck Offshore Services, Inc.	Audit committee, Nominating and Corporate Governance committee		2005 – present
Penn Virginia Corporation (2)	Audit committee, Compensation and Benefits committee, Nominating and Governance committee		2010 – 2016

Notes:

(1)  The Board has determined that Mr. Krablin’s simultaneous service on the audit committees of two other public companies does not interfere with his ability to serve effectively on Precision’s Audit Committee.

(2)  On May 12, 2016, Penn Virginia filed voluntary petition under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the Eastern District of Virginia to pursue a plan of reorganization. On September 12, 2016, Penn Virginia emerged from bankruptcy proceedings and appointed a new board of directors.

26	Precision Drilling Corporation

Susan M. MacKenzie (57) | Director

P.Eng., MBA, ICD.D

Susan M. MacKenzie has been an independent consultant since 2009. Previously, she served as Chief Operating Officer with Oilsands Quest Inc. Prior to that role, Ms. MacKenzie was employed for twelve years at Petro-Canada prior to its merger with Suncor Energy Inc, where she served as Vice President of Human Resources and Vice President of In Situ Development and Operations. Ms. MacKenzie was also employed for fourteen years with Amoco Canada, serving in a variety of engineering and leadership roles in natural gas, conventional oil and heavy oil exploitation.

Ms. MacKenzie serves on several boards, including Freehold Royalties Ltd., TransGlobe Energy Corporation, Fortis Alberta, and Enerplus Corporation. She previously served on the boards of Safe Haven Foundation of Canada, Calgary Women’s Emergency Shelter and Foothills Academy Society.

Ms. MacKenzie holds a Bachelor of Engineering (Mechanical) degree from McGill University and a Master of Business Administration from the University of Calgary. She is a graduate of the Directors’ Education Program sponsored by the Institute of Corporate Directors.

Ms. MacKenzie joined the Precision Board in September 2017.

Resident of:

Calgary, Alberta,

Canada

Citizenship: Canada

Director since:

September 2017

Areas of expertise:

∎  engineering

∎  oil and gas exploration and production oilfield services

∎  human resources

∎  executive leadership

Board and Committee Membership	2017 Meeting Attendance
Board of Directors	2 of 2 (100%)
Corporate Governance, Nominating and Risk Committee	1 of 1 (100%)
Human Resources and Compensation Committee	1 of 1 (100%)
Management Committee Membership	2017 Meeting Attendance
Safety Council	Not applicable(1)
2017 Voting Results
Votes for: Not applicable	Votes withheld: Not applicable

Compensation		Director Share Ownership Guidelines
Total compensation received for 2017	US$20,978	Minimum two times annual	Meets Guideline
Amount received as DSUs	61% / US$32,541	retainer of US$195,000	No (2)
Securities Held (as of March 28, 2018)	Number	Market Value ($)	TSX Closing Price
Precision shares	33,000	113,850	3.45
DSUs	10,959	37,809
Total shares and DSUs	43,959	151,659
Other Public Company Boards and Committees in the last five years
Enerplus Corporation	Audit committee, Reserves committee, Safety and Social Responsibility committee and Compensation and Human Resources committee (chair)		2011 – present
Freehold Royalties Ltd.	Governance, Nominating and Compensation committee (chair) and Reserves committee		2014 – present
TransGlobe Energy Corporation	Compensation Governance and Human Resources committee (chair) and Reserves and HSES committee		2014 – present

Notes:

(1)  Ms. MacKenzie joined Precision’s Safety Council (a management committee) in December 2017 and will be compensated for her participation in 2018 as a Board representative.

(2)  Ms. MacKenzie has four years from her appointment to meet Precision’s director share ownership guidelines.

2018 Management Information Circular	27

Resident of:

Anchorage, Alaska,

United States

Citizenship: USA

Director since:

September 2011

Areas of expertise:

∎  oil and gas exploration and production

∎  human resources and compensation

∎  international operations

∎  corporate strategy

∎  governance

∎  executive management

Dr. Kevin O. Meyers (64) | Independent

B.A., Ph.D. (Chemical Engineering)

Kevin Meyers is an independent energy consultant and corporate director. He currently serves on the boards of Denbury Resources Inc., Hess Corporation, and Hornbeck Offshore Services, Inc.

Dr. Meyers has over 35 years of experience in the energy industry, having retired from ConocoPhillips at the end of 2010. For the 10 years prior to his retirement, he was a senior executive of ConocoPhillips, most recently as Senior Vice President Exploration and Production, Americas. Before that, he was President of ConocoPhillips Canada, President of ConocoPhillips Russia and Caspian and President of ConocoPhillips Alaska. While in Russia from 2004 to 2006, Dr. Meyers served on the board of LUKOIL and was the lead resident executive of the COP/LUKOIL strategic alliance.

Prior to joining ConocoPhillips in 2002, he served in engineering, technical and executive positions with ARCO, last serving as President of ARCO Alaska.

Dr. Meyers has served on several boards, including the board of regents of the University of Alaska and the Nature Conservancy of Alaska.

Dr. Meyers received a B.A. in chemistry and mathematics from Capital University and a Ph.D. in chemical engineering from the Massachusetts Institute of Technology.

Board and Committee Membership	2017 Meeting Attendance
Board of Directors	8 of 8 (100%)
Corporate Governance, Nominating and Risk Committee	4 of 4 (100%)
Human Resources and Compensation Committee (chair)	4 of 4 (100%)
Management Committee Membership	2017 Meeting Attendance
Safety Council	3 of 3 (100%)
2017 Voting Results
Votes for: 166,272,087 (90.4%)	Votes withheld: 17,692,557 (9.6%)

Compensation (1)		Director Share Ownership Guidelines
Total compensation received for 2017	US$210,000	Minimum two times annual	Meets Guideline
Amount received as DSUs	54% / US$115,000	retainer of US$210,000	Yes, 3 times
Securities Held (as of March 28, 2018)	Number	Market Value ($)	TSX Closing Price
Precision shares	32,500	112,125	3.45
DSUs	108,577	374,591
Total shares and DSUs	141,077	486,716
Other Public Company Boards and Committees in the last five years
Denbury Resources Inc.	Audit committee, HSE and Reserves committee (chair) and Lead Technical Director, Compensation committee		2011 – present
Hess Corporation	Audit committee and Health, Safety and Environment committee		2013 – present
Hornbeck Offshore Services, Inc.	Compensation committee		2011 – present
Bill Barrett Corporation	Audit committee, Reserves committee and Governance committee		2011 – 2016

Note:

(1)  Dr. Meyers also attends meetings of the Safety Council and is compensated for his participation as a Board representative. In 2017, he attended three council meetings and will receive $4,500 as meeting fees. This amount will be included in his total compensation for 2018.

28	Precision Drilling Corporation

Resident of:

Houston, Texas,

United States

Citizenship: Canada

Director since:

August 2007

Areas of expertise:

∎  engineering

∎  oil and gas exploration and production oilfield services

∎  manufacturing

∎  executive leadership

Kevin A. Neveu (57) | President and Chief Executive Officer | Not Independent

B.Sc. (Mechanical Engineering), P.Eng. (APEGA)

Kevin A. Neveu is President and Chief Executive Officer and a director of Precision Drilling Corporation and has held these positions since joining the company in 2007.

Mr. Neveu has 36 years of experience in the oilfield services sector holding technical, marketing, management and senior leadership positions over his career. Previously, Mr. Neveu was President of the Rig Solutions Group of National Oilwell Varco in Houston and held senior management positions with it and its predecessor companies in London, Moscow, Houston, Edmonton and Calgary.

Mr. Neveu currently serves as a Director of Finning International and is a former board member of Bonanza Creek Energy and Rig Net. He is also a member of the Advisory Board for the Heart and Stroke Foundation of Alberta, and an Advisor for the University of Calgary’s School of Public Policy. Mr. Neveu is a past director and member of the Executive Committee for the International Association of Drilling Contractors.

Mr. Neveu holds a Bachelor of Science degree, is a graduate of the Faculty of Engineering at the University of Alberta and is a registered Professional Engineer in the province of Alberta. He has also completed the Harvard Advanced Management Program.

Board and Committee Membership	2017 Meeting Attendance
Board of Directors	8 of 8 (100%)
2017 Voting Results
Votes for: 180,851,479 (98.3%)	Votes withheld: 3,113,165 (1.7%)

Compensation		Share Ownership Guidelines (2)(3)
Total compensation received for 2017	(see page 73)	Minimum five times salary	Meets Guideline
Amount received as DSUs (1)	nil	of US$800,000	Yes, 5 times
Securities Held (as of March 28, 2018) (3)	Number	Market Value	TSX Closing Price
Precision shares (3)	682,596	2,354,956	3.45
DSUs (1)	nil	nil
Total (3)	682,596	2,354,956
Other Public Company Boards and Committees in the last five years
Finning International Inc.	Audit committee and Safety, Environment and Social Responsibility committee		2013 – present
Bonanza Creek Energy, Inc. (4)	Audit committee, Compensation committee, Governance committee		2011 – 2017
RigNet, Inc.	Compensation committee, Governance committee		2004 – 2014

Notes:

(1)  As an officer of Precision, Mr. Neveu is not compensated for his services as a director and does not participate in the DSU plan. Mr. Neveu’s compensation is described in the Executive Compensation Discussion and Analysis beginning on page 53.

(2)  As CEO, Mr. Neveu must meet share ownership guidelines of five times his annual base salary calculated using the actual purchase cost or the current market price, whichever is higher. Mr. Neveu’s share ownership multiple was calculated by converting his salary to Canadian dollars using the March 28, 2018 exchange rate of 1.2902. See CEO Compensation on page 73 for more information about Mr. Neveu’s compensation.

(3)  Does not include PSUs or stock options.

(4)  On January 4, 2017, Bonanza Creek Energy, Inc. (Bonanza Creek) and certain subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the District of Delaware to pursue a plan of reorganization. On April 28, 2017, Bonanza Creek emerged from bankruptcy proceedings and appointed a new board of directors. Mr. Neveu is no longer a director of Bonanza Creek.

2018 Management Information Circular	29

Committee Reports

Audit Committee Report

Allen R. Hagerman (chair)

Michael R. Culbert, William T. Donovan, Brian J. Gibson, Catherine J. Hughes, and Steven W. Krablin

Each member of the Audit Committee must be independent and financially literate to meet regulatory requirements in Canada and the U.S., and the NYSE corporate governance standards. The Board looks at the director’s ability to read and understand the financial statements of a business similar in complexity to Precision to determine whether a director is financially literate. The Board has determined that each member of the Audit Committee is independent and financially literate within the meaning of National Instrument 52-110 and the corporate governance standards of the NYSE.

Mr. Culbert, Mr. Donovan, Mr. Gibson, Mr. Hagerman and Mr. Krablin are considered audit committee financial experts under the SEC rules because of their training and experience.

The Audit Committee has three main areas of responsibility:

Financial Reporting

Oversees the quality and integrity of financial reporting and reviews the following to provide recommendations to the Board for approval:

∎  annual audited financial statements and MD&A

∎  quarterly financial statements and MD&A.

Internal Control Systems

Oversees the quality, integrity and performance of our internal control systems for finance and accounting, our internal audit function and our disclosure controls. The Audit Committee receives reports annually on the following:

∎  our disclosure controls and practices

∎  our internal controls over financial reporting

∎  the timetable and process for the CEO and CFO to certify the accuracy of our quarterly and annual securities filings

∎  the work product of our internal audit group.

External Auditors

Responsible for critical audit matters and oversees the external auditors (currently KPMG LLP):

∎  appoints the lead audit partner

∎  reviews the external auditors’ annual audit plan, fees, qualifications, performance and independence

∎  pre-approves all auditing services and non-audit services that the external auditors provide to make sure they remain independent

∎  reviews results of all reports of the external auditors, including the external auditors’ report to shareholders.

The Audit Committee is also responsible for overseeing:

∎  compliance with laws and regulations relating to financial reporting

∎  compliance with the provisions of the Code of Business Conduct and Ethics relating to financial reporting matters

∎  certain financial risks delegated by the Board.

You can find more information about the Audit Committee in our Annual Information Form, filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The Audit Committee met five times in 2017 and met in camera without management present at every meeting. It also met separately with the Director of Audit Services and with KPMG at these meetings.

The Audit Committee also reviewed and approved its charter.

30	Precision Drilling Corporation

Corporate Governance, Nominating and Risk Committee Report

William T. Donovan (chair)

Brian J. Gibson, Stephen J.J. Letwin, Susan M. MacKenzie, Dr. Kevin O. Meyers and Steven W. Krablin

The Corporate Governance, Nominating and Risk Committee is responsible for overseeing compliance with current governance requirements and monitoring emerging issues, developing and implementing best governance practices, and overseeing our approach to enterprise risk management. It is also responsible for conducting director assessments and developing director compensation programs.

Board Operations

Oversees the Board operations from a governance perspective:

∎  assesses the size and composition of the Board

∎  assesses the committees and composition

∎  ensures directors have access to continuing education programs

∎  oversees directors’ compliance with our Code of Business Conduct and Ethics.

Director Compensation

Develops a competitive director compensation package with advice from an independent external consultant (Mercer Canada Ltd. (Mercer)):

∎  reviews director compensation every year

∎  recommends director compensation to the Board for approval.

Board and Director Assessment

Assesses the overall effectiveness of the Board and committees:

∎  develops and implements an evaluation process for continuous improvement in the performance of the Board and committees

∎  assesses the skills appropriate for an effective Board and identifies any gaps in skills or experience when recruiting new director candidates

∎  maintains a Board succession plan that meets our needs and the interests of shareholders.

Director Nominations

Recommends to the Board suitable director candidates for nomination for election:

∎  assesses each director’s competencies and skills and reviews the ideal qualities and skills for an effective Board

∎  assesses new candidates on merit against criteria approved by the Board

∎  recommends the most qualified people to the Board for consideration

∎  oversees an orientation program for new directors.

Corporate Governance Principles

Carries out corporate governance initiatives:

∎  evaluates our approach to corporate governance to ensure we continue to comply with corporate governance requirements

∎  assesses and implements evolving good governance practices and standards

∎  reviews key corporate policies including the Code of Business Conduct and the Insider Trading and Disclosure policies

∎  oversees corporate responsibility strategy

∎  assesses management’s annual diversity report

∎  reviews the Board and committee charters and position descriptions for the Chair of the Board, CEO and committee chairs.

Enterprise Risk Management

Ensures Precision actively evaluates its business risks:

∎  evaluates our approach to enterprise risk management to ensure we assess risks that may impede achievement of our business objectives

∎  reviews our risk insurance programs

∎  oversees our foreign anti-bribery and anti-corruption practices

∎  oversees our cyber security risk management

∎  reviews our processes to mitigate risks and manage risks within acceptable tolerances, as established by management and reviewed with the CGNRC.

The CGNRC met four times in 2017 and met in camera without management present at every meeting.

The CGNRC also reviewed and approved its charter.

2018 Management Information Circular	31

Human Resources and Compensation Committee Report

Dr. Kevin O. Meyers (chair)

Michael R. Culbert, Allen R. Hagerman, Catherine J. Hughes, Stephen J.J. Letwin, Susan M. MacKenzie and Steven W. Krablin

The HRCC is responsible for human resources and compensation governance, employee-wide programs and all matters relating to executive compensation.

Executive Compensation

Consults with management and seeks advice from an independent external consultant (currently Mercer) to develop our general philosophy on compensation and reviews all compensation policies and programs for our executives and recommends them to the Board for approval.

The HRCC’s review and recommendations include:

∎  the annual corporate goals and objectives for the CEO and other executive officers

∎  assessment of their performance against those goals and objectives

∎  the compensation for the CEO based on the HRCC’s assessment

∎  the compensation for the executive officers based on the CEO’s evaluations

∎  a review of our compensation program for the CEO and other executive officers

∎  a new shareholder outreach program

∎  employment contracts with the executive officers.

The HRCC is also responsible for assessing compensation risk and overseeing the development and implementation of compensation programs, including incentive and equity-based plans.

Talent Management and Succession Planning

Monitors succession planning for the CEO and other key roles:

∎  reviews the succession planning process for the CEO, executive officers and all key positions

∎  develops a contingency plan, identifying replacements who can immediately step into those positions in an emergency

∎  identifies other candidates who have the potential to fill senior executive and other key positions and oversees their development in our talent management system.

Other Major Human Resources Programs

The HRCC is responsible for overseeing the development and implementation of programs aimed at:

∎  employee recruitment and retention

∎  employee development, including performance management, training and development, and talent management

∎  administration of pensions and benefits.

The HRCC is responsible for reviewing and approving the executive compensation disclosure that management prepared for this Circular.

The HRCC met four times in 2017 and met in camera without management present at every meeting.

The HRCC also reviewed and approved its charter.

32	Precision Drilling Corporation

2017 Director Compensation

We pay directors a combination of cash and equity-based compensation (deferred share units or DSUs) so they have a vested interest in Precision’s long-term success. A DSU is a phantom unit equal to the fair market value of a Precision share. Directors can choose to receive all or some of their annual cash retainer and other fees in DSUs (see page 50 for more about our director compensation program).

The table below shows the fees we paid to directors for the year ended December 31, 2017. Mr. Krablin’s total compensation increased in May 2017 when he took on the additional duties and responsibilities as Chair of the Board. Mr. Neveu does not receive director compensation because he is a management director and is compensated in his role as CEO.

Share-based awards is the portion of the annual retainer, meeting and other fees received as DSUs, and does not include any DSUs granted as dividend equivalents for dividends paid on Precision shares. In February 2016, we suspended our dividend as a result of a debt covenant restriction in our note indentures.

Directors are also reimbursed for travel expenses relating to Precision business.

Name	Cash Fees Earned	Share-based Awards	Option-based Awards	Non-equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total
Michael R. Culbert	—	$21,332	—	—	—	—	$21,332
William T. Donovan	$123,367	$149,339	—	—	—	—	$272,706
Brian J. Gibson	$103,888	$149,339	—	—	—	—	$253,227
Allen R. Hagerman	$123,367	$149,339	—	—	—	—	$272,706
Catherine J. Hughes	—	$253,227	—	—	—	—	$253,227
Steven W. Krablin	—	$279,022	—	—	—	—	$279,022
Stephen J.J. Letwin	$103,888	$149,339	—	—	—	—	$253,227
Susan M. MacKenzie	$26,950	$41,126	—	—	—	—	$68,076
Kevin O. Meyers	$123,367	$149,339	—	—	—	—	$272,706
Robert L. Phillips (1)	$75,182	$48,033	—	—	—	—	$123,215

Note:

(1)	Directors’ fees were paid in U.S. dollars. We utilized an average exchange rate of 1.2986 to convert the fees to Canadian dollars in the table above.
(2)	The amounts for Mr. Phillips are for his service as Chairman of the Board until May 17, 2017.

2018 Management Information Circular	33

Outstanding Share-based Awards

DSUs are granted quarterly, vest immediately on the day they are granted and become available to the Directors upon retirement or death. The table below shows all outstanding share-based awards for each non-management director as of December 31, 2017. We calculated the market or payout values using US$3.02, the closing price of Precision shares on the NYSE on December 29, 2017, the final trading day of the fiscal year and an annual average exchange rate of 1.2986.

Non-management directors do not participate in our stock option plan, so they do not have any outstanding option-based awards.

Name	Number of DSUs that have not Vested (#)	Market or Payout Value of DSUs that have not Vested ($)	Market or Payout Value of Vested DSUs not Paid Out or Distributed
Michael R. Culbert	–	–	$21,844
William T. Donovan	–	–	$507,611
Brian J. Gibson	–	–	$536,294
Allen R. Hagerman	–	–	$750,753
Catherine J. Hughes	–	–	$571,061
Steven W. Krablin	–	–	$488,963
Stephen J.J. Letwin	–	–	$710,131
Susan M. MacKenzie	–	–	$42,979
Kevin O. Meyers	–	–	$425,814
Robert L. Phillips (1)	–	–	$450,745

Note:

(1)  Mr. Phillips retired from the Board on May 17, 2017.

Value Vested or Earned During the Year

The table below shows the value vested or earned on all share-based awards for each non-management director during the year ended December 31, 2017.

DSUs vest immediately on the day they are granted. The value vested includes additional units granted as dividend equivalents at the same rate as dividends paid on Precision shares.

Name	DSUs – Value Vested During the Year
Michael R. Culbert	$21,844
William T. Donovan	$132,779
Brian J. Gibson	$132,779
Allen R. Hagerman	$132,779
Catherine J. Hughes	$225,149
Steven W. Krablin	$303,804
Stephen J.J. Letwin	$132,779
Susan M. MacKenzie	$42,979
Kevin O. Meyers	$132,783
Robert L. Phillips (1)	$42,210

Note:

(1)  Mr. Phillips retired from the Board on May 17, 2017.

34	Precision Drilling Corporation

B – Governance	Management Information Circular

We are committed to strong corporate governance and believe it is fundamental to generating long-term shareholder value.

This section discusses our governance policies and practices and the role and functioning of our Board and our expectations of directors.

36	Our Approach to Governance
	36	Standards and Practices
	36	Ethical Culture
	38	Diversity

39	About the Board
	40	Independence
	40	Avoiding Conflicts of Interest
	41	Board Priorities
	43	Board Effectiveness
	44	Board Succession
	44	Communicating with the Board

45	Our Expectations of Directors
	45	Integrity
	45	Attendance and Responsibilities
	45	Serving on Other Boards
	46	Skills and Experience
	48	Director Development and Continuing Education
	50	Director Compensation

2018 Management Information Circular	35

Our Approach to Governance

Standards and Practices

Precision is a public company and our shares are listed on the TSX and NYSE.

We comply with corporate governance guidelines for Canadian companies listed on the TSX, and the NYSE corporate governance standards that apply to us as a foreign private issuer registered with the SEC in the U.S.

Our corporate governance practices meet or exceed the guidelines adopted by the CSA set out under National Policy 58-201 – Corporate Governance Guidelines and the SEC rules that apply to us.

The only major differences between the governance practices set by the TSX and the NYSE standards for U.S. domestic companies listed on the NYSE relate to shareholder approval of equity compensation plans and the external auditor. You can find an explanation in the investor relations section of our website (www.precisiondrilling.com).

Maintaining High Standards

We believe that a transparent culture of governance and ethical behaviour is fundamental to the way we do business.

We monitor regulatory developments and governance best practices and adopt regulatory changes that apply to us as a dual-listed issuer in Canada and the U.S., and governance practices that are appropriate for us.

The Board reviews our governance charters, guidelines, policies and procedures regularly to ensure they are appropriate and that we maintain high governance standards.

Our following governance charters and policies are posted on our website:

∎  articles of amalgamation

∎  by-laws (including our advance notice policy)

∎  majority voting policy

∎  board and committee charters

∎  corporate governance guidelines

∎  position descriptions for the Chair of the Board, committee chairs and the President and Chief Executive Officer

∎  code of business conduct policy

∎  a summary of the main differences between the NYSE corporate governance standards and our governance charters and policies.

The governance disclosure in this Circular meets the requirements under National Instrument 58-101 – Disclosure of Corporate Governance Practices, specific rules adopted by the SEC and Sarbanes-Oxley Act, NYSE rules and Canadian rules relating to audit committees under National Instrument 52-110 – Audit Committees. The Board has approved this disclosure on the recommendation of the Corporate Governance, Nominating and Risk Committee.

Ethical Culture

Code of Business Conduct

Precision’s Code of Business Conduct (Code) incorporates our fundamental principles and applies to our directors, officers, employees and contractors. Our Code is available online and is part of our orientation package for new hires. Adhering to the Code is a condition of employment, or term of office in the case of directors, and engagement of third parties.

The Code addresses the following key areas:

∎ financial reporting and accountability ∎ maintaining confidentiality ∎ avoiding conflicts of interest ∎ complying with laws ∎ safeguarding corporate assets ∎ reporting illegal or unethical behaviour	∎ fair dealing ∎ reporting breaches or violations of the code ∎ anti-retaliation ∎ data and privacy security ∎ bribery and corruption.	Our Code of Business Conduct Policy is available in the corporate governance section of our website (www.precisiondrilling.com) and on SEDAR (www.sedar.com).

Every director, executive officer and employee must acknowledge annually that they have read, understood and will abide by the Code. Each member of the senior management team must also certify every quarter whether they are aware of any breaches of the Code.

Our hotline is available for anyone at Precision and outside the company to report, confidentially and anonymously, any suspected illegal conduct or breach of our policies. An independent third party operates the hotline and notifies the Audit Committee Chair immediately. All reports are reviewed by our legal and internal audit groups, investigated by appropriate department based on the allegation, and reported quarterly to the Audit Committee.

36	Precision Drilling Corporation

Only the Board can waive an aspect of the Code for executive officers. Details of the waiver must be promptly disclosed to shareholders, as required by law. To date, the Board has not received a request for a waiver, nor has it waived an aspect of the Code or had to file a material change report about a departure from the Code.

Disclosure

We issue timely, fair and accurate disclosure of all material information relating to Precision to keep shareholders and the public informed about our affairs and activities.

Our Disclosure Policy is critical to maintaining our integrity. Each director, executive officer and employee has an obligation to make sure we conduct ourselves according to the policy and its objectives. We review the policy regularly and update it as appropriate.

Corporate Responsibility, Health, Safety and the Environment

We have a long-standing commitment to corporate responsibility, health, safety and the environment in all aspects of our operations. Our Corporate Responsibility, Health, Safety and Environment Council (Council) assists the Board in fulfilling its role of overseeing these functions by reviewing, reporting and making recommendations on our policies, standards and practices with respect to corporate responsibility, the environment, occupational health, safety and overall business conduct and ethics. Our Target Zero vision promotes continuous safety improvement through awareness and risk reduction and fosters a culture that is diligent about monitoring and preventing corruption, policy violations, environmental violations, injuries or unplanned events.

At Precision, we define corporate responsibility as the responsibility of corporations to generate profit in an ethical way. Our Board’s mandate includes monitoring regulatory regimes, trends and issues related to ethics, environmental and occupational health and safety matters and assessing any related risks and external stakeholder issues. Our Board receives quarterly reports from the Council on these matters. The Council is conducting a materiality assessment review of our environmental, social and governance activities. Based on this assessment the Council plans to develop a strategic framework to enhance our corporate responsibility disclosure.

Our Board is our highest governance body in ensuring we meet our public reporting obligations, which may include disclosure of health, safety, corporate responsibilities and environment matters. Additionally, our CEO is responsible, together with our disclosure committee, for upholding our commitment to providing timely, accurate and balanced disclosure of all material information about Precision. Our approach is to increase transparency and communication with our stakeholders on environmental, social and governance issues, while taking a fit-for-purpose, cost controlled approach each year.

We have an internal scorecard that measures Triple Target Zero Days, which recognizes injury-free performance, safe driving performance, and zero spills that could impact our environment. Triple Target Zero Days are a performance indicator that reflects the strength and integration of our Global Quality HSE (QHSE) Management Systems into our core culture, to protect our employees, customers and the communities where we operate. Our QHSE Policy Statement notes that our success in reaching Target Zero and our QHSE objectives is achieved through our Target Zero culture that is committed to living our core values, key beliefs and Target Zero Rules and assessing and minimizing the impact on the environment through our processes and procedures, among other things. A full copy of our QHSE Policy Statement is available on our website (www.precisiondrilling.com).

Insider Trading

Our Insider Trading Policy helps ensure ethical behaviour and applies to all directors, officers and employees. Reviewed every year by the Corporate Governance, Nominating and Risk Committee, the policy:

∎  sets out our obligations to stock exchanges, regulators and investors

∎  prohibits “tipping” or the purchase or sale of Precision shares while in possession of undisclosed material information

∎  establishes a regular black-out calendar

∎  prohibits short-term trades, purchases on margin, short sales, trading in derivatives, or hedging the value of Precision shares through specific financial instruments

∎  requires insiders to pre-clear trades of Precision shares

∎  prohibits insiders from participating in equity monetization transactions involving any unvested equity awards under our long-term incentive plans or Precision shares that constitute part or all our terms for meeting our minimum share ownership guidelines.

Clawbacks

Our senior leadership team must be accountable for their decisions. As such, we have designed our compensation program so that any consequences stemming from our policies, employment agreements and incentive plans align with Precision’s best interests.

Our clawback policy entitles us to recoup some or all the incentive compensation awarded or paid to our senior leadership team, including our CEO, both past and present, if:

∎  there was a restatement of our financial statements for a fiscal year or fiscal quarter when they were with Precision

∎  there was an error in calculating executive compensation during their time with Precision, or

2018 Management Information Circular	37

∎  the member of the senior leadership team engaged in misconduct, including fraud, non-compliance with applicable laws and any act or omission that would entitle an employee to be terminated for cause.

The policy was revised in 2017 to include our ability to recoup incentive compensation from members of our senior leadership team that engaged in alleged or proven misconduct.

The policy applies to all forms of incentive awards including bonuses, restricted share units, performance share units and stock options.

Diversity

As a corporation with operations around the world and a highly diverse customer base, we encourage the ideas, perspectives, skills, knowledge and cultures of all of our employees. We strive to provide equal employment and advancement opportunities to all individuals and therefore base employment decisions on merit and the qualifications and abilities of the individual.

We adopted a diversity policy in 2015 that considers gender, race and other factors with the objective of promoting diversity among our employees, management team and the Board to foster an environment where we can draw on the widest range of knowledge, skills, perspectives and experience.

Board Diversity

When recruiting new directors, the Corporate Governance, Nominating and Risk Committee considers candidates on merit. It considers our vision and business strategy, the skills and competencies of the current directors, any gaps in Board skills, and the attributes, knowledge and experience new directors should have to best enhance our business plan and strategies. The CGNRC also considers diversity as part of this process, including the level of female representation on the Board.

We have not adopted targets for female directors because we believe that merit of the candidate and the needs of the organization must remain paramount. We believe that our process of reviewing candidates on a variety of diversity factors is more appropriate because it includes gender as well as age, ethnicity, geographic location and other experience.

In the last five years, two of four of our new directors have been women. We are firmly committed to gender diversity and are mindful of the need to pursue qualified female candidates. The CGNRC always ensures that the list of potential director candidates includes a reasonable number of qualified women, but the Board’s decision to appoint or nominate a director is based on the qualifications of the candidates and the particular needs of the Board at that time. The Board believes that it must also have the flexibility to add qualified board members when they become available, and this may mean appointing male or female directors, as appropriate.

Management Diversity

Increasing diversity at the management level is essential to maintaining our competitive advantage and is a factor in managing our talent pool and making strategic hires.

The executive leadership team reviews the talent pool regularly and considers the individual’s development, industry experience, background, race, gender and other factors before recommending management appointments to the Board for approval. The Board also considers the representation of women in executive positions when reviewing the management succession plan and approving executive appointments. We do not have specific gender targets because we believe the merit of the candidate and needs of the organization must be paramount.

Reporting and Accountability

The human resources department reviews the structure, size and composition of our workforce annually and prepares a report for the Senior Vice President, Corporate Services and the President and Chief Executive Officer. Similarly, the executive leadership team meets regularly to assess its optimum composition, and annually provides a report to the CGNRC.

The CGNRC also monitors Board diversity and prepares an annual report for the Board that includes information about factors to consider when recruiting new candidates for a director position.

Representation of Women (as of March 28, 2018)	Number of Women	Percentage of Women
Board of Directors	2	22%
Executive Senior Management	1	17%

You can read more about diversity considerations under Succession Planning on page 42.

38	Precision Drilling Corporation

About the Board

The Board of Directors oversees the conduct of our business, provides direction to management and ensures that all major issues affecting our business and affairs are given proper consideration. It believes in respect, trust and candour and fosters a culture of open dialogue.

You can read more about the duties of the Board in the Board charter on our website (www.precisiondrilling.com) and in the Appendix starting on page 87.

The Board has established three independent standing committees to help it carry out its responsibilities effectively. It may also create special ad hoc committees from time to time to deal with other important matters. It may also delegate certain responsibilities to management from time to time, as permitted by law.

Each committee has a charter and terms of reference, and each committee chair has a position description which is approved by the Board. Led by the committee chair, each committee sets annual goals with its members and management, taking into account the committee charter, our strategic vision, the annual business plan and issues raised through our engagement with shareholders or governance organizations.

You can read more about the committees beginning on page 30 and find the committee charters and position descriptions on our website (www.precisiondrilling.com).

2018 Management Information Circular	39

Independence

A majority of the directors must be independent for the board to carry out its duties and responsibilities effectively. Eight of our nine current directors (89%) are independent; seven of our eight nominated directors are independent (88%).

The Board determines whether each director is independent, using criteria that meet the CSA’s standards as set out in National Instruments 52-110 and 58-101, National Policy 58-201 and the NYSE corporate governance standards. The Board has determined that only Mr. Neveu is not independent because of his role as President and Chief Executive Officer.

A director is considered independent if he or she does not have a direct or indirect material relationship with us. A relationship is material if it could reasonably be expected to interfere with a director’s ability to exercise independent judgment.

Strong and Committed Board

▪  The majority of our directors are independent

▪  All directors have senior leadership experience and they represent a diverse mix of skills and experience

▪  All directors attended all board meetings and their respective committee meetings in 2017.

Directors must give the CGNRC information about their business and other relationships they have with Precision (and our affiliates) and senior management (and their affiliates) when they join the Board. They must advise the CGNRC if there is a material change to their circumstances or relationships that could affect the Board’s independence assessment. In 2017, the CGNRC did not determine any material relations between Precision and the independent directors based on the completed questionnaires about employment history, affiliations, and family and other relationships.

Independent Chair

Steven Krablin has served as the Chair of our Board since May 2017 and is an independent non-executive director. Mr. Krablin has been a Precision director for approximately three years – you can read more about Mr. Krablin in his profile on page 26.

The Chair provides leadership to the Board, is responsible for its effective functioning and is the primary liaison between the Board and management. Duties include:

∎  ensuring we adopt and comply with procedures that allow the Board to conduct its work effectively and efficiently

∎  setting the agenda for Board and shareholder meetings, presiding as Chair at all Board and shareholder meetings and ensuring there is free and open discussion at each meeting

∎  ensuring the Board receives timely and relevant information

∎  ensuring the Board reviews and approves corporate strategy developed by management

∎  monitoring the implementation of our corporate strategy.

The Board approved a written position description for the Chair and reviews it every year. The position description is available in the corporate governance section of our website (www.precisiondrilling.com).

Meeting In Camera

The independent directors meet without management at every Board and committee meeting. The Board met eight times in 2017. Board and committee meetings do not run for a fixed length of time, so directors have sufficient time for open and frank discussions about the agenda items and any issues of concern.

Avoiding Conflicts of Interest

The Board strives to make all decisions in the best interests of Precision and considers the interests of our shareholders, customers, employees, suppliers, communities where we operate, the environment, governments, regulators and the general public.

From time to time, directors will face potential conflicts of interest related to our business. Some directors may hold management or director positions with customers or with other oilfield services providers that may be in direct competition with us. Some may also be involved with entities that periodically provide financing or make equity investments in companies that compete with us. Any conflicts are subject to the procedures and remedies set out under the Business Corporations Act (Alberta). If directors find themselves in a conflict of interest, they will advise the Chair and abstain from participating in any discussions and voting on the matter or excuse themselves from the meeting.

40	Precision Drilling Corporation

Board Priorities

Strategy and Budget

The Board is responsible for our strategic direction and approves our strategic plan.

Management develops the strategic plan and assesses strategic issues with the Board throughout the year. We hold an annual strategic planning session with the Board and management to review the strategic plan, discuss strategic issues like corporate opportunities and the material risks facing our business. We also do a look-back assessment of key strategic initiatives and revise the strategic plan based on our progress, and then establish our annual corporate goals and objectives.

The Board also holds an annual budget planning meeting with management to review and approve the business plan and operating and capital budgets for the coming year.

The Board must approve all significant transactions, including key borrowing and financing decisions.

Risk Oversight

We face many risks as part of our business activities, including operating, financial, governance, health and safety, environmental, compensation, strategic and reputational risk (you can read more about our risks in our Annual Information Form, and a discussion of compensation risk on page 55).

Management is responsible for identifying the principal risks of our business and implementing systems to manage risk effectively.

The Board has overall responsibility for risk oversight and assigns specific risks to its committees:

Committee	Risk Responsibilities
Audit	Oversees financial risks
Human Resources and Compensation	Oversees compensation risk and talent management and succession risk
Corporate Governance, Nominating and Risk	Oversees overall governance and risk management framework

We continually manage and assess risk, and management provides regular comprehensive updates on risk to the Board and committees regularly.

You can read about the specific activities of each committee beginning on page 30.

Internal Controls

The Board is responsible for overseeing the integrity of our internal controls and management information systems, and delegates oversight responsibility for the controls over accounting and financial reporting systems to the Audit Committee.

Quarterly reporting to the Board and Audit Committee provides reasonable assurance that public reporting of our financial information is reliable and accurate, our transactions are appropriately accounted for and our assets are safeguarded:

∎  Management establishes and maintains an adequate system of internal control over financial reporting, and updates the Audit Committee quarterly

∎  the Chief Financial Officer presents our financial results and forecasts to the Audit Committee quarterly

∎  we conduct an enterprise-wide certification process quarterly to reinforce risk accountability and compliance at all levels. Management reviews these results and updates the Board every quarter.

Management evaluated the effectiveness of our system of internal control over financial reporting and concluded that the system was effective in providing reasonable assurance as of December 31, 2017. KPMG audited our internal controls over financial reporting as of that date and provided an unqualified opinion. It also provided an unqualified opinion on our consolidated financial statements for the 2016 and 2017 fiscal years.

2018 Management Information Circular	41

CEO Oversight

The CEO is appointed by the Board and is responsible for leading our business and affairs day to day. His key responsibilities include articulating our vision, developing and implementing a strategic plan that is consistent with our vision and focusing on creating value for shareholders.

The CEO’s annual objectives are specific, quantifiable goals. The HRCC recommends the CEO’s annual objectives to the Board for approval and assesses the CEO’s performance against these objectives at the end of

The Board has approved a position description for the CEO, which is available in the corporate governance section of our website (www.precisiondrilling.com).

the year.

The Board has established clear limits of authority for the CEO. These mainly relate to his financial authority, approval of significant or material transactions and any departures from the strategic plan. The CEO is accountable to the Board, and the Board conducts a formal review of his performance each year.

Succession Planning

The HRCC oversees succession planning for the CEO and other key roles and has an emergency succession plan if something unexpected happens.

Management provides annual updates to the HRCC, and the CEO meets in camera with the HRCC every year to review the depth of the talent pool and succession capacity for critical roles.

Our succession strategy is a combination of promotion from within and external recruitment for key positions. This ensures a smooth and timely transition at senior levels, minimizes disruptions caused by changes in leadership and maintains consistency in business strategy, practices and culture.

The Board considers a range of skills, experience and diversity, including the proportion of female executives, when considering executive appointments. We have not, however, established gender targets because we believe the merit of the candidate and needs of the organization are the most critical factors in making leadership decisions. We believe the potential for strong leadership skills begins early in a person’s career, fostered by exposure to a broad variety of business opportunities, life experience, and leadership roles with increasing levels of scope and responsibility.

Our objectives are to have high performers in key roles across the organization and to ensure we have a stream of talented people to fill these roles in the future. Developing our people and filling most vacant positions from within helps retain high potential employees, while external recruiting allows for different perspectives and fresh thinking from outside the company.

Management focuses its attention on all levels of management to ensure that there is a well-trained, highly capable talent pool, who have a broad range of business and functional experience and can contribute to a collaborative culture and support our values for building a sustainable and productive organization.

  Talent Management Strategy

∎   Acquire and retain high potential people early in their career

∎   Selectively hire seasoned executives and senior managers

∎   Identify and assess high performers and develop those with potential

∎   Engage talent while monitoring employee development to drive high performance and retention

∎   Provide high potential candidates with opportunities to present to the Board and invite them to Board functions where they can interact with directors and senior executives informally.

42	Precision Drilling Corporation

Board Effectiveness

The Corporate Governance, Nominating and Risk Committee implements a comprehensive process for assessing board, committee and director effectiveness annually. This is a key mechanism for board renewal because it involves evaluating the performance, skills and contribution of each director. Through action plans, feedback and monitoring of progress, the CGNRC and Board can ensure continuous improvement of the Board’s effectiveness.

Important Things to Note

Shareholders elect directors to the Board for a one-year term that expires at the end of the next annual general meeting or when a successor is elected or appointed to the Board.

Tenure and Term Limits

We have a dynamic and effective board, with directors who understand our business and possess a broad mix of skills and experience. The Board has therefore decided not to establish term limits or a mandatory retirement policy at this time to avoid the possibility of prompting higher turnover and forcing experienced members to leave the Board prematurely, causing the Board to lose continuity and momentum.

The CGNRC reviews the Board’s position on term limits and a mandatory retirement age periodically.

The average tenure of our directors is approximately 7.5 years. This successful and voluntary Board refreshment continues to support our decision not to establish term or age limits. Over the past five years, three directors have retired and four new directors have joined the Board. Through regular assessment of our needs and active refreshment over the past several years, we have assembled a Board with a strong mix of industry experience (you can read more about the Board’s skills and experience beginning on page 46).

2018 Management Information Circular	43

Board Succession

The Corporate Governance, Nominating and Risk Committee is responsible for recruiting new directors and qualified candidates are identified by the Board, management and shareholders from time to time.

The CGNRC assesses candidates against criteria approved by the Board, the qualities and skills of the current Board and any gaps in the current mix. It approaches the strongest candidates to determine their level of interest and recommends the most qualified people to the Board for consideration.

The CGNRC assesses candidates based on merit, examining their industry knowledge, financial acumen, leadership skills, depth of exposure to various markets and understanding of our business and customers. It also considers diversity factors such as gender, age, ethnicity and geographic background so the Board benefits from the broader exchange of perspectives through diversity of thought, background, skills and experience. You can read about the Board’s skills on page 46 and our diversity policy on page 38.

The CGNRC is also responsible for the orderly succession of the Board Chair position. The CGNRC uses its director assessment, review of the skills matrix and results of the Board assessment process to identify the most suitable candidates for assuming the role of Board Chair in the future. The new Board meets following the annual general meeting to review the outcome of the meeting and to elect its new Chair.

Nominating Directors

The Board nominates directors for election (or appoints them to the Board between annual meetings) if they have an appropriate mix of skills, knowledge and business experience and a history of achievement.

A shareholder can nominate a candidate for election by submitting the person’s name, background, qualifications and experience to our Corporate Secretary. Our by-laws require shareholders to give us advance notice of any proposal to nominate a director for election to the Board, if the nomination is not made by requesting a meeting, or by making a shareholder proposal following the procedures set out in the Business Corporations Act (Alberta).

Annual shareholders’ meeting – we must receive notice 30 to 65 days before the meeting. If the meeting will be held 50 days after we announce the meeting date, notice must be given within 10 days of the announcement of the meeting.

Special shareholders’ meeting called to elect directors (that is not also an annual general meeting) – notice must be given within 15 days of the announcement.

The notice must include information about the proposed nominee and the shareholder making the proposal.

This requirement ensures all Precision shareholders (including shareholders voting by proxy and those voting in person at the meeting) receive adequate notice and information about each nominated director so they can make an informed voting decision.

All nominations are forwarded to the chair of the CGNRC to present to the CGNRC for consideration.

Communicating with the Board

The Board believes in the importance of ongoing engagement with shareholders to understand their concerns and sentiment and having a constructive dialogue about governance, executive compensation and other matters.

The annual advisory vote on ‘say on pay’ is one way we receive formal feedback on executive compensation matters.

We expect the nominated directors to attend the annual general meeting of shareholders, and to be available at the meeting to speak to shareholders.

Shareholders can contact the Board, the Chair of the Board, or any of the committees or directors through the Corporate Secretary:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta T2P 1G1

Attention: Corporate Secretary

corporatesecretary@precisiondrilling.com

Fax: 403.264.0251

Shareholder Outreach

The Board approved a formal shareholder outreach program in late 2017 to encourage more dialogue regarding executive compensation matters. We are currently in the process of meeting with our shareholder base to discuss our approach to executive compensation. Shareholders have been supportive of our compensation programs and, to date, we have not received any negative feedback. We will provide a comprehensive update on our engagement activities and outcomes in next year’s Circular.

The Board also meets with shareholders, governance organizations and others on request. Shareholders can contact the Board through our Corporate Secretary. The chair of the HRCC leads these sessions and you can read more about the shareholder outreach program in 2018 in his letter beginning on page 7.

44	Precision Drilling Corporation

Our Expectations of Directors

Integrity

We expect our directors to be engaged, fulfill their responsibilities to the Board and their committees and to always act in our best interests.

This means:

∎  complying with our Code of Business Conduct Policy, including our conflict of interest disclosure requirements

∎  developing and maintaining an understanding of our strategy, business environment and operations, the markets we operate in and our financial position and performance

∎  diligently preparing for each Board and committee meeting by reviewing all meeting materials in advance

∎  actively and constructively participating in each meeting and seeking clarification from management and outside advisors when necessary to understand the issues being considered

∎  refreshing their skills by attending continuing education programs

∎  keeping abreast of changing governance issues and requirements and regulatory matters affecting the energy industry.

Attendance and Responsibilities

We believe that an active and engaged Board governs more effectively. We expect directors to attend all Board meetings, their committee meetings and the annual general meeting of shareholders in person. Directors may attend regular meetings by phone if circumstances require. All our directors had 100% attendance in 2017 (see page 21 for details).

Serving on Other Boards

We do not limit the number of other public company boards our directors can serve on, but the Corporate Governance, Nominating and Risk Committee discusses our expectations with potential candidates so they understand the time commitments and expectations before agreeing to be nominated as a director.

Members of the Audit Committee can serve on the audit committee of up to three other public companies as long as the Board determines that the other commitments will not limit the director’s ability to effectively serve on our Audit Committee. Michael Culbert, Brian Gibson, Allen Hagerman and Steven Krablin serve on the audit committees of other public companies and the Board has determined that those committee memberships do not interfere with their ability to serve effectively on our Audit Committee.

Board Interlocks

We do not have a policy on interconnecting directorships. Mr. Krablin and Dr. Meyers each currently serve as independent directors on the board of Hornbeck Offshore Services, Inc. Mr. Culbert and Ms. MacKenzie each currently serve as independent directors on the board of Enerplus Corporation. We do not believe these board interlocks affect the independence of the director or their ability to perform their fiduciary obligations. None of our other directors currently serve together on any other public company boards.

2018 Management Information Circular	45

Skills and Experience

Our Board must have the appropriate mix of skills and experience in order to provide appropriate direction to management, and to ensure that all major issues affecting our business and affairs are given proper consideration.

The Corporate Governance, Nominating and Risk Committee uses a comprehensive skills matrix to assess Board composition and recruit new director candidates as part of Board succession. The skills matrix is based on our vision, strategy and five-year plan and is summarized on the following pages.

Director Skills and Experience	Minimum Preference	M. Culbert	W. Donovan	B. Gibson	A. Hagerman	S. MacKenzie	K. Meyers	S. Krablin	K. Neveu
LEADERSHIP – with companies of a scale similar to Precision
Senior Leadership Experience	5 or more	✓	✓		✓	✓	✓	✓	✓

Experience within the last 15 years driving strategic insight and direction to encourage innovation and conceptualize key trends to continuously challenge the organization to sharpen its vision while achieving significant organic growth

CEO Experience	2 or more	✓	✓					✓	✓
Experience within the last 15 years working as a CEO of a public company. This includes establishing ongoing concern processes, measuring business objectives and executive performance accountability
Strategic Planning and Focus	5 or more	✓	✓	✓	✓	✓	✓	✓	✓

Experience with planning, evaluation, and implementation of a strategic plan. This includes a demonstrated ability to focus on longer term goals, developing missions and visions, and long-term strategic outcomes

Business Development	3-4	✓	✓	✓	✓		✓	✓	✓
Experience augmenting sales and marketing to improve customer acquisition and retention
INDUSTRY EXPERIENCE – within the last 15 years
Oilfield Service	3-4		✓					✓	✓

Senior executive experience leading an oilfield service company combined with a strong knowledge of Precision's strategy, markets, competitors, financials, operational issues, regulatory concerns and technology

Oil and Gas	3-4	✓	✓		✓	✓	✓	✓	✓
Senior executive experience in the oil and gas industry combined with a robust understanding of Precision's customers, markets, operational challenges, strategies, regulatory matters and technology
Land Rig Manufacturing/Technology Expertise	1-2	✓					✓	✓	✓
Significant knowledge of manufacturing or a technical expertise regarding land drilling rigs, well service rigs and associated oilfield equipment
FINANCIAL LITERACY – within the last 15 years
Accounting	3-4	✓	✓	✓	✓	✓	✓	✓	✓

Executive experience in financial accounting and reporting and knowledge of other considerations and issues associated with the auditing requirements of public companies. Familiarity with internal financial controls

Corporate Finance/Mergers and Acquisitions	2-3	✓	✓	✓	✓			✓	✓
Senior executive experience in corporate finance with significant experience and a demonstrated knowledge of debt and equity markets as well as mergers and acquisitions

K

46	Precision Drilling Corporation

Director Skills and Experience	Minimum Preference	M. Culbert	W. Donovan	B. Gibson	A. Hagerman	S. MacKenzie	K. Meyers	S. Krablin	K. Neveu
BUSINESS EXPERIENCE – within the last 15 years
International	2-3	✓	✓	✓		✓	✓	✓	✓

Senior executive experience working in an organization with global operations where Precision is or may be active. Has a thorough understanding of different cultural, political and regulatory requirements

Information Technology Expertise	1-2						✓	✓	✓

Executive experience leading an information technology organization or within an organization leading the information technology division. Experience with planning, evaluation, and implementation of an information technology system

HR and Compensation	1-2	✓		✓	✓	✓	✓	✓	✓

Executive experience or board compensation committee participation with a thorough understanding of compensation, benefit and pension programs, legislation and agreements including specific expertise in executive compensation programs, incentives, equity and perquisites

Health, Safety, Environment and Social Responsibility	1-2	✓	✓	✓	✓	✓	✓	✓	✓
Thorough understanding of industry regulations and public policy related to workplace health, safety, environment and social responsibility. Demonstrated commitment to Precision's HSE values
Legal	1-2	✓	✓	✓	✓			✓	✓
Experience in corporate securities and mergers acquisitions, litigation, contract law, international law, intellectual property, regulatory/public policy
BOARD EXPERIENCE
Governance/Board and Committees	3-4	✓	✓	✓	✓	✓	✓	✓	✓
Prior or current experience as a board member of a major organization (public, private or non-profit) as well as serving on board committees
Risk Assessment	3-4	✓	✓	✓	✓	✓	✓	✓	✓
Experience in the process of identifying principal corporate risks and to ensure that management has implemented the appropriate systems to manage risk
Government Relations	1-2	✓		✓	✓	✓	✓	✓	✓
Experience in strategic government relations and effective communications for public sector, private sector and not-for-profit boards
Board Certifications	1-2			✓	✓	✓
Possesses Board certifications from NACD, ICD or similar institutions
OTHER TRAITS
Teamwork	All	✓	✓	✓	✓	✓	✓	✓	✓

An executive who supports and cultivates a collaborative environment so that other members may freely express differing opinions and engage in discussions on the complex issues which bear heavily on the future of Precision

Devil’s Advocacy	1-2	✓	✓	✓	✓	✓	✓	✓	✓

An executive who fosters an environment of congenial controversy in an effort to minimize "groupthink" and increase open-mindedness, improve problem solving, and allow for better integration of diverse views

2018 Management Information Circular	47

Director Development and Continuing Education

Continuing education helps our directors strengthen their skills, deepen their understanding of our business and operations and stay current with emerging issues that affect our business, governance and compensation practices. It also helps directors keep abreast of governance developments and requirements and understand the issues we face in the context of our business. Every quarter, Precision facilitates continuing education programs that the Board is required to attend, covering diverse topics in order to ensure we help them accomplish these goals.

Directors receive a board package with pre-reading materials in advance of regularly scheduled meetings. Management provides regular updates on relevant topics and quarterly updates on emerging governance and regulatory matters. Management also makes in-house presentations on specific topics and invites industry experts from time to time to provide briefings on market and industry trends. We also encourage directors to attend external educational events as appropriate. Management informs directors of governance and industry conferences and seminars that may be of interest. We reimburse directors for memberships in organizations dedicated to corporate governance and ongoing director education. Starting in the first quarter of 2018, we will provide a mandatory educational program for directors every quarter.

Below is a list of the educational programs attended by our directors in 2017.

2017 Director Education Program Topic	Presented by
Audit, Finance and Risk Management
Boardroom Financial Essentials	Institute of Corporate Directors (ICD)
Risk Management for Audit Committees Seminar	National Association of Corporate Directors (NACD)
Your Directors and Officers Insurance Program	ICD
Corporate Risk Workshop	IAMGOLD
Risk/Strategy Management Workshop	IAMGOLD
CDPC Summit	CFA Institute
Corporate Governance
The Next Board Gender Diversity Conversations	ICD
Preparing for Mandatory Data Breach Reporting Requirements	ICD
Corporate Board Governance and Director Compensation in Canada	Korn Ferry
Lessons Learned: 2016 Crop of Corporate Crisis	ICD
Why Governance Matters Conference	ICD
Political and Government Policy Disruptions	ICD
Role of the Board Chair	ICD
Chairing the Board: Real World Insights and Perspectives	ICD
Managing Cyber Risk	Webcast
Life, Aging, Politics and Investing (various sessions)	Harvard Business School
Topic Trends in Anti-Corruption Enforcement and the Board’s Role	Deloitte and Osler, Hoskins
Event with Rahul Bhardwaj – ICD President	ICD
Disruption Theme	ICD
Hot Topics at Alberta Securities Commission	Alberta Securities Commission (ASC)
Rival Disruptors	ICD
Oversight of Strategic Management	ICD
ESG Reporting	CFA Institute
Human Resources and Compensation
Human Resources & Compensation Committee Effectiveness seminar	NACD
Making Succession and Talent Management True Board Priorities	Korn Ferry
Executive Compensation: Lessons Learned – 2017 Proxy Season	ICD
Human Resources & Compensation Committee: Aligning Pay with Performance	ICD
Developing Leadership Character	Ivey Forum
Executive Rewards	Mercer
SME Governance Health Check: Ensuring you have the Right Structure, Processes and Controls	ICD
Investors & the Market, Commodities Update	GMP First Energy
Step Changes in Oil and Gas	ARC Energy Research Institute
Oil Strategy: In Pursuit of Equilibrium	RBC Capital Markets
Alberta’s Political and Public Policy Outlook	Impact Consulting
North America Energy	Tudor, Pickering, Holt & Co.
Precision Drilling Field Training and Competency Update	Precision Drilling Corporation
Infrastructure, Plays and Promises	Tudor, Pickering, Holt & Co.
Energy Future: Alberta’s Carbon Tax and Policy Certainty	Calgary Chamber of Commerce
Geopolitics of Energy	RBC Capital Markets
Climate Changes Facts and Fiction	BVC
Mining & Metals Forum	Ernst & Young
Safety Stand Down	Precision Drilling Corporation

48	Precision Drilling Corporation

Orientation

Our orientation program familiarizes new directors with Precision, the drilling and well servicing industry and our expectations of directors. New directors meet with management and receive a comprehensive orientation of the business. They receive an orientation manual with information about the industry and Precision, including our values and strategic plan, policies and governance guidelines, talent and performance management, succession planning and our annual operating and capital budgets. The Corporate Governance, Nominating and Risk Committee reviews the orientation manual to make sure the content is current and appropriate.

New directors receive a copy of the charter of each committee they serve on and access to our electronic board portal where they can review historical information presented and minutes of previous meetings. They meet with each committee chair and with each committee’s key management representatives to discuss recent activities and any issues or concerns relating to that aspect of our business or governance practices.

2018 Management Information Circular	49

Director Compensation

Our director compensation program is based on four principles:

∎  align director interests with Precision’s long-term success

∎  attract and retain highly-qualified directors who have a sufficient range of skills, expertise and experience

∎  compensate directors appropriately for their knowledge and contributions

∎  be competitive with comparable public companies.

Director compensation is paid only to non-management directors. Mr. Neveu is compensated in his role as CEO (see page 71) and does not receive additional compensation for his role as a management director on the Board.

Aligning Director and Shareholder Interests

Our directors have a substantial financial interest in Precision because they:

∎   Receive part of their retainer in deferred share units, which tracks the performance of Precision shares

∎   Can choose to receive all or some of their cash compensation in DSUs

∎   Must meet share ownership requirements within four years of joining the Board.

Our CEO does not receive director compensation.

You can read more about each director’s share ownership guidelines beginning on page 22.

Approach

The Board generally sets compensation at or slightly below the median (50th percentile) of a compensation comparator group of public companies in the broader oilfield services industry. The HRCC uses this same group to benchmark executive compensation (see page 56).

We pay directors a cash and equity retainer. The equity retainer is paid as deferred share units (DSUs) so our directors have a vested interest in Precision’s long-term success.

The Corporate Governance, Nominating and Risk Committee is responsible for reviewing director compensation every year and recommending the appropriate level and mix to the Board for approval. It considers the responsibilities, time commitment, risks, complexity of decision-making, best practices and general market trends in director compensation. It also refers to published compensation surveys and receives independent advice from an external consultant (currently Mercer, the same consultant the HRCC uses for executive compensation).

The retainer covers all Board and committee memberships and meeting fees and other committee meetings directors attend as guests. The CGNRC conducted a comprehensive review of director compensation to determine an appropriate level of retainer that reflects the scope of the duties and time commitment of our non-management directors. The Chair of the Board receives a higher retainer to reflect the scope of the role and increased responsibilities. Directors who serve as a committee chair receive a higher amount to recognize their increased responsibilities.

We introduced the new compensation structure, which includes a modest increase in the equity retainer, in October 2016 as a result of the HRCC’s compensation review.

The HRCC began considering potential changes for our U.S. directors in 2015 due to the depreciation of the Canadian dollar but deferred making any decisions until completing its review in 2016. The 2016 changes brought our director compensation more in line with the typical pay mix but positions us slightly below the median of the comparator group, which we believe is appropriate in light of the industry environment.

We pay the annual cash retainer in U.S. dollars to help us attract and retain strong global talent to the Board, which supports Precision’s long-term growth strategy towards U.S. and international operations. The flat fee streamlines the compensation structure, caps director fees and makes the program easier to administer. It also supports strong director engagement and is a common corporate governance practice. Directors can choose to receive all or some of the cash retainer in DSUs. They are not eligible to receive incentive awards.

The table below shows the current director fee schedule. No changes were made to director compensation in 2017.

in US$
2017 Fixed Annual Retainer	Cash	Equity
Chair of the Board	$180,000	$115,000
Board member who serves as a committee chair	$95,000	$115,000
Board member	$80,000	$115,000

50	Precision Drilling Corporation

About DSUs

Form of award	Notional share-based awards (granted in accordance with the DSU plan, the DSU plan is potentially dilutive)
Who participates	Non-management directors
Purpose	Granted annually, as part of retainer, to promote greater alignment of interests between directors and shareholders, and helps directors meet our share ownership guidelines
Vesting

∎  Vest when granted

∎  Units earn dividend equivalents at the same rate as dividends paid on Precision shares (dividend equivalents are notionally reinvested as additional units). In February 2016, we suspended our dividend as a result of a debt covenant restriction in our note indentures

Payout	Settled in cash or shares after the director retires
Assignment	Cannot be assigned

DSUs are allocated quarterly to a notional account for each director based on the amount of compensation he or she has chosen to receive in DSUs. The equity retainer is paid quarterly, using the weighted average closing price of Precision shares on the NYSE for the five trading days before the payment date (generally the last business day of each quarter) to calculate the number of DSUs. Each notional account is credited with additional DSUs as dividend equivalents for corresponding dividends paid on Precision shares. No dividends were paid in 2017.

DSUs vest immediately and can only be redeemed for cash or Precision shares (at our sole discretion, as long as there is a public market for Precision shares) when a director retires from the Board. We calculate the cash amount by multiplying the number of DSUs by the weighted average closing price of Precision shares on the NYSE for the five trading days prior to the payout date, and then deduct any withholding taxes. Shares are either purchased on the open market by an independent broker using cash that would otherwise have been paid to the director (after deducting any withholding taxes) or issued by us from treasury at a subscription price per share equal to the fair market value of Precision shares.

Directors can receive their payment any time up until December 15 of the year following their retirement, as long as the date does not fall within a blackout period. Payment can be lump sum or in two payments unless a director has not specified a redemption date, in which case DSUs issued under the plan will be redeemed on one date, six months after the retirement date.

DSUs cannot be transferred or assigned to another person, other than certain rights that pass to a director’s beneficiary or estate upon death according to the terms of the plan.

If a director also becomes an employee of Precision or an affiliate, he or she can no longer participate in the DSU plan as of that date but can participate again when employment ends.

The CGNRC and the Board review the DSU plan periodically to ensure it remains competitive and continues to meet our business objectives.

Granting DSUs

The total number of Precision shares available for issue from treasury to directors under the current DSU plan is limited to:

∎	a maximum of 1,000,000 Precision shares
∎

not more than 10% of the total issued and outstanding Precision shares to insiders, in any single year, when combined with Precision shares that may be issued to insiders under all other compensation arrangements that allow Precision shares to be issued from treasury

∎

not more than 10% of the total issued and outstanding Precision shares issued to insiders, at any time, when combined with Precision shares that may be issued to insiders under all other compensation arrangements that allow Precision shares to be issued from treasury.

Directors received DSUs under the old plan until the end of 2011 and the plan remains in place until all outstanding DSUs under the old plan have been redeemed.

At December 31, 2017, based on the total balance of DSUs in the directors’ accounts:

∎  a total of 942,520 Precision shares were issuable under the current DSU plan

∎  total of 175,001 Precision shares were issuable under the old plan.

You can read more about the plans under Equity Incentive Plan Information on page 81.

2018 Management Information Circular	51

Director Share Ownership

We believe that share ownership of the independent directors of the Board supports our future success and aligns the interests of our directors and shareholders. Our directors are required to own at least twice the amount of their annual retainer in Precision shares within four years of joining the Board. Directors can count shares (held directly or beneficially through a nominee) and DSUs towards meeting the guidelines.

We use the actual purchase cost or the current market price (whichever is higher) to calculate share ownership. All directors met our ownership guidelines in 2017, except Susan MacKenzie who has four years to meet the guidelines.

52	Precision Drilling Corporation

C – Executive Compensation	Management Information Circular

‘Pay-for-performance’ is a core principle of our compensation program. Our program is designed to support our strategic objectives, drive High Performance, High Value services to our customers, and create shareholder value over the long term.

This Compensation Discussion and Analysis (CD&A) was prepared by management and reviewed and approved by the Board’s Human Resources and Compensation Committee. It includes information about compensation governance, our executive compensation program, and the decisions affecting executive pay for 2017 and 2018.

54	Compensation Discussion and Analysis
	54	Compensation Governance
	55	Compensation Design and Decision-making
	61	2017 Executive Compensation
	71	CEO Compensation
	76	Share Performance
	76	Cost of Management

77	2017 Compensation Details
	77	Summary Compensation Table
	79	Equity-based Compensation
	81	Equity Incentive Plan Information
	83	Pension Benefits
	83	Termination and Change of Control

2018 Management Information Circular	53

Compensation Discussion and Analysis

Compensation Governance

We have designed our executive compensation programs to align with our pay-for-performance philosophy, support our corporate strategy, and drive shareholder value over the long term. The Board has final approval of all decisions about executive compensation.

The HRCC is tasked with ensuring that our compensation policies, plan designs and compensation decisions are consistent with our high governance standards and support our pay-for-performance philosophy.

The HRCC is 100% independent and is responsible for our human resources policies, employee programs, and every aspect of executive compensation. This includes assessing corporate and individual performance and making compensation recommendations for our most senior executives to the Board for its review and approval. The HRCC also reviews and approves the compensation disclosure in this Circular.

Qualified and Experienced Committee

All seven members (Kevin Meyers, Michael Culbert, Allen Hagerman, Catherine Hughes, Stephen Letwin, Susan MacKenzie and Steven Krablin, our Chair of the Board) are highly qualified and represent a diverse mix of skills to effectively carry out its duties and responsibilities on behalf of the Board and Precision’s shareholders.

Mr. Hagerman, Ms. Hughes and Ms. MacKenzie are graduates of the Directors’ Education Program sponsored by the Institute of Canadian Directors.

Our Compensation Practices

∎   The Board has final approval of all decisions about executive compensation

∎   The HRCC consists entirely of independent directors

∎   The HRCC retains an external advisor to receive independent advice, research and analysis about executive compensation

∎   Management uses a different human resources consultant to avoid conflicts of interest

∎   Compensation decisions are made using a formal assessment process and pre-established metrics

∎   The Board can use its discretion to adjust incentive plans based on its overall assessment

∎   Executives are encouraged to own Precision shares through our share ownership guidelines so they have a vested interest in our future success

∎   The HRCC and Board discuss incentive plan metrics and individual executive performance quarterly

∎   The HRCC conducts regular compensation risk assessments.

54	Precision Drilling Corporation

Skills and Experience	Number of Committee Members (1)
Business or industry experience	7 of 7
Financial background	5 of 7
Human resources or compensation experience (including compensation committees of other public companies or organizations)	7 of 7
Senior leadership experience	7 of 7

Notes:

(1)  Ms. Hughes and Mr. Letwin have decided not to stand for re-election at our 2018 annual shareholder meeting.

The average HRCC member tenure is 4.5 years as of December 31, 2017. The HRCC operates independently of management and sets aside time at every meeting to meet without management present. You can read more about each director beginning on page 22 and the HRCC’s activities in 2017 on page 32.

Independent Advice

The HRCC retains an external consultant for advice, research and analysis about executive compensation and has worked with Mercer since 2006. Mercer provides insights on general compensation issues, competitiveness of pay levels, risks relating to compensation design, insights into market trends, and advice about technical matters. The HRCC takes this information into account but ultimately makes its own recommendations and decisions.

The table below shows the total fees paid to Mercer in the last two years.

Year Ended as of December 31	2017	2016
Executive compensation-related fees (HRCC)	$79,433	$162,800
All other fees (pension and benefits consulting)	$100,616	$115,864
Total fees	$180,050	$278,664

Managing Compensation Risk

The HRCC monitors governance issues and industry developments and conducts an on-going, internal risk assessment using Mercer’s framework. It also engages Mercer to conduct a formal compensation risk assessment every two years as part of its regular oversight and in response to changes to Canadian and U.S. regulatory requirements and the increasing scrutiny of governance practices generally.

In 2017, Mercer reviewed seven areas of compensation risk and did not identify any material risks that could reasonably have a material adverse effect on Precision. The review confirmed our compensation policies, program structure and components are

  Seven Areas of Compensation Risk

1.     Pay mix

2.     Incentive Plan funding, leverage and caps

3.     Performance period

4.     Performance measures

5.     Pay-for-performance

6.     Amount of incentive payouts

7.     Plan governance and risk mitigation.

sound and did not identify any areas of material risk.

Compensation Design and Decision-making

Executive compensation at Precision is designed to support our corporate strategy and pay-for-performance philosophy. Decisions about executive pay are a direct result of our corporate, individual and share performance.

Our compensation program must be competitive to attract and retain high performing global executives. Executive compensation must also be appropriate and defensible in the eyes of regulators, shareholders and industry groups.

Our compensation program:

∎	aligns the interests of our executives and shareholders by focusing on increasing shareholder value over the long term
∎	supports the achievement of our short- and long-term strategic objectives and priorities
∎	balances both corporate and individual objectives to support our core values, strategic priorities and collaborative culture without subjecting Precision to excessive or unnecessary risk
∎

creates a clear and direct link between compensation and the achievement of business objectives through an appropriate mix of fixed and variable (at-risk) pay that is competitive with the market and ties potential future income to our share performance.

Executives participate in the same compensation programs as our other salaried employees. However, executives have a higher portion of their pay that is at risk and not guaranteed.

2018 Management Information Circular	55

Compensation Highlights

The HRCC aims to develop and maintain a framework that aligns the interests of our executives and shareholders. The HRCC values any input or feedback it receives from shareholders and other stakeholders.

What we do	What we do not do
Align pay with financial, strategic operational, and individual performance results	X	Discretionary bonuses
Annual risk assessment	X	Tax gross ups
Engage with independent compensation consultant	X	Guaranteed bonuses
Annual review of executive compensation as compared to our Compensation Peer Group	X	Guaranteed annual increases in base salary
Establish share ownership guidelines	X	Hedging of Precision shares
Double-trigger vesting in the event of change-in-control	X	Repricing of options

Benchmarking

We benchmark executive compensation with the aim to attract and retain global talent and stay competitive in markets where we operate.

The HRCC works with Mercer and our human resources group to review market data and establish a peer group of public companies that we compete with for executive talent. We also look at these companies to assess compensation trends and market practices.

Total compensation for each executive is based on several factors, including individual performance, leadership, global responsibilities, collaboration, experience, education, succession planning considerations, competitive pressures and internal equity.

We set our targets for base salaries at or slightly below the median (50th percentile) of our Compensation Peer Group. Targets for total direct compensation (salary plus short-term and long-term incentives) are set at the median for solid performance, and at the 75th percentile or higher for exceptional corporate and individual performance.

About Our Compensation Peer Group

Our Compensation Peer Group includes similar companies, including contract drilling, well servicing and offshore drilling companies, that have been carefully selected based on their comparability to Precision – comparable business lines and similar in size, complexity, operating regions and style of operation. Our Compensation Peer Group also includes companies from the broader oilfield services sector that we compete with for global talent, market share and customers.

Our growth over the last several years, as well as our future growth plans, are primarily focused in the U.S. and our international regions. For our 2017 fiscal year, 57% of our revenue was from our U.S. and International operations, and 43% was from our operations in Canada. In 2018, the majority of our capital expenditures will be focused on the U.S. and International operations. Due to this shift in focus, we have centralized most of our leadership team in Houston, Texas and compensate them in U.S. dollars. With assistance from Mercer, we review the companies included in our Compensation Peer Group annually and include Canadian and U.S. based companies. Establishing a peer group that consists of a mix of Canadian and U.S. based companies reinforces our strategy of attracting and retaining the best talent in the drilling services market to drive value to shareholders over the long term.

The HRCC works with Mercer on the peer group analysis, examining eight metrics that provide a reasonable assessment of comparability and establish a peer group of companies that is relevant and appropriate:

∎ revenue ∎ EBITDA ∎ assets ∎ total employees	∎ market capitalization ∎ enterprise value ∎ geographic footprint ∎ complexity of service offerings.	We also use a different peer group to assess our relative TSR performance under our PSU plan. This group consists of companies we compete with for investors (see page 68 for details).

For benchmarking purposes, Mercer reviews the proxy materials of peer companies and gathers third party compensation survey data and relevant information from other companies in the energy services sector that have similar size revenue if compensation data for equivalent executive positions is not publicly available.

The HRCC reviews our Compensation Peer Group every year (more frequently if there are mergers, acquisitions or other industry developments) to ensure the group is appropriate for compensation planning purposes.

56	Precision Drilling Corporation

2017 Compensation Peer Group

We benchmarked compensation levels for 2017 against the following 16 companies. Our 2017 Compensation Peer Group was unchanged from 2016.

∎    Atwood Oceanics, Inc.

∎    CES Energy Solutions Corp. (formerly

Canadian Energy Services & Technology Corp.)

∎    Diamond Offshore Drilling, Inc.

∎    Ensco PLC

∎    Ensign Energy Services, Inc.

∎    Forum Energy Technologies, Inc.

∎    Helmerich & Payne, Inc.

∎    Nabors Industries Ltd.

∎ Oil States International, Inc. ∎ Patterson-UTI Energy, Inc. ∎ RPC, Inc. ∎ Rowan Cos PLC ∎ Secure Energy Services, Inc. ∎ Shawcor Ltd. ∎ Superior Energy Services, Inc. ∎ Trinidad Drilling Ltd.

The Board is confident that our Compensation Peer Group is appropriate. Aligned with our philosophy of targeting the median for setting compensation, we also aim to target the median for the metrics we compare. Among the metrics used to determine comparability are revenue (36th percentile), EBITDA (53rd percentile), assets (56th percentile), market capitalization (14th percentile), enterprise value (46th percentile), employee count (71st percentile), geographic footprint and complexity of service offerings. In terms of the financial factors listed, on average in 2017, Precision was at the 41st percentile of our compensation peer group and has one of the largest global footprints of our land drilling peers.

New in 2018

The HRCC reviewed our 2017 Compensation Peer Group with assistance from Mercer and feedback from management and made changes for 2018. Calfrac Well Services Ltd. and Noble Energy, Inc. were added to the group based on the criteria set out on page 56. Atwood Oceanics, Inc. was removed because it was acquired by Ensco PLC.

The 17 companies listed below will be used to benchmark executive compensation for 2018:

∎    Calfrac Well Services Ltd.

∎    CES Energy Solutions Corp. (formerly

Canadian Energy Services & Technology Corp.)

∎    Diamond Offshore Drilling, Inc.

∎    Ensco PLC

∎    Ensign Energy Services, Inc.

∎    Forum Energy Technologies, Inc.

∎    Helmerich & Payne, Inc.

∎    Nabors Industries Ltd.

∎    Noble Energy, Inc.

∎    Oil States International, Inc.

∎    Patterson-UTI Energy, Inc.

∎    RPC, Inc.

∎    Rowan Cos PLC

∎    Secure Energy Services, Inc.

∎    Shawcor Ltd.

∎    Superior Energy Services, Inc.

∎    Trinidad Drilling Ltd.

Third Party Proxy Advisors

In previous years, proxy advisory service firms have compared Precision’s pay and performance against a select group of Canadian companies, a limited number of which are direct peers mixed with a larger group of less relevant Canadian industrial companies. Our peer selection process is thorough and disciplined and involves input and analysis by the HRCC’s independent compensation consultant. We believe that a comparator group only consisting of Canadian companies, including companies we do not compete with in the drilling and oilfield services industries are not relevant or appropriate. Precision’s long-term growth strategy is focused on our U.S. and international operations, which in 2017 accounted for 57% of our revenue. Since 2014, over 80% of our Tier 1 rig additions have been in our U.S. or International markets. Based on these facts, and in alignment with our long-term strategy, the majority of our leadership team is based in Houston and paid in U.S. dollars. Accordingly, our 2017 Compensation Peer Group of 16 publicly traded companies includes a majority of comparable U.S. companies.

2018 Management Information Circular	57

Components of Executive Compensation

Total direct compensation for executives includes a mix of fixed and variable (at-risk) pay. In 2017, shareholders approved a new Omnibus Equity Incentive Plan (Omnibus Plan), which allows the Board to settle the short- and long-term incentive awards in cash, shares (issued from treasury or purchased on the market) or a combination of both.

	Element	Target Weighting	Form	Performance Period	Payout
Fixed	Salary	20-30%	Cash	One year	∎ Fixed
Variable or “at-risk”	Short-term incentive	20%	Cash	One year	∎ Variable ∎ Value is based on corporate and individual performance
	Long-term incentive	50-60%	Performance share units (PSUs)	Three years (cliff vest)	∎ Variable ∎ Value is based on our relative performance – our TSR against our PSU Performance Peer Group ∎ Settled in cash, equity or a combination of both(1)
			Stock options	Seven years (one-third vests each year over three years)	∎ Variable ∎ Value depends on the appreciation in our share price relative to the strike price ∎ Dilutive plan
			Restricted share units (RSUs)	Three years (one-third vests each year)	∎ Variable ∎ Amount depends on our share price when the units vest ∎ Settled in cash, equity or combination of both(1)

Note:

(1)  PSUs and RSUs granted under the Omnibus Plan may be settled in cash, equity (common shares) or a combination of both. PSUs and RSUs granted prior to adoption of the Omnibus Plan are settled in cash.

Compensation Pays Out Over Time

Our compensation program emphasizes at-risk pay and realized pay over the longer term to align with the creation of long-term shareholder value. Incentive awards account for the majority of executive pay and pay out over time, based on performance. The short-term incentive accounts for approximately 20% of total direct compensation, while long-term incentives account for 50% to 60% depending on the position of the executive.

Compensation decisions are based on both corporate and individual performance, demonstrating the strong link between pay and performance. Long-term incentives are equity-based, aligning with shareholder interests because their ultimate value is based on share performance.

58	Precision Drilling Corporation

Share Ownership

We encourage our executives to own Precision shares so they have a vested interest in our long-term success.

Executives generally build their equity ownership to meet the share ownership guidelines within five years of assuming their position. They cannot count RSUs, PSUs or stock options towards meeting the guidelines.

Our CEO is required to hold five times his annual base salary while the other NEOs aim for two times their salary. We calculate share ownership based on the actual purchase cost or the current market value of our shares (whichever is higher).

See page 61 for information about the share ownership of each NEO.

2018 Management Information Circular	59

Decision-making Process

We have a formal process for reviewing the compensation program, setting targets and objectives, assessing performance and making final decisions on executive pay.

60	Precision Drilling Corporation

2017 Executive Compensation

This section describes our executive compensation program for 2017 and the key decisions affecting executive pay for our CEO, Senior Vice President and Chief Financial Officer (CFO), and the three next most highly compensated NEOs for 2017, all of which are based in the U.S.:

Kevin A. Neveu | President and Chief Executive Officer

Kevin Neveu is President and Chief Executive Officer and a Director of Precision Drilling Corporation and has held these positions since joining the company in 2007. Mr. Neveu has 36 years of experience in the oilfield services sector holding technical, marketing, management and senior leadership positions over his career. Previously, Mr. Neveu was President of the Rig Solutions Group of National Oilwell Varco in Houston and held senior management positions with it and its predecessor companies in London, Moscow, Houston, Edmonton and Calgary.

Owns 682,596 Precision shares

Carey Ford | Senior Vice President and Chief Financial Officer

Carey Ford was appointed to his current position in April 2016. He joined Precision in May 2011 and served as Vice President, Finance & Investor Relations and Senior Vice President, Finance Operations before being named Interim Chief Financial Officer in March 2016. Mr. Ford has an MBA from the University of Texas at Austin and holds a Chartered Financial Analyst designation. Prior to joining Precision, Mr. Ford spent seven years as an investment banker, serving clients in the oilfield service sector.

Owns 73,156 Precision shares

Gene C. Stahl | President, Drilling Operations

Gene Stahl was appointed to his current position in 2009 and assumed responsibility for Precision’s global drilling operations in January 2017. He began his career with Precision in 1993 on the drilling rigs in southern Alberta, while studying Economics and Business at the University of Calgary. Mr. Stahl began full-time in field sales in 1996 and progressed through a number of roles with increasing responsibility including several executive roles before assuming his current position.

Owns 76,886 Precision shares

Doug Evasiuk | Senior Vice President, Sales & Marketing, N.A.

Doug Evasiuk was appointed to his current position in 2011. He began his career in the oilfield in western Alberta, joined Precision in 1993 and has held several senior positions covering the Canadian, U.S. and International markets and managing the marketing of Precision’s drilling fleet, directional drilling and other services supporting drilling activities. Mr. Evasiuk has a diploma in Petroleum Technology from the Southern Alberta Institute of Technology and has completed the General Management Program at Harvard Business School.

Owns 22,388 Precision shares

Grant Hunter | Senior Vice President, U.S. Operations

Grant Hunter was appointed to his current position in 2007 and relocated to Houston, Texas, to establish our operations in the U.S. Mr. Hunter joined Precision in 1980 as a driller and assumed increasing levels of responsibility including Field Superintendent and Operations Manager. He has over 37 years of experience in the oilfield industry and began his career in 1976 in southwestern Alberta.

Does not own Precision shares

Note:

Share ownership is as of March 28, 2018. We use the actual purchase cost or the current market value of the shares (whichever is higher) to calculate whether they meet the share ownership targets. Executives cannot count RSUs, PSUs or stock options toward their requirement. See page 59 for more about our share ownership guidelines for executives. Executives have five years from becoming a NEO to meet the share ownership guidelines.

2018 Management Information Circular	61

Total Direct Compensation for 2017

The table below provides an example of our pay-for-performance philosophy and includes 2017 targeted total direct compensation (base salary + targeted STIP + targeted LTIP), the amount at-risk, and 2017 realized or realizable total direct compensation.

	Targeted Total Direct Compensation(1)	Amount At-risk	Realized or Realizable Total Direct Compensation(2)	Realized or Realizable as a % of Targeted Total Direct Compensation
Kevin Neveu	$6,233,280	83%	$3,054,413	49%
Carey Ford	$1,872,264	77%	$1,009,373	54%
Gene Stahl	$1,766,369	72%	$1,282,433	73%
Doug Evasiuk	$1,348,581	71%	$993,458	74%
Grant Hunter	$1,346,286	71%	$994,108	74%

Notes:

(1)

The 2017 targeted total direct compensation includes base salary, target short-term incentive, and target long-term incentives set in U.S. dollars and converted to Canadian dollars utilizing the 2017 average bank exchange rate of 1.2986.

(2)

Realized or realizable total direct compensation includes base salary earned, actual 2017 short-term incentive award, and the grant value of PSU and Option awards using $3.81, the volume weighted average price of Precision shares for the five trading days prior to December 31, 2017 on the TSX of $3.81 and a PSU multiplier of 0.72x, converted to Canadian dollars utilizing the 2017 average exchange rate of 1.2986.

Salary

Executives receive a salary as fixed pay for performing day-to-day responsibilities. The amount is based on each executive’s experience, education, time in the role, performance, internal equity and market competitiveness (see page 56 for information about benchmarking and our Compensation Peer Group).

Paid in US$	2016	2017	% change
Kevin Neveu	$670,000	$800,000	19%
Carey Ford	$335,000	$350,000	4%
Gene Stahl	$378,750	$390,000	3%
Doug Evasiuk	$315,180	$315,180	0%
Grant Hunter	$315,500	$315,500	0%

We froze salaries across the company in 2015 and 2016, except for promotions, relocations and international transfers, to support our cost management efforts. As the outlook for the oilfield services industry improved in 2017, we recognized the need to retain and attract key talent and adjusted base salaries where necessary. Mr. Neveu’s salary was adjusted to US$800,000 from US$670,000 effective March 1, 2017. This adjustment was the final step of the Board’s decision to align the CEO’s base salary at the 50th percentile of our Compensation Peer Group over a two-year period. We utilized the same approach to base salaries in 2018 as in the previous year to remain competitive in the market while maintaining our focus on cost management. Salaries are typically adjusted in March.

Short-term Incentive Plan (STIP)
Form	Annual cash bonus(1)
Who participates	All regular salaried, non-overtime employees
Purpose	Variable compensation tied directly to annual performance objectives
Target award	Target award is based on the executive’s role and level, and expressed as a percentage of base salary
Final award

∎ The actual award is based on both corporate (85%) and individual (15%) performance

∎ The Board can adjust the corporate result by +/- 25 percentage points (corporate modifier)

∎ Capped at 200% of the executive’s target

Board discretion

The Board can also use discretion to increase or decrease the STIP awards based on our performance for the year, including the achievement or failure of strategic initiatives, or extenuating circumstances

Forfeiture	See Termination and Change of Control on page 83

Notes:

(1)	The Omnibus Plan allows us to pay bonuses in common shares.

62	Precision Drilling Corporation

About the STIP Scorecard

The STIP performance scorecard includes a balance of financial, strategic operational and individual metrics that focus executives on our financial and operational performance as well as the successful execution of our strategic initiatives – all of which are critical to the success of our High Performance, High Value strategy.

Corporate Performance Metrics (85%)

The HRCC sets financial and operational metrics at the beginning of each year based on our business objectives, management’s recommendations and market conditions. Each metric has a weighting and a threshold, target and maximum (stretch objective).

New for 2018

As we continue through the recovery in the industry, the HRCC continues to address our focus on reducing costs, minimizing spending and conserving cash. As a result, we have introduced a new net debt reduction metric to our 2018 STIP to focus on our goal of reducing debt while ensuring positive cash flow and maintaining 65% financial corporate performance.

At the end of the year, the HRCC assesses actual corporate performance based on the achievement of our objectives and assigns a score for each metric. The corporate component is the sum of the metrics, and it ranges from zero to 170% of the STIP target.

Corporate Modifier

The Board can use its discretion to apply a corporate modifier to the corporate performance score, adjusting it up or down by 25 percentage points.

The Board bases its adjustment on extenuating circumstances and our progress on strategic deliverables that support our five-year strategic plan, as reported on a quarterly basis to the Board and are not quantified in the STIP scorecard. If the corporate modifier is applied, the total corporate performance score cannot exceed 170%.

The Board has always had the discretionary authority to increase or decrease the STIP awards based on our performance for the year or due to extenuating circumstances. The corporate modifier was introduced in 2015 to enhance transparency if the Board exercises its use of discretion.

Individual Performance Component (15%)

Individual performance reflects how well each participant performs his or her day-to-day duties and achievement of the objectives set with their leader at the beginning of the year.

At the end of the year, the HRCC reviews the CEO’s self-evaluation, his assessment of each executive’s self-evaluation and his recommended performance ratings. The HRCC recommends the final performance ratings for the CEO and executives to the Board for approval.

2017 STIP Payouts

The table below shows the 2017 STIP payouts for each NEO, which were paid on March 6, 2018.

	2017 STIP Eligible Base Salary(1,2)	STIP Target %	Corporate Performance	Corporate Modifier	Individual Performance	STIP Payout(2)
Kevin Neveu	$1,011,591	100%	56.89%	0%	22.50%	$803,102
Carey Ford	$451,364	75%	56.89%	0%	22.50%	$268,753
Gene Stahl	$504,093	75%	56.89%	0%	22.50%	$300,150
Doug Evasiuk	$409,293	75%	56.89%	0%	22.50%	$243,703
Grant Hunter	$409,708	75%	56.89%	0%	22.50%	$243,950

Notes:

(1)	Due to a change in our payroll processing calendar, we utilized the executives’ pro-rated, target base salaries to calculate the 2017 STIP payouts, as compared to the actual base salary earned.
(2)

All the NEOs are based in the U.S. They receive their compensation, including their STIP awards, in U.S. dollars. The STIP awards were converted to Canadian dollars using the 2017 average bank exchange rate of 1.2986.

2018 Management Information Circular	63

About the 2017 Corporate Performance Score and Corporate Modifier

After a comprehensive review of the scorecard and results, the Board decided not to apply the corporate modifier to the calculated score.

2017 Corporate Performance Score	Threshold 0%	Target 85%	Maximum 170%	Actual	=	Weighted Score
Financial Performance (65%)						38.25%
Adjusted EBITDA (1) (24%)	$289,800,000	$322,000,000	$402,500,000	$304,981,000		11.32%
Measures our growth
Return on capital employed (2) (17%)	0.00%	0.50%	5.00%	-1.88%		0.00%
Measures our profitability
Adjusted cash flow (3) (24%)	$92,000,000	$115,000,000	$155,250,000	$119,922,000		26.93%
Measures our ability to finance our operations
Operational Performance (20%)						18.64%
Safety Performance (8%)
Key to our operations and ensures we maintain a strong focus on keeping employees safe
■ Total Recordable Incident Rate (TRIR)	1.06	0.90	0.85	1.14		0.00%
■ % of facilities recordable free	96%	97%	98%	Q1: 95.7%		2.62%
				Q2: 97.3%
				Q3: 97.5%
				Q4: 97.8%
■ Triple Target Zero Days	80%	82%	84%	Q1: 66.0%		0.75%
				Q2: 77.0%
				Q3: 82.0%
				Q4: 86.0%
Mechanical Downtime (5%)
Low unplanned mechanical downtime lowers costs and increases revenue
■ Canada	0.61%	0.58%	0.44%	0.44%		4.00%
■ U.S.	1.25%	1.00%	0.75%	1.03%		1.88%
■ International	1.05%	0.95%	0.85%	0.84%		2.00%
Strategic Initiatives (5%)
Measures performance against strategic initiatives for the year
■ Directional Drilling: Integrated Directional Days	2,145	2,682	3,218	1,347		0.00%
■ Rig Technology	10 rigs; 2 repeat/return	15 rigs; 4 repeat/return	15 rigs; 4 repeat/return; premium for 10 NOVOS	15 rigs; 4 repeat/return premium for 7 NOVOS		2.50%
■ International EBITDA	$35,430,400	$44,288,000	$53,145,600	$46,070,000		2.40%
Employee Retention (2%)
A key factor supporting our future growth and High Performance, High Value customer service	87.00%	90.00%	94.00%	90.96%		2.48%
Corporate Performance Score						56.89%
Corporate Modifier (+/- 25%)						0%

Notes:

(1) Adjusted EBITDA (earnings before income taxes, finance charges, foreign exchange, impairment of goodwill, impairment of property, plant and equipment, loss on asset decommissioning, and depreciation and amortization), as reported in our Consolidated Statements of Loss, is a useful supplemental measure because it gives us and our investors an indication of the results from our principal business activities before consideration of how our activities are financed and excluding the impact of foreign exchange, taxation, non-cash impairment, decommissioning, depreciation and amortization charges.

(2) Return on capital employed does not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of a similar measure presented by other issuers. Return on capital employed is calculated as earnings before income taxes, finance charges, foreign exchange, impairment of goodwill and loss on asset decommissioning divided by the amount equal to the average total assets less average non-interest bearing current liabilities for the period. We believe return on capital employed is a useful metric to measure the effectiveness of management’s use of Precision’s capital in the generation of earnings.

(3) Adjusted cash flow is based on the change in our cash balance at December 31, 2016 and December 31, 2017, and does not include expansion capital expenditures, the impact of foreign exchange, financing cash flows and restructuring charges.

64	Precision Drilling Corporation

About the 2017 Individual Performance Scores Scores are based on a five-point rating scale used in our performance management system:

Rating Scale	Performance Score
Exceptional performance	30.0%
Strong performance	22.5%
Solid performance (target)	15.0%
Striving performance	7.5%
Improved performance required	0.0%

Long-term Incentive Award

Our long-term incentive award is granted at the beginning of each year to motivate executives and key employees to deliver strong future performance and achieve our strategic plan. It is specifically designed to:

∎   align the interests of participants with those of our shareholders

∎   reward our people for growth in shareholder value

∎   retain them in a competitive and highly cyclical environment.

We determine the value of the long-term incentive award for each position based on the target compensation mix relative to the comparable positions in our Compensation Peer Group, as well as internal equity and overall market competitiveness.

Generally, the more senior the position, the greater the weighting placed on long-term incentives in overall total target direct compensation. Since 2014, the total value of the award for our most senior executives has been allocated 60% PSUs and 40% options (50% PSUs and 50% options prior to 2014). This allows us to tie incentive payouts to our performance over mid- and long-term time horizons. It also puts a higher weighting on performance-based vesting and aligns more closely with our pay-for-performance philosophy and industry practice, as well as shareholder interests because the value of PSUs and options is driven by our share performance.

Long-term incentive awards can be forfeited in certain circumstances – see Termination and Change of Control on page 83 for more information. PSUs and RSUs cannot be assigned. Options can only be assigned or transferred as permitted by law.

The HRCC and the Board do not consider previous grants of long-term incentives when determining new grants, except to consider the total limit on stock option awards and individual limits, as part of the HRCC’s responsibilities for administering the Omnibus Plan. Stock options may be granted to new eligible participants at other times of the year, apart from the annual grants. These situations are generally reviewed and approved quarterly.

All stock option awards granted from 2010 to 2016 were out of the money as of December 31, 2017, and therefore had no value.

The award can be allocated to three kinds of long-term incentives, which are similar to those offered by large issuers in our industry:

∎   performance share units (PSUs)

∎   restricted share units (RSUs)

∎   stock options.

Each has different vesting and eligibility criteria as described in the table below.

2018 Management Information Circular	65

	Performance Share Units	Stock Options	Restricted Share Units
Form of Award	∎ Notional share-based awards ∎ Potentially dilutive(1)	∎ Option to buy Precision shares at a price that is at least the fair market value on the grant date ∎ Plan is dilutive	∎ Notional share-based awards ∎ Potentially dilutive(1)
Who Participates	∎ Senior executives, including the CEO and CFO, and key corporate and operational employees ∎ Not open to non-management directors	∎ Senior executives, including the CEO and CFO ∎ Not open to non-management directors

∎    Typically only granted to senior executives in certain situations, such as a sign-on bonus for new hires to compensate them for deferred compensation they forfeited with a former employer

∎    No RSUs have been awarded to NEOs in the past five years, but will be introduced in 2018 to senior executives, excluding the CEO

Vesting

∎    Cliff vest at the end of three years

∎    Units earn dividend equivalents at the same rate as dividends declared and paid on our shares (dividend equivalents are notionally reinvested as additional units)

∎    One-third vest each year beginning on the first anniversary of the grant date

∎    Expire after seven years

∎    If the holder cannot exercise his or her stock options within ten business days of the normal expiry because of trading restrictions in our insider trading policy, we will extend the expiry date by seven business days from the end of the blackout period. The extension can be longer if the TSX or NYSE allows it and the Board approves it

∎    One-third vest each year over three years

∎    Units earn dividend equivalents at the same rate as dividends declared and paid on our shares (dividend equivalents are notionally reinvested as additional units)

Payout	∎ Settled in cash, equity or a combination of both based on the formula on page 68(1)

∎    Based on fair market value (strike price) when the options are exercised

∎    The strike price is the volume weighted average trading price of a Precision share on the TSX (Canadian stock options) or the NYSE (U.S. stock options) for the five trading days prior to the grant date

∎    Options only have value if the price of Precision shares increases above the strike price

∎    Redeemed for cash based on the volume weighted average price of Precision shares for the five trading days prior to the vesting date on the TSX (Canadian units) or on the NYSE (U.S. units), or settled for equity or a combination of cash and equity(1)

Note:

(1)   PSUs and RSUs granted under the Omnibus Plan may be settled in cash, equity (common shares issued from treasury or purchased on the market) or a combination of both. PSUs and RSUs granted prior to adoption of the Omnibus Plan are settled in cash.

66	Precision Drilling Corporation

2017 Long-term Incentive Award

The table below shows the 2017 long-term incentive award, which was granted on February 8, 2017. The award was granted at target and allocated 60% to PSUs and 40% to stock options.

The table also shows the 2018 long-term incentive award, which the Board approved on February 14, 2018 and allocated 70% to PSUs and 30% to stock options for the CEO, and 60% to PSUs, 25% to stock options and 15% to RSUs for the other NEOs. Under the Omnibus Plan, the Board has the flexibility to settle the 2017 and 2018 grants in shares, cash, or a combination of both.

	2017 Long-term Incentive Award (1)	Allocation				2018 Long-term Incentive Award (3,4)
		PSUs (60%)		Stock options (40%)
		$	# of Units	$	# of Options (2)
Kevin Neveu	$4,208,131	$2,502,094	332,800	$1,706,037	500,800	$4,104,307
Carey Ford	$1,117,700	$664,619	88,400	$453,081	133,000	$1,184,772
Gene Stahl	$920,358	$547,333	72,800	$373,025	109,500	$1,152,642
Doug Evasiuk	$657,350	$390,952	52,000	$266,398	78,200	$640,444
Grant Hunter	$657,350	$390,952	52,000	$266,398	78,200	$640,444

Notes:

(1)  Grant values were based on the volume weighted average price of Precision shares for the five trading days prior to the grant date for the PSUs of US$5.77, and a Black-Scholes value for the stock options (see Black-Scholes pricing model below for 2017 grants). The grant amounts were then converted to Canadian dollars using the following exchange rates on the grant date: 1.3030 (January 31, 2017 for PSUs) and 1.3792 (February 17, 2017 for stock options).

(2)  The 2018 grant values were based on the volume weighted average price of Precision shares for the five trading days prior to the grant date for the PSUs of US$3.69, and the Black-Scholes value for the stock options. The grant values were converted to Canadian dollars using the January 31, 2018 exchange rate of 1.27909.

Stock option grant values were based the Black-Scholes option pricing model using the following assumptions, as calculated by Mercer:

Assumptions	Canadian	U.S.
Share price	$7.60	$5.57
Expected life	5 years	5 years
Risk free rate of return	0.7%	1.3%
Volatility (capped at 50%)	50.0%	50.0%
Dividend yield	0.0%	0.0%
Black-Scholes multiple	43.4%	44.3%
Black-Scholes value	$3.30	$2.47

2018 Management Information Circular	67

More About PSU Awards

PSUs vest at the end of a three-year performance period. PSUs awarded in 2017 will vest on January 31, 2020. The amount the executives ultimately receive depends on our three-year TSR relative to our PSU Performance Peer Group, and our share price at the end of the vesting period. We believe relative TSR is an important measure of performance because it reflects our ability to outperform companies affected by similar market conditions and aligns with shareholder interests.

Note:

(1)  Cash settlement for PSUs will be based on the five-day volume weighted average price of Precision’s shares prior to the vesting date. PSUs settled in shares will result in a number of Precision shares to be issued (or purchased on the open market) equal to the number of PSUs granted multiplied by the payout multiplier.

At the end of the three-year performance period, the HRCC’s compensation consultant (Mercer) calculates the payout multiplier by ranking our three-year TSR against the TSR of our PSU Performance Peer Group using the scale below. TSR is adjusted to reflect dividends paid over the period, and the multiplier is interpolated if our performance falls between ranges.

TSR Ranking	Multiplier
75% or higher	2.0 times payout
50% (median)	1.0 times payout
35%	0.4 times payout
Below 35%	zero payout

The HRCC reviews Mercer’s calculation, along with other relevant factors, and recommends a multiplier (ranging from zero to two) to the Board for approval.

About Our PSU Performance Peer Group

Our PSU Performance Peer Group is made up of companies with similar business operations (land-based drilling services and completion and production services) that we compete with for investors. It is slightly different from our Compensation Peer Group, which includes comparable companies that we compete with for executive talent (see page 56 for information about our Compensation Peer Group).

The HRCC reviews our PSU Performance Peer Group at the beginning of every year to make sure it is relevant and appropriate. Mercer assists the HRCC in its review, and follows four key principles for establishing the group:

∎  chooses companies with similar business operations (i.e. land-based drilling services and completion and production services)

∎  includes companies that we regularly compete with for investors

∎  includes several peers from our Compensation Peer Group so that pay is directionally aligned with corporate performance

∎  selects at least 12 peers to provide statistically valid results.

Our PSU Performance Peer Group

The HRCC reviewed our PSU Performance Peer Group in response to changes in the industry, to make sure we continue to assess our relative performance against a representative group of companies. The following 12 companies make up our PSU Performance Peer Group for assessing relative shareholder return performance for the 2016 and 2017 PSU awards:

∎ Canadian Energy Services & Technology Corp. ∎ Ensign Energy Services, Inc. ∎ Helmerich & Payne, Inc. ∎ Nabors Industries Ltd.	∎ Parker Drilling Co. ∎ Patterson-UTI Energy, Inc. ∎ RPC, Inc. ∎ Secure Energy Services, Inc.	∎ Shawcor Ltd. ∎ Superior Energy Services, Inc. ∎ Trinidad Drilling Ltd. ∎ Western Energy Services Corp.

In 2018, Mercer carried out a review of our PSU Performance Peer Group. Included in its review, Mercer:

∎  assessed current and potential peer companies by revenue, EBITDA, assets, employees, market capitalization, enterprise value, and beta. (Beta measures the sensitivity of a company’s share price to the overall fluctuation of the S&P 500 Index price for U.S. companies, or the S&P/TSX Composite Index price for Canadian companies, over a five-year period or two years if five-year data is not available)

∎  conducted back-testing of our TSR performance from 2014 to 2017 against our new PSU Performance Peer Group to ensure the recommended changes were appropriate.

Based on this analysis, and the review and approval by the HRCC and the Board, our 2018 PSU Performance Peer Group includes the following changes:

∎  the addition of Calfrac Well Services Ltd., Trican Well Service Ltd., Pioneer Energy Services Corp., and Total Energy Services, Inc.

∎ the removal of Western Energy Services Corp.

68	Precision Drilling Corporation

Payout of 2015 PSU Awards

The 2015 PSU awards vested on January 31, 2018 and were paid out on March 6, 2018.

The table below shows the difference between the grant value and the payout value for each NEO, illustrating the at-risk nature of the award.

	Grant Value (1)	Number of PSUs Granted	Payout Multiplier	Five-day Weighted Average Price)	Final PSU Payout (3)
Kevin Neveu	$1,756,068	239,900	0.72x	$4.63(2)	$834,314
Carey Ford	$204,387	35,300	0.72x	$3.74	$126,800
Gene Stahl	$477,096	82,400	0.72x	$3.74	$295,986
Doug Evasiuk	$272,709	47,100	0.72x	$3.74	$169,186
Grant Hunter	$341,031	58,900	0.72x	$3.74	$211,572

Notes:

(1)  Grant values were based on the volume weighted average price of Precision shares for the five trading days prior to the February 12, 2015 grant date: $7.52 on the TSX for Canadian units and US$8.79 on the NYSE for U.S. units.

(2)  Volume weighted average price of Precision shares for the five trading days prior to the January 31, 2018 vesting date: $4.63 on the TSX for the CEO’s Canadian units and US$3.74 on the NYSE for the remaining NEOs’ U.S. units.

(3)  The number of PSUs that vested for payout includes additional units received as reinvested dividend equivalents up until February 2016 when we suspended dividends on our common shares. PSU payouts for Mr. Ford, Mr. Stahl, Mr. Evasiuk and Mr. Hunter were converted to Canadian dollars using the January 31, 2018 exchange rate of 1.2791.

How We Calculated the Payout Multiplier

Our TSR for the three-year period from February 1, 2015 to January 31, 2018 ranked 43% compared to our PSU Performance Peer Group for the 2015 PSU awards:

∎ Calfrac Well Services Ltd. ∎ Ensign Energy Services, Inc. ∎ Helmerich & Payne, Inc. ∎ Nabors Industries Ltd.	∎ Parker Drilling Co. ∎ Patterson-UTI Energy, Inc. ∎ RPC, Inc. ∎ Secure Energy Services, Inc.	∎ Superior Energy Services, Inc. ∎ Trican Well Service Ltd. ∎ Trinidad Energy Services Ltd. ∎ Western Energy Services Corp.

Mercer calculated a multiplier of 0.72x, based on our relative TSR ranking at the end of the three-year performance period, which the HRCC recommended to the Board for review and approval.

The Board approved the multiplier and believes the payouts are appropriate, considering the original grant values, market conditions and our relative share performance over the past three years.

The 2014 PSU awards paid out in March 2017 and you can find details of the vesting and payouts in our 2017 Management Information Circular.

Retirement Benefits

The NEOs participate in the same retirement plans as our other salaried employees, and participation is voluntary.

The Canadian program has three components:

∎  a defined contribution pension plan where we match participants’ contributions up to 5% of their base salary

∎  a group registered retirement savings plan

∎  a registered tax-free savings account.

Our U.S. program includes a 401(k) plan where we match participants’ contributions up to 5% of their base salary plus their STIP award. This plan is not considered a pension plan under Canadian law.

2018 Management Information Circular	69

Employee Share Purchase Plan

Our employee share purchase plan encourages employees to become Precision shareholders and helps us attract and retain people. The plan is open to Canadian and U.S. employees who have completed one full year of employment. All the NEOs are eligible to participate in the plan.

Participants contribute up to 10% of their regular base salary through payroll deduction to purchase Precision shares, and we match 20% of the employee’s contribution. The employer contribution is a taxable benefit to the employee. All Precision shares purchased under the plan are acquired on the secondary market.

Any dividends paid are automatically reinvested to purchase more Precision shares. In February 2016, we suspended our dividend.

Participants can change their contribution rate and/or stop contributions up to two times per calendar year. No vesting conditions apply, so participants can sell or transfer their shares at any time (subject to the provisions of our Insider Trading Policy) and are required to pay the associated administrative fees.

as of December 31	2017	2016	2015
Number of shares purchased	1,006,178	700,399	753,908
Weighted average number of shares outstanding	293,238,858	293,238,858	292,944,590
Burn rate	0.34%	0.24%	0.26%

Other Benefits

Benefits are an integral part of total compensation and are important for attracting and retaining employees.

Our Canadian, U.S. and international benefits programs offer competitive comprehensive coverage and cost sharing, and the NEOs participate in the same programs as our other employees. The programs consist of:

∎   basic, optional and dependent life insurance

∎   basic, optional, accidental death and dismemberment insurance

∎   extended health, vision and dental care

∎   short-term and long-term disability insurance

∎   employee assistance plan

∎   out-of-country emergency medical plan.

The NEOs also receive supplementary accidental death and dismemberment insurance benefits.

Perquisites

Executives receive limited perquisites that are consistent with the drilling and oilfield services industry and form part of a competitive compensation package. Each NEO receives a company vehicle (including operating costs) or a car allowance. Other perquisites, such as business club memberships and executive medical programs, vary by position.

See the Summary Compensation Table on page 77 for more information.

70	Precision Drilling Corporation

CEO Compensation

Based in Houston, Texas CEO since 2007

Kevin A. Neveu (57) | President and Chief Executive Officer

“Our High Performance, High Value strategy is focused on providing safe, highly efficient and reliable field-level results through our people, technology and systems thereby resulting in value creation for our customers and our investors.”

Over the last decade, Mr. Neveu has strengthened Precision’s market position by transforming our drilling fleet through new-build and upgraded Super Series drilling rigs, diversifying our revenue base by expanding into the U.S. and international markets, and making strategic investments in training, safety and employee development. These investments have resulted in our internal promotion and retention statistics ranking at the top of the industry. Mr. Neveu has also driven Precision to be recognized as an industry leader in technology. Through vendor partnerships and internal support, beta-testing of various technologies centered around rig automation and optimization are near completion. Once commercial, Precision will be able to further enhance its High Performance, High Value strategy and drive market share gains and enhanced returns.

During his tenure, Mr. Neveu diversified Precision’s revenue base from 100% exposure to Canada, to 43% to Canada, and 57% to our United States and international operations at the end of 2017. During the same period, we added 147 new-build or upgraded drilling rigs, bringing our total Super Series rig count to 240.

2017 Contributions and Accomplishments

In 2017, the oil and gas industry experienced a rebound in activity off the recent lows experienced in 2016. While commodity prices improved year-over-year, WTI oil prices averaged just under US$51 per barrel, a level where our customers remained acutely focused on costs and efficiencies. Precision’s focus on liquidity, the balance sheet and reductions in fixed costs through the downturn, coupled with our size and scale, allowed us to respond to increased activity levels at the onset of 2017. As customers continued to upgrade to Tier 1 rigs, Precision has been able to leverage its Super Series fleet and achieve an active U.S. market share of approximately 7%, the highest in our history. We have also maintained our leading market share in key basins in the Western Canada Sedimentary Basin including the Duvernay, Montney, Deep Basin and Heavy Oil plays.

Mr. Neveu’s commitment to a strong and flexible balance sheet through the cycles provided ample liquidity for Precision to not only manage its business through the downturn, but also to strengthen its competitive position and leverage its fixed cost structure to improve activity levels in 2017.

Mr. Neveu’s tactical decisions and management’s efforts to strengthen its balance sheet from 2015 to date positioned the company to respond to increasing demand in the second half of 2016 and into 2017, deploying Precision’s high-quality equipment and crews while maintaining modest capital spending.

Mr. Neveu continued to strengthen Precision’s balance sheet in 2017, overseeing a series of capital structure transactions that extended the earliest debt maturity by 13 months to December 2021, and reducing total debt levels by $52 million, while maintaining a solid cash balance and full access to Precision’s Senior Credit Facility.

2018 Management Information Circular	71

2017 Strategic Priorities and Results
2017 Strategic Priorities	2017 Results
Deliver High Performance, High Value service offerings in an improving demand environment while demonstrating fixed cost leverage

Delivered 99.56% and 98.97% uptime in Canada and the U.S. respectively

Reduced general and administrative costs by approximately $18 million representing a 16% year-over-year decrease

Maintained a stable corporate headcount notwithstanding a 64% increase in North American drilling activity

Achieved a near record low operating cost per utilization day in the U.S. in the third quarter

Achieved a 1.14 Total Recordable Incident Rate and 282 Triple Target Zero Days with no life altering incidents.

Commercialize rig automation and efficiency driven technologies across our Super Series fleet

Installed and ran 20 Process Automation Control systems on our rigs and drilled 154 wells utilizing the technology

Drilled 57 wells in 2017 using a Directional Guidance System, 30% of which were integrated jobs with a reduced crew

Remained the industry leader in utilizing wired drill pipe having drilled over 95% of wells on land utilizing this technology

Initiated the implementation of a new ERP system aimed at driving increased operating efficiencies, improving our fixed cost leverage and positioning the organization to better handle increased data flows.

Maintain strict financial discipline in pursuing growth opportunities with a focus on free cash flow and debt reduction

Generated $184 million of funds from operations, see Non-GAAP Measures on page 86

In 2017 we added 29 contracts greater than six months, the majority of which were linked to covering the capital investment for upgrades

Reduced long-term debt by $52 million utilizing cash on hand following a $213 million reduction in 2016

Extended the earliest maturity of our long-term debt by 13 months to December 2021

Maintained modest capital plan in 2017 with actual spend $40 million below plan

Extended the maturity of our Senior Credit Facility to November 2021 to reinforce our strong liquidity position.

2017 Achievements

Organizational Development

Employee training, performance management and talent management

Operational initiatives with customers

Mr. Neveu has continued to drive our comprehensive competency and training programs as well as performance and talent management processes. He has overseen several initiatives that assisted our efforts in helping our customers meet their environmental objectives.

Investment Community

Engagement and investor updates

At Precision we strive to align shareholder interests with our strategic objectives. Considering the state of the industry, Mr. Neveu’s high-touch philosophy of shareholder engagement with the investment community was demonstrated by his participation in 205 face-to-face meetings with investors in 2017.

Industry and Community Involvement

Government relations (Alberta and Texas)

University and non-profit boards

Precision and Mr. Neveu continue to be committed to the communities where we do business. Mr. Neveu serves on the boards of several non-profit organizations including The Heart and Stroke Foundation of Alberta and a national sports organization. He also serves on the advisory council for the University of Calgary’s School of Public Policy. He is a former director and member of the executive committee of the International Association of Drilling Contractors.

72	Precision Drilling Corporation

CEO Compensation

Mr. Neveu’s actual targeted total direct compensation for 2017 is below the median (50th percentile) of our 2017 Compensation Peer Group. His 2016 compensation was in the bottom quartile (25th percentile and below), well below our stated philosophy of targeting the median based on the executive’s experience and performance among other things.

2017 Pay Mix

The graph below shows the breakdown of Mr. Neveu’s total compensation for 2017 in Canadian dollars as reported in the summary compensation table on page 77.

Salary

The majority of our executive team is located in our Houston, Texas office, including Mr. Neveu. In 2016, the Board determined that Precision’s long-term growth strategy would be better served by relocating the CEO to Houston and increasing his focus on our U.S. and international operations. As a result, Mr. Neveu relocated to Houston as of March 1, 2016, and the Board decided to adjust the CEO’s base salary to be aligned to the median of our Compensation Peer Group over a two-year period because of the challenging industry condition, and to pay the CEO in U.S. dollars. In 2016, his base salary was adjusted to US$670,000. In March 2017, the Board adjusted the CEO’s salary to US$800,000 as the second step to align with the median of our Compensation Peer Group, coinciding with the beginning of his tenth year in the CEO role at Precision. The Board made no adjustments to the CEO’s base salary in 2018.

Short-term Incentive

Mr. Neveu received a 2017 STIP award of US$618,437 that was based on his targeted award (100% of base salary, the same target as in previous years and consistent with our current practice) and the Board’s assessment of our corporate performance and Mr. Neveu’s individual performance in 2017. This year’s corporate performance score was calculated at 56.89%. Mr. Neveu’s individual performance was rated as Strong due to the execution of strategic objectives set out at the beginning of the year by the company and Board.

The table below shows Mr. Neveu’s target and actual cash compensation for 2017 compared to the previous four years.

Cash Compensation	2013 (Cdn$)	2014 (Cdn$)	2015 (Cdn$)	2016 (US$)	2017 (US$)
Target base salary (1)	$656,625	$725,000	$725,000	$670,000	$800,000
Target STIP award	$656,625	$725,000	$725,000	$670,000	$800,000
Total target cash compensation	$1,313,250	$1,450,000	$1,450,000	$1,340,000	$1,600,000
Salary earned (2)	$656,625	$711,851	$752,885	$637,756	$751,885
Actual STIP award	$609,085	$1,095,539	$482,524	$415,179	$618,437
Total cash compensation received	$1,265,710	$1,807,390	$1,235,409	$1,052,935	$1,370,322
% difference from total cash target	96%	125%	85%	79%	86%

Notes:

(1)  When Mr. Neveu relocated to Houston, his base salary was adjusted to US$670,000 as of March 1, 2016, and US$800,000 as of March 1, 2017.

(2)  Mr. Neveu’s 2015 salary reflects 27 pay periods (instead of 26) because the last pay in our 2015 Canadian payroll calendar was on December 31.

2018 Management Information Circular	73

Long-term Incentive

Mr. Neveu received a 2017 LTIP award of US$3,200,000, which represents the same multiple of base pay as in prior years, and consistent with our current practice. Mr. Neveu’s LTIP award is allocated 60% PSUs and 40% stock options.

The table below shows Mr. Neveu’s long-term incentive awards compared to his actual payouts for the past five years, and the point-in-time estimates of the unpaid balance (or gain in the case of options). LTIP awards have been allocated 60% PSUs and 40% stock options since 2014, and 50/50 prior to that. No RSUs have been awarded.

Mr. Neveu has not realized any value from his stock option awards since 2012. As of December 31, 2017, all of his vested options were under water. Since 2009, Mr. Neveu has had 382,500 options expire and realized no value.

Equity Compensation Lookback

Long-term Incentive Compensation (PSUs and Options)	2013	2014	2015	2016	2017
Grant value	$2,242,089	$2,817,135	$2,926,507	$3,287,212	$4,169,751
Paid in 2013	–	–	–	–	–
Paid in 2014 (1)	–	–	–	–	–
Paid in 2015	–	–	–	–	–
Paid in 2016	$1,981,267	–	–	–	–
Paid in 2017	–	$1,931,279	–	–	–
Total paid	$1,981,267	$1,931,279	–	–	–
Estimated unpaid balance/gain	—	—	$501,544	$1,012,165	$848,191
Total paid plus unpaid	$1,981,267	$1,931,279	$501,544	$1,012,165	$848,191
% difference grant value versus total paid plus unpaid	-12%	-31%	-83%	-69%	-80%

Note:

(1)  The estimated unpaid balance/gain for 2015, 2016 and 2017 represents the value of outstanding PSUs (assuming a 1.0 performance multiplier) using $3.81, the closing price of Precision shares on the TSX on December 29, 2017, and in-the-money value of options calculated using the closing price of Precision shares on the TSX on the vesting date. Values are a point-in-time estimation and can vary significantly depending on changes in our share price.

Targeted Versus Realizable Compensation

Over the past five years, Mr. Neveu had an average realized and realizable total direct compensation of $2,865,052, representing 63% of the average target value. This is due to the stock option awards being under water as of December 31, 2017, and the realized value of the PSUs which are tied to the share price performance, highlighting the at-risk nature of the CEO’s compensation. With his average targeted total direct compensation being below the median of the market during 2013-2017 (approximately the 35th percentile), this average realized pay translates to the 16th percentile as compared to the peer group’s targeted total direct compensation.

Notes:

(1) Average of salary earned, target bonus, and target long-term incentive values from 2013 through 2017.

(2)  Average of salary earned, actual bonus received, and long-term incentives using the grant date fair value from 2013 through 2017 as disclosed in the Summary Compensation Table on page 77.

(3)  Average of salary earned, actual bonus received, the value of vested/exercised long-term incentive awards, and the estimated current value of unvested/unexercised long-term incentive awards granted from 2013 through 2017:

∎   vested/exercised stock options and PSUs are valued at time of vesting or exercise

∎   unvested/unexercised stock options are valued using $3.81, the closing price of Precision shares on the TSX on December 29, 2017 (US$3.02 on the NYSE).

∎   unvested/unexercised PSUs are valued using $3.81, the volume weighted average price of Precision shares for the five trading days prior to December 31, 2017 on the TSX, and a performance multiplier of 1.96x for 2013, 1.36x for 2014, 0.72x for 2015 and 1.0x (target) for 2016 and 2017. PSUs include reinvestment of additional units received as dividend equivalents.

74	Precision Drilling Corporation

Perquisites

Mr. Neveu’s perquisites include an annual vehicle lease, parking, a housing allowance, tax preparation services, an executive health program, the employer portion of benefit premiums and the employer contributions toward the Employee Stock Purchase Plan.

The Board approved a $50,000 annual housing allowance to recognize the significant proportion of time the CEO is required to spend in Houston and Calgary on Precision business. The allowance compensates Mr. Neveu for maintaining his own secondary residence in Calgary, which is more cost-effective for Precision than paying for hotel accommodations, meals and other related expenses when he is there for Precision business. The HRCC sought independent advice from Mercer before recommending the allowance to the Board for approval.

Share Ownership (as of March 28, 2018)

Number of Precision shares	Market Value (1)	Meets Share Ownership Target (2)
682,596	$2,354,956	Yes, holds 5 times his base salary

Notes:

(1)	The market value of Mr. Neveu’s shares are based on $3.45, the closing price of Precision shares on the TSX on March 28, 2018.
(2)

Share ownership targets are calculated using the actual purchase cost or market value, whichever is higher. Mr. Neveu’s share ownership multiple was calculated by converting his salary to Canadian dollars using the March 28, 2018 exchange rate.

2018 Management Information Circular	75

Share Performance

The graph below shows our TSR over the last five years assuming $100 was invested in Precision shares on December 31, 2012, and dividends were reinvested over the period. It compares our TSR to the total return of the S&P/TSX Composite Index, the S&P/TSX Equal Weight Oil & Gas Index, and the median TSR of our 2017 PSU Performance Peer Group.

as of December 31	2012	2013	2014	2015	2016	2017
Precision (TSX: PD)	$100	$124	$89	$72	$96	$50
S&P/TSX Composite	$100	$103	$113	$123	$109	$128
S&P/TSX Equal Weight Oil & Gas Index	$100	$111	$96	$69	$94	$83
2017 PSU Performance Peer Group(1)	$100	$146	$124	$83	$138	$71

Notes:

(1)  Our 2017 PSU Performance Peer Group consisted of 12 companies with similar business operations that we compete with for investors. The TSR shown in the graph above assumes our same PSU Performance Peer Group for all previous years (see page 68 for details about our 2017 PSU Performance Peer Group).

Cost of Management

The table below compares our adjusted EBITDA to the total compensation cost for our NEOS for the last five years. Total compensation paid to NEOs has increased over the past three years because of the depreciation of the Canadian dollar against the U.S. dollar from 2013 to 2016, our stronger financial and operational performance in 2014, a one-time payment in 2015 to Mr. Strong following his departure from Precision (paid in accordance with the terms of his employment agreement) and the increase in Mr. Neveu’s base salary in 2016 and 2017, which was paid in U.S. dollars.

($ in millions)	2013	2014	2015	2016	2017
Total compensation cost	$9.3	$12.3	$13.2	$11.2	$11.4	Average cost of
Adjusted EBITDA	$638.8	$800.4	$473.9	$228.1	$304.9	management ratio:
Cost of management ratio	1.45%	1.53%	2.78%	4.91%	3.74%	2.88%

The cost of management ratio includes the following NEOs:

2013 to 2015: Kevin Neveu, Robert McNally, Douglas Strong, Gene Stahl and Niels Espeland.

2016 and 2017: Kevin Neveu, Carey Ford, Gene Stahl, Doug Evasiuk, and Grant Hunter.

There is no direct correlation between TSR and total cash compensation awarded to our NEOs because base salary and the short-term incentive plans are not based on share performance. The value realized from our LTIP awards is correlated to our TSR because the value is directly tied to the value of Precision shares, which is aligned with shareholder interests. For more information, see 2017 Long-term Incentive Awards on page 67 for more information.

76	Precision Drilling Corporation

2017 Compensation Details

Summary Compensation Table

The table below shows the total compensation paid or awarded to each NEO in the last three years ending December 31. All amounts are in Canadian dollars.

as of December 31, 2017					Non-equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)(1)	Share-based Awards ($)(2)	Option-based Awards ($)(2,3)	Annual Incentive Plan ($)(4)	Pension Value ($)(5)	All Other Compensation ($)(6)	Total Compensation ($)(7)
Kevin A. Neveu	2017	976,397	2,502,094	1,706,037	803,102	–	232,080	6,219,710
President and CEO	2016	844,899	1,981,267	1,305,944	550,029	3,750	267,506	4,953,395
	2015	752,885	1,756,068	1,170,439	482,524	12,865	141,490	4,316,271
Carey Ford	2017	437,004	664,619	453,081	268,753	–	136,781	1,960,238
Senior Vice President	2016	424,548	481,475	327,342	207,285	–	149,291	1,589,941
and CFO	2015	331,375	238,869	160,553	213,961	–	54,892	999,650
Gene C. Stahl	2017	488,230	547,333	373,025	300,150	–	153,690	1,862,428
President,	2016	501,768	591,470	389,880	244,988	–	110,494	1,838,600
Drilling Operations	2015	484,312	602,811	401,770	250,958	–	102,410	1,842,261
Doug Evasiuk	2017	396,699	390,952	266,398	243,703	–	79,640	1,377,392
Senior Vice President,	2016	417,550	422,670	278,513	188,211	–	79,774	1,386,718
Sales & Marketing	2015	403,021	344,568	229,706	229,994	–	70,662	1,277,951
Grant Hunter	2017	397,102	390,952	266,398	243,950	–	87,710	1,386,112
Senior Vice President,	2016	417,974	422,670	278,513	219,750	–	68,971	1,407,878
U.S. Operations	2015	403,430	430,893	268,917	230,227	–	68,704	1,402,171

Notes:

(1)  2017 base salaries for the NEOs were paid in U.S. dollars and converted to Canadian dollars using an average exchange rate of 1.2986.

Mr. Ford was Senior Vice President, Operations Finance and served as interim CFO from March 11, 2016 to April 22, 2016. Mr. Ford’s salary increased from US$265,000 to US$335,000 when he was promoted to Senior Vice President and Chief Financial Officer on April 22, 2016.

(2)  Share-based awards represent the grant date fair value of PSU awards, and option-based awards represent the grant date fair value of the option awards. U.S. dollar amounts were converted to Canadian dollars using the following exchange rates:

2017 awards: 1.3030 (January 31, 2017 for PSUs) and 1.3792 (February 17, 2017 for stock options)

2016 awards: 1.4080 (January 29, 2016 for PSUs) and 1.3792 (February 23, 2016 for stock options) and 1.2710 (April 21, 2016 for Mr. Ford’s top-up grant of PSUs) and 1.2686 (May 3, 2016 for Mr. Ford’s top-up grant of stock options)

2015 awards: 1.2635 (February 11, 2015)

(3)  The grant date fair value of options in the last three years is based on the following values, as calculated by Mercer:

	2017 Options		2016 Options		2015 Options
Assumptions	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
Share price	$7.60	US$5.57	$4.90	US$3.65	$6.85	US$5.98
Expected life (years)	5	5	5	5	5	5
Risk free rate of return	0.7%	1.3%	1.0%	1.7%	1.5%	1.2%
Volatility (capped at 50%)	50.0%	50.0%	44.5%	47.5%	37.7%	40.1%
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Black-Scholes multiple	43.4%	44.3%	39.7%	43.0%	39.7%	43.0%
Black-Scholes value	$3.30	US$2.47	$2.72	US$2.57	$2.98	US$2.98

The weighted average accounting fair value of all options granted and disclosed in our financial statements is $1.79, estimated on the grant date using the Black-Scholes option pricing model and the following assumptions:

∎    an average risk-free interest rate of 1%

∎    an average expected life of 4 years

∎    an expected forfeiture rate of 5%

∎    expected volatility of 50%.

The Black-Scholes model is a widely accepted model for valuing stock options and is consistent with the approach used by Mercer in determining market competitive compensation levels. Both sets of values are derived using the Black-Scholes model but with slightly different assumptions. For compensation purposes, the assumptions were based on Mercer’s standard methodology, which allows us to ensure an ‘apples-to-apples’ comparison to the data we use for benchmarking.

(4)  Annual incentive plan represents the annual cash bonus (STIP) earned during the year and relates to performance criteria met for that year and paid in March of the following year.

(5)  Pension value represents Precision’s matching contributions under the defined contribution pension plan.

2018 Management Information Circular	77

(6)  Perquisites totaled more than $50,000 for all the NEOs and include the following:

Mr. Neveu: an annual vehicle lease, parking, a housing allowance, tax preparation services, an executive health program, the employer portion of benefit premiums, and the employer contributions toward the Employee Stock Purchase Plan. The US$50,000 housing allowance for 2015, and Cdn$50,000 in 2016 and 2017 was approved by the Board in recognition of the significant proportion of time Mr. Neveu is required to spend in Houston and Calgary on Precision business. The HRCC sought independent advice from Mercer before recommending the housing allowance to the Board for review and approval. The housing allowance for 2016 and 2017 compensated Mr. Neveu for maintaining his own secondary residence in Calgary, which was more cost-effective for Precision than paying for hotel accommodations, meals and other related expenses.

Mr. Ford: an annual vehicle lease, parking, a housing allowance, tax preparation services, annual travel allowance for 2015 and 2016, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Stock Purchase Plan.

Mr. Stahl: an annual vehicle lease, parking, tax preparation services, annual club and membership dues, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Stock Purchase Plan.

Mr. Evasiuk and Mr. Hunter: an annual vehicle lease, parking, tax preparation services, annual travel allowance, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Stock Purchase Plan.

All perquisite values were based on the total cost to Precision.

(7)  Compensation for the NEOs for 2016 was converted to Canadian dollars using the average exchange rate of 1.3248 and 1.2787 in 2015 for Mr. Ford, Mr. Stahl, Mr. Evasiuk and Mr. Hunter.

78	Precision Drilling Corporation

Equity-based Compensation Outstanding Option-based Awards and Share-based Awards The table below show the NEOs’ outstanding option-based and share-based awards as of December 31, 2017.

	Option-based Awards						Share-based Awards
Named Executive	Year	Number of Shares Underlying Unexercised Options (#)	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the- money Options ($)(1)(2)	Plan	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based Awards that have not Vested ($)(1)(2)(3)	Market or Payout Value of Vested Share-based Awards not Paid Out or Distributed ($)
Kevin Neveu	2017	500,800	US$5.57	Feb 17, 2024	–	PSU	332,800	$1,005,056	–
President	2016	686,000	US$3.21	Feb 23, 2023	–	PSU	442,500	$1,336,350	–
and CEO	2015	585,700	$7.32	Feb 11, 2022	–	PSU	250,274	$755,827	–
	2014	320,000	$10.15	Feb 12, 2021	–		–	–	–
	2013	373,000	$9.02	Feb 13, 2020	–		–	–	–
	2012	260,900	$10.67	Feb 8, 2019	–		–	–	–
	2011	197,500	$10.44	Feb 9, 2018	–		–	–	–
Total		2,923,900			—		1,025,574	$3,097,233	–
Carey Ford	2017	133,000	US$5.57	Feb 17, 2024	–	PSU	88,400	$266,968	–
Senior Vice	2016	58,500	US$5.02	May 9, 2023	–	PSU	94,400	$285,088	–
President and	2016	87,800	US$3.21	Feb 23, 2023	–		–	–	–
CFO	2015	80,100	US$5.79	Feb 11, 2022	–	PSU	36,814	$111,178	–
	2014	39,500	US$9.18	Feb 12, 2021	–		–	–	–
	2013	40,600	US$8.99	Feb 13, 2020	–		–	–	–
	2012	19,900	US$10.74	Feb 8, 2019	–		–	–	–
	2011	17,619	US$14.13	May 9, 2018	–		–	–	–
Total		477,019			—		219,614	$663,234	–
Gene Stahl	2017	109,500	US$5.57	Feb 17, 2024	–	PSU	72,800	$219,856	–
President,	2016	204,800	US$3.21	Feb 23, 2023	–	PSU	132,100	$398,942	–
Drilling	2015	186,800	US$5.79	Feb 11, 2022	–	PSU	85,933	$259,518	–
Operations	2014	92,100	US$9.12	Feb 12, 2021	–		–	–	–
	2013	113,600	US$8.99	Feb 13, 2020	–		–	–	–
	2012	79,500	US$10.74	Feb 8, 2019	–		–	–	–
	2011	72,300	US$10.55	Feb 9, 2018	–		–	–	–
Total		858,600			—		290,833	$878,316	–
Doug Evasiuk	2017	78,200	US$5.57	Feb 17, 2024	–	PSU	52,000	$157,040	–
Senior Vice	2016	146,300	US$3.21	Feb 23, 2023	–	PSU	94,400	$285,088	–
President,	2015	106,800	US$5.79	Feb 11, 2022	–	PSU	49,120	$148,342	–
Sales	2014	52,700	US$9.18	Feb 12, 2021	–		–	–	–
& Marketing	2013	64,900	US$8.99	Feb 13, 2020	–		–	–	–
	2012	45,500	US$10.74	Feb 8, 2019	–		–	–	–
	2011	31,000	US$10.55	Feb 9, 2018	–		–	–	–
Total		525,400			—		195,520	$590,470	–
Grant Hunter	2017	78,200	US$5.57	Feb 17, 2024	–	PSU	52,000	$157,040	–
Senior Vice	2016	146,300	US$3.21	Feb 23, 2023	–	PSU	94,400	$285,088	–
President,	2015	133,400	US$5.79	Feb 11, 2022	–	PSU	61,426	$185,507	–
U.S. Operations	2014	39,500	US$9.18	Feb 12, 2021	–		–	–	–
	2013	48,700	US$8.99	Feb 13, 2020	–		–	–	–
	2012	34,100	US$10.74	Feb 8, 2019	–		–	–	–
	2011	25,900	US$10.55	Feb 9, 2018	–		–	–	–
Total		506,100			—		207,826	$627,635	–

Notes:

(1)	Values of the 2011-2015 option-based and share-based awards granted to Mr. Neveu are based on $3.81, the closing price of Precision shares on the TSX on December 29, 2017.
(2)

Values of the 2011-2017 option-based and share-based awards granted to Mr. Ford, Mr. Stahl, Mr. Evasiuk and Mr. Hunter, and the 2016-2017 option-based and share-based awards granted to Mr. Neveu are based on US$3.02, the closing price of Precision shares on the NYSE on December 29, 2017 and were converted to Canadian dollars using the December 29, 2017 exchange rate of 1.2545.

(3)	The value of all PSU awards assumes a payout multiplier of 1.0x.

2018 Management Information Circular	79

Value Vested or Earned During the Year

The table below shows the value vested or earned on all option-based awards, share-based awards and non-equity incentive plan compensation (2017 STIP award) for each NEO during the year ended December 31, 2017.

Named Executive	Option-based Awards – Value Vested During the Year ($)(1)	Share-based Awards – Value Vested During the Year ($)(2)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)(3)
Kevin Neveu	–	834,314	803,102
Carey Ford(4)	–	126,800	268,753
Gene Stahl(4)	–	295,986	300,150
Doug Evasiuk(4)	–	169,186	243,703
Grant Hunter(4)	–	211,572	243,950

Notes:

(1)  No option-based awards were in-the-money on the vesting date.

(2)  Share-based awards – Value vested includes the 2015 PSU payout based on the volume weighted average price of Precision shares for the five trading days prior to the January 31, 2018 vesting date, of $4.67 on the TSX for Canadian units, and $3.74 on the NYSE for U.S. units. The PSU multiplier was 0.72x as calculated by Mercer.

(3)  Amounts for the non-equity incentive plan compensation (STIP awards) were converted to Canadian dollars using the 2017 average exchange rate of 1.2986.

(4)  The amounts for Mr. Ford, Mr. Stahl, Mr. Evasiuk and Mr. Hunter were converted to Canadian dollars using the January 29, 2017 exchange rate of 1.2791.

Total Options Exercised During the Year (Supplemental Table)

The table below shows the options exercised by the NEOs in 2017 and the value realized.

Named Executive	Number of Options Exercised in 2017 (#)	Grant Value ($)	Value Realized ($)	Gain/Loss (%)
Kevin Neveu	–	–	–	–
Carey Ford	–	–	–	–
Gene Stahl	–	–	–	–
Doug Evasiuk	–	–	–	–
Grant Hunter	–	–	–	–

80	Precision Drilling Corporation

Equity Incentive Plan Information

Securities Authorized for Issue Under Equity Compensation Plans

The table below provides details about the equity securities authorized for issue under our compensation plans as of December 31, 2017:

Type of Plan	Number of Shares to be Issued upon Exercise of Outstanding Options and DSUs (#)	Weighted Average Exercise Price of Outstanding Options ($)	Number of Shares Remaining Available for Future Issue Under Equity Compensation Plans (#)
Equity compensation plans approved by shareholders
1. Omnibus Equity Incentive Plan	11,512,381	8.10	5,056,753
2. Old DSU plan	175,001	—	286,110
3. New DSU plan	942,520	—	57,480
Equity compensation plans not approved by shareholders	—	—	—
Total	12,629,902		5,400,343

Notes:

(1)  Stock options will only be granted under the Omnibus Plan going forward.

(2)  The number of shares available for future issuance under the Omnibus Plan as the total plan limit (17,887,570) less the number of common shares issuable on exercise of outstanding options under our stock option plan and the number of common shares issuable on exercise/vesting, as applicable, of options and RSUs and PSUs, as applicable, under our Omnibus Plan.

(3)  The Omnibus Plan includes a sub-limit for share issuances for PSUs, RSUs and bonuses. The maximum aggregate number of shares that are issuable for PSUs, RSUs and bonuses is 5,278,000.

Granting Stock Options and Awards

As of December 31, 2017, we had 293,238,858 shares outstanding and 11,512,381 Precision shares reserved for issue under our stock option plan and Omnibus Plan. We have several limitations under the plan to mitigate risk:

Plan Limits (within the Fixed Maximum of 17,887,570 Common Shares)	as a % of the Shares Outstanding
Maximum number of shares that may be issued in a one-year period under the Omnibus Plan alone or when combined with all other security-based compensation arrangements	5%
Maximum number of shares that may be issued to a single participant under the Omnibus Plan alone or when combined with all other security-based compensation arrangements	2%
Maximum number of shares outstanding that may be: (i) issued to insiders (as a whole) in a one-year period, or (ii) issuable to insiders at any time in each case, under the Omnibus Plan alone or when combined with all other security-based compensation arrangements	10%
2017 burn rate	0.52%

The table below provides details about the stock option and award grants and the stock option plan for the last three fiscal years.

as of December 31	2017		2016		2015
Measure of Dilution	# of Options	% of Shares Outstanding (1)	# of Options	% of Shares Outstanding	# of Options	% of Shares Outstanding
Annual grant – the total number of options and PSUs granted under the stock option plan and our Omnibus Equity Incentive Plan each year	1,529,300	0.52%	2,745,900	0.94%	2,792,300	0.95%
Options outstanding – the total number of options outstanding (including the annual grant) under the option plan at the end of each year	10,458,981	3.57%	11,525,742	3.93%	10,750,833	3.67%
Options available for grant – the number of options remaining in the reserve approved by shareholders and available for grant under the option plan at the end of each year	6,110,153	2.08%	2,817,118	0.96%	3,918,795	1.34%
Overhang – the number of options outstanding plus the number of options remaining in reserve approved by shareholders and available for future grants	16,569,134	5.65%	14,342,860	3.73%	14,669,628	5.01%

Notes:

(1)  RSUs and PSUs granted under the Omnibus Plan, which was adopted in 2017, may be settled in common shares issued from treasury and are included in the calculation of the 2017 burn rate using a 1.0x payout multiplier for PSUs (see More about PSU Awards on page 75).

2018 Management Information Circular	81

About the Stock Option Plan and Omnibus Plan

There have been 11,512,381 common shares issued under our stock option plan and our Omnibus Equity Incentive Plan, representing 3.93% of the issued and outstanding common shares, 942,520 under the current DSU plan, representing 0.32% of the outstanding common shares. The burn rate for our DSU plan has been 0.11% in 2017, 0.07% in 2016 and 0.06% in 2015.

The Board can amend or terminate the stock option plan at any time without shareholder approval. Shareholders must, however, approve the following changes:

∎	increasing the number of Precision shares reserved for issue under the stock option plan
∎	reducing the exercise price of a stock option
∎	extending the term of a stock option
∎	increasing any limit in our stock option plan on grants to insiders
∎	adding any form of financial assistance by Precision for the exercise of options
∎	changing the amending provisions of the stock option plan
∎	granting the Board additional powers to amend the plan or any option without shareholder approval.

Any change made will not affect any rights that have already accrued to option holders.

The Board can amend or terminate the Omnibus Plan at any time without shareholder approval, subject to applicable law (including the policies of the TSX) that require the approval of security holders or any governmental or regulatory bodies. Shareholders must, however, approve the following changes:

∎	increasing the maximum number of common shares issuable under the Omnibus Plan, other than to adjust for stock dividends, stock splits, mergers and other similar transactions
∎	increasing the length of the period after a blackout period when stock options may be exercised
∎	to make an amendment that would result in the exercise price for any stock option granted under the Omnibus Plan to be lower than the fair market value on the grant date
∎	to allow non-employee directors to participate under the Omnibus Plan
∎	to remove or exceed the limit of insiders participating in the Omnibus Plan
∎

to reduce the exercise price of a stock option, or to allow the cancellation and reissuance of an option or other entitlement, other than for stock dividends, stock splits, mergers and other similar transactions

∎

to extend the term of a stock option beyond the original expiry date (except to allow a holder to exercise an option within 10 business days following a blackout period if the option expired during or within 10 business days following a blackout period)

∎	to change the amendment provisions
∎	to allow awards under the Omnibus Plan to be transferred or assigned, other than for normal estate settlement purposes
∎	to make amendments that require approval by security holders under applicable law (including the rules, regulations and policies of the TSX).

Neither the Board nor security holders can alter or affect the rights of a participant under an award previously granted in a negative way without the consent of that participant, except as required by law or as set out in the Omnibus Plan. See Termination and Change of Control on page 83 for a summary of the effect on employee’s termination for or without cause will have on options, PSUs and RSUs.

The HRCC administers the Omnibus Plan unless the Board designates another committee to interpret, implement or administer the plan from time to time.

As plan administrator, the HRCC may:

∎	establish, amend or repeal administrative rules and regulations or forms or documents relating to the operation of the Omnibus Plan
∎	correct any defects, omissions or inconsistencies in the Omnibus Plan as the HRCC deems necessary
∎	seek recommendations from the Chair of the Board or the CEO about any administrative matters relating to the Omnibus Plan.

Subject to applicable law, the HRCC may delegate certain duties and powers relating to the Omnibus Plan to a director, officer or employee of Precision as it sees fit.

The HRCC may also appoint or engage a trustee, custodian or administrator to administer or implement the Omnibus Plan. Any decision by the Board or the HRCC relating to the administration and interpretation of the Omnibus Plan is final and binding on the plan participants.

Subject to the rules, regulations and policies of the TSX and any other stock exchange on which the Precision Shares are listed or traded, the Board may amend or terminate the new DSU plan at any time, without Shareholder approval, provided that any amendment of the new DSU plan shall be such that the new DSU Plan and any new DSUs continuously meet the requirements of paragraph 6801(d) of the regulations to the Income Tax Act (Canada). Also, unless required by applicable law or the affected Directors’ consent, no amendment may adversely affect the rights of Directors with respect to new DSUs to which the Directors are then entitled under the new DSU plan. If the new DSU plan is terminated, all new DSUs already granted will continue to exist

82	Precision Drilling Corporation

and be redeemed in accordance with the new DSU plan, until no further new DSUs remain outstanding. However, no additional new DSUs shall be granted after termination of the new DSU plan. Subject to the rules, regulations and policies of the TSX and any other stock exchange on which the Precision Shares are listed or traded, the old DSU plan may be amended or terminated at any time by the Board, except as to rights already accrued thereunder.

Pension Benefits

The table below outlines the change in value of the Canadian defined contribution pension plan holdings of Mr. Neveu during 2017. Mr. Neveu stopped participating in the Canadian defined contribution pension plan upon his relocation to Houston, Texas on March 1, 2016. As Mr. Ford, Mr. Stahl, Mr. Evasiuk and Mr. Hunter are all U.S. employees, they did not participate in the Canadian defined contribution pension plan in 2017.

Named Executive	Accumulated Value at Start of Year	Compensatory (1)	Non-Compensatory (2)	Accumulated Value at Year End
Kevin Neveu	$378,148	—	$39,529	$417,677

Notes: (1) Represents employer contributions during 2017. (2) Includes employee contributions, interest on the accrued obligation at the start of the year, and investment gains and losses.

Termination and Change of Control

Employment Agreements

We have an employment agreement with each NEO, with the exception of Mr. Hunter. Each agreement is for an indefinite period of time and provides a summary of benefits, if any, to be received by the executive if employment is terminated for any reason (other than for cause), including retirement, death, disability, termination without cause and constructive dismissal. Terms of the agreements are based on competitive practices and include non-solicitation and confidentiality provisions to protect Precision’s interests. Any entitlements issued under our incentive plans are governed by the terms and conditions of the applicable plan. Short-term and long-term incentive awards do not automatically vest when there is a change of control. If there is a change of control and our shares are converted to or exchanged for securities of another entity, any outstanding long-term incentive awards are substituted or replaced with equivalent value in the continuing entity, on substantially the same terms.

If, however, replacement stock options:

∎    are not provided

∎    would give rise to adverse tax results to option holders

∎    are granted by a continuing entity that is not publicly traded, or

∎    is not practicable, as determined by our Board,

then the outstanding stock options vest and may be exercised in certain conditions.

2018 Management Information Circular	83

These replacement stock options may vest immediately if the participant is terminated without cause or constructively dismissed within 180 days following the change of control.

Component	Resignation	Retirement	Termination with Cause	Termination without Cause/ Constructive Dismissal	Change of Control (without Constructive Dismissal)	Disability or Death
Salary	∎ salary ends	∎ salary ends	∎ salary ends	CEO ∎ lump sum payment equal to 24 months of base salary as of the termination date Other NEOs ∎ lump sum payment equal to 18 months of base salary as of the termination date	∎ no trigger	∎ salary ends
Short-term Incentive Plan	∎ award is forfeited	∎ award is forfeited	∎ award is forfeited

CEO

∎   an amount equal to two times the STIP target plus an additional pro-rata portion of the STIP award

Other NEOs

∎   an amount equal to 1.5 times the STIP target plus an additional pro-rata portion of the STIP award

					∎ no trigger	∎ prorated, factoring in salary paid to date and the STIP target, subject to Board’s discretion
Restricted Share Units (1)	∎ RSUs are forfeited	∎ RSUs are forfeited	∎ RSUs are forfeited	∎ pro-rata portion of the unvested RSUs as of the termination date will continue to vest in accordance with their terms	∎ no immediate vesting of RSUs	∎ pro-rata portion of the unvested RSUs will continue to vest in accordance with their terms
Performance Share Units	∎ PSUs are forfeited	∎ PSUs are forfeited	∎ PSUs are forfeited

∎   pro-rata portion of the unvested PSUs as of the termination date will continue to vest in accordance with their terms

Termination without cause or constructive dismissal within 180 days following a change of control

∎   pro-rata portion of the unvested PSUs will vest on the termination date based on the level of achievement of the performance conditions up to the termination date

					∎ no immediate vesting of PSUs	∎ pro-rata portion of the unvested PSUs will continue to vest in accordance with their terms
Options	∎ unvested options expire and terminate immediately ∎ vested options may be exercised before the expiry date or within 30 days of the resignation date, whichever is earlier	∎ options continue to vest in accordance with their terms and may be exercised before the expiry date or within 36 months of the retirement date, whichever is earlier	∎ options expire and terminate immediately

Termination without cause

∎   options continue to vest in accordance with their terms and may be exercised before the expiry date or within 30 days of the termination date, whichever is earlier

Constructive dismissal 180 days following a change of control

∎   options immediately vest and may be exercised before the expiry date or within 90 days of the termination date, whichever is earlier

∎ no immediate vesting of options

Disability

∎   options continue to vest in accordance with their terms and may be exercised before the expiry date

Death

∎   options become fully vested and may be exercised within 12 months or before the expiry date, whichever is earlier

Note:

(1)   We may grant RSUs to the NEOs only in very limited circumstances.

84	Precision Drilling Corporation

Termination and Change of Control Benefits

The table below shows the estimated incremental payments and benefits each NEO would receive under each termination scenario assuming the termination occurred on December 31, 2017.

Named Executive	Resignation ($)	Retirement ($)	Termination without Cause/ Constructive Dismissal ($)	Constructive Dismissal Following a Change of Control ($)	Change of Control ($)
Kevin A. Neveu (1)
President and CEO
2 times base salary	—	—	2,119,520	2,119,520	—
2 times STIP target	—	—	2,119,520	2,119,520	—
Restricted share units	—	—	—	—	—
Performance share units (2)	—	—	2,500,150	2,500,150	—
Options (3)	—	—	—	—	—
Total payment	—	—	6,739,190	6,739,190	—
Carey Ford (1)
Senior Vice President and CFO
1.5 times base salary	—	—	695,468	695,468	—
1.5 times STIP target	—	—	521,601	521,601	—
Restricted share units	—	—	—	—	—
Performance share units (2)	—	—	492,305	492,305	—
Options (3)	—	—	—	—	—
Total payment	—	—	1,709,373	1,709,373	—
Gene C. Stahl (1)
President, Drilling Operations
1.5 times base salary	—	—	774,950	774,950	—
1.5 times STIP target	—	—	581,212	581,212	—
Restricted share units	—	—	—	—	—
Performance share units (2)	—	—	755,395	755,395	—
Options (3)	—	—	—	—	—
Total payment	—	—	2,111,556	2,111,556	—
Doug Evasiuk (1)
Senior Vice President, Sales & Marketing
1.5 times base salary	—	—	626,278	626,278	—
1.5 times STIP target	—	—	469,709	469,709	—
Restricted share units	—	—	—	—	—
Performance share units (2)	—	—	492,963	492,963	—
Options (3)	—	—	—	—	—
Total payment	—	—	1,588,950	1,588,950	—

Notes:

(1)  The amounts for all the NEOs were converted to Canadian dollars using the December 29, 2017 exchange rate of 1.3247.

(2)  PSU values were calculated using the December 29, 2017 closing price of $3.81 on the TSX for Canadian units and US$3.02 on the NYSE for U.S. units, multiplied by the number of units that would have vested. We have assumed a performance multiplier of 1.0x.

(3)  Option values were calculated using the difference between the strike price and the December 29, 2017 closing price of $3.81 on the TSX for Canadian options and US$3.02 on the NYSE for U.S. options, multiplied by the number of vested options on December 31, 2017, including any unvested options that would have immediately vested given the particular trigger.

2018 Management Information Circular	85

D – Other Information	Management Information Circular

Non-GAAP Measures

In this Circular, we refer to non-GAAP measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Funds from Operations (or funds provided by (used in) operations)

We believe that funds provided by (used in) operations, as reported in the Consolidated Statements of Cash Flow, is a useful measure because it gives us, and our investors, an indication of the funds our principal business activities generated prior to consideration of working capital, which is primarily made up of highly liquid balances.

Adjusted EBITDA

We believe that adjusted EBITDA (earnings before income taxes, finance charges, foreign exchange, impairment of goodwill, impairment of property, plant and equipment, loss on asset decommissioning, and depreciation and amortization), as reported in our Consolidated Statements of Earnings (Loss), is a useful supplemental measure because it gives us, and our investors, an indication of the results from our principal business activities before consideration of how our activities are financed and excluding the impact of foreign exchange, taxation, and non-cash impairment, decommissioning, depreciation and amortization charges.

Operating Earnings (Loss)

We believe that operating earnings(loss), as reported in our Consolidated Statements of Earnings (Loss), is a useful measure of our income because it gives us, and our investors, an indication of the results of our principal business activities before consideration of how our activities are financed and excluding the impact of foreign exchange and taxation.

Return on Capital Employed

We use the return on capital employed as a performance measure. It does not have a standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of a similar measure presented by other issuers.

Return on capital employed is calculated as earnings before income taxes, finance charges, foreign exchange, impairment of goodwill and loss on asset decommissioning divided by the amount equal to the average total assets less average non-interest bearing current liabilities for the period. We believe return on capital employed is useful method for measuring the effectiveness of management’s use of Precision’s capital in the generation of earnings.

Loans to Directors and Officers

We (including our subsidiaries) did not have any loans outstanding to our current or nominated directors, executive officers or any of their associates in 2017, or to date in 2018.

We also do not provide financial assistance to our directors to purchase securities under the DSU plan, or to executives or other employees to purchase securities under the stock option plan or any other compensation plan.

For More Information

You can find financial information about Precision in our audited consolidated financial statements and notes and management’s discussion and analysis (MD&A) for the year ended December 31, 2017.

Additional information about Precision is also available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov), including the following documents:

∎  our audited consolidated financial statements, notes to financial statements and MD&A for the year ended December 31, 2017

∎  our 2017 annual report, which includes the above documents and the auditors’ report

∎  our annual information form for the year ended December 31, 2017

∎  any document or pages of any document incorporated by reference in the annual information form.

You can contact us at:

Precision Drilling Corporation Suite 800, 525 – 8th Avenue SW Calgary, Alberta, Canada T2P 1G1 Attention: Corporate Secretary	Email: corporatesecretary@precisiondrilling.com Phone: 403.716.4500 Fax: 403.264.0251

86	Precision Drilling Corporation

Appendix – Board of Directors Charter	Management Information Circular

PURPOSE

The board of directors (the “Board” or the “Board of Directors”) of Precision Drilling Corporation (“Precision” or the “Corporation”) is responsible for the stewardship of the business and affairs of Precision. The Board of Directors discharges it responsibility by providing direction to management of the Corporation (“Management”) and overseeing that all major issues affecting the business and affairs of Precision are given proper consideration.

BOARD RESPONSIBILITIES

The Board of Directors shall:

Strategy and Budget

▪

be responsible for the strategic direction of Precision, taking into account, among other things, the opportunities and risks of the business. The strategic plan is reviewed and adopted on an annual basis at a special meeting of the Board of Directors and Management;

▪	approve all significant transactions involving Precision, including all banking relationships and key borrowing and financing decisions;
▪	approve the annual business plan of Precision and its annual operating and capital budgets;
▪

approve, as recommended by the audit committee of the Board (The “Audit Committee”) requests from Management for (a) any additional unbudgeted capital and (b) any replenishment of the Chief Executive Officer’s (“CEO”) and/or Chairman of the Board’s capital approval authority under the Corporation’s Corporate Policy No. 2 – Authority Levels; and

▪	approve all amendments or departures proposed by Management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

Senior Management

▪

appoint the Chief Executive Officer and, on the recommendation of the human resources and compensation committee of the Board (the “HRCC”), appoint or confirm the other senior executive officers of the Corporation;

▪

approve the corporate goals and objectives, and review the performance against these goals and objectives, for the CEO and the senior executive officers who report directly to the CEO, as recommended by HRCC;

▪

approve the compensation of the CEO and the senior executive officers who report directly to the CEO, as recommended by HRCC (with respect to the compensation of the CEO, such compensation will be determined and approved by the independent directors of the Board only); and

▪	review Precision’s succession plan for key positions at least annually and receive reports from the HRCC on key succession issues from time to time.

Financial Reporting and Risk Management

▪

be responsible for the integrity of Precision’s internal controls and management information systems and receive regular reports from the audit committee of the Board (the “Audit Committee”). The Audit Committee is responsible for reviewing internal controls over accounting and financial reporting systems, receiving quarterly financial presentations from Management and meeting separately with, and receiving direct reports from, the internal and external auditors of Precision and reporting to the Board of Directors on such matters;

▪

approve the annual audited consolidated financial statements and the interim unaudited consolidated financial statements of Precision. The Board of Directors may at any time and from time to time delegate approval of interim unaudited consolidated financial statements to the Audit Committee;

▪	approve and recommend to the shareholders of the Corporation, the appointment/re-appointment of the external auditor, as recommended to the Board of Directors by the Audit Committee;
▪

ensure that Management identifies the principal risks of Precision’s business and ensure the implementation of systems to manage these risks. With the assistance of Management who report to the Board of Directors on the risks of Precision’s business, and through its committees who have specific oversight over areas of risk on behalf of the Board of Directors, consider such risks and discuss the management of such risks on a regular basis;

▪	receive reports from Management on quarterly environmental and occupational health and safety matters, significant litigation matters and compliance matters;
▪	consider appropriate measures it may take if the performance of Precision falls short of its goals or as other circumstances warrant; and

2018 Management Information Circular	87

▪

oversee the accurate reporting of the financial performance of Precision to the shareholders of the Corporation (“Shareholders”) and the investment community, and that the financial results of Precision are reported fairly and in accordance with applicable international financing reporting standards. The Board of Directors requires that Precision make accurate, timely and effective communication of all material information to Shareholders and the investment community.

Ethics, Disclosure and Corporate Conduct

▪

be responsible, to the extent feasible, for satisfying itself of the integrity of the Chief Executive Officer and the other senior executive officers appointed by the Board and ensuring that such individuals create a culture of integrity throughout the organization;

▪

ensure Precision meets its continuous disclosure and public reporting obligations. The Board of Directors currently delegates this ongoing reporting responsibility to Management and ensures an appropriate Disclosure Policy is in place. Issues arising from the Disclosure Policy are dealt with by a committee of senior executive officers of Precision consisting of the Chief Financial Officer and the General Counsel, and such others as may be determined by them from time to time;

▪	approve material disclosure including Precision’s annual information form, annual report and annual proxy circular; and
▪

be responsible for approving a Code of Business Conduct and Ethics (the “Code”) applicable to Precision’s directors, officers, employees, contractors and consultants, monitor compliance with the Code and approve any waivers from the Code by any officer or director of the Corporation.

Delegation

▪

establish the following permanent committees to assist it with the discharge of its duties: the Audit Committee, the corporate governance, nominating and risk committee of the Board (the “Corporate Governance, Nominating and Risk Committee”) and the HRCC. The Board of Directors may also appoint ad hoc or special committees of the Board as it may determine from time to time. The Board of Directors will review and consider the reports and recommendations of its committees;

▪	retain its oversight function for all delegated responsibilities. As permitted by applicable law, the Board of Directors may from time to time delegate certain of its responsibilities to Management;
▪	the Board of Directors is responsible for the appointment and removal of members and chairs of its committees;
▪

establish, through its Corporate Governance, Nominating and Risk Committee, Precision’s approach to corporate governance, including oversight of governance of Precision’s subsidiaries and affiliates, oversight of processes for general management of risk and reporting to the Board of Directors on all matters relating to the governance of Precision;

▪	review, by receiving the report of the Corporate Governance, Nominating and Risk Committee, the effectiveness of the Board of Directors, its committees and individual directors annually; and
▪

review on an annual basis and approve, upon recommendation by the Corporate Governance, Nominating and Risk Committee, any amendments to the Charters and chair position descriptions of each of its committees.

Board Process/Effectiveness

▪

review and approve, on recommendation from the Corporate Governance, Nominating and Risk Committee, the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director of the Corporation;

▪	approve policies designed to ensure that Precision operates at all times within applicable laws and regulations and for monitoring compliance with all such policies; and
▪

adhere to all other Board responsibilities as set forth in the Corporation’s by-laws, articles, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc.

Structure and Authority

Composition

▪

The composition of the Board of Directors, including the qualifications of each director, will comply with all requirements of the Business Corporations Act (Alberta), the articles and by-laws of Precision, applicable securities legislation and the rules of any stock exchange upon which the securities of Precision are listed for trading;

▪

A majority of the Board of Directors will be comprised of directors who must be determined to be “independent” as defined in applicable securities laws and the rules or guidelines of any stock exchange upon which the securities of the Corporation are listed for trading; and

▪

The directors, in exercising the powers and authority conferred upon them, will act honestly and in good faith with a view to the best interests of Precision and in connection therewith will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director will not be liable in carrying out his or her duties except in cases where the director fails to act honestly and in good faith with a view to the best interests of Precision or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

88	Precision Drilling Corporation

Election, Appointment and Replacement

▪

The Corporate Governance, Nominating and Risk Committee will recommend to the Board of Directors candidates for nomination as directors. The Board of Directors approves the final choice of candidates to be submitted to Shareholders and voted upon in accordance with Precision’s majority voting policy on the election of directors;

▪

The Board will appoint the Chair of the Board from among Precision’s directors. The term of each director will expire at the close of the next annual meeting of Shareholders or when a successor is duly elected or appointed;

▪

If it becomes necessary to appoint a new director to fill a vacancy on the Board of Directors or to complement the existing Board of Directors, the Board will, under the leadership of the Corporate Governance, Nominating and Risk Committee, consider a wide base of potential candidates and assess the qualifications of proposed new directors against a range of criteria, including background experience, professional skills, personal qualities, the potential for the candidate’s skills to augment the existing Board of Directors and the candidate’s availability to commit to the Board of Directors’ activities;

▪

The Board of Directors may, between annual meetings of the Shareholders, appoint one or more additional directors for a term to expire at the close of the next annual meeting of Shareholders, provided that the number of additional directors so appointed will not exceed one-third of the number of directors who held office at the immediately preceding annual meeting of Shareholders; and

▪

Directors must have an appropriate mix of skills, knowledge and experience in business and a history of achievements. Directors are required to commit the requisite time for all of the Board of Directors’ business and activities and will demonstrate integrity, accountability and informed judgment.

Meetings and Quorum

▪	A majority of Directors present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other shall constitute a quorum;
▪	The Board of Directors will not transact business at a meeting of the Board unless a quorum is present and at least one quarter of the directors present are Canadian residents;
▪

The Board of Directors meets at least quarterly and as many additional times as needed to carry out its duties effectively. At each regularly scheduled meeting, the Board of Directors meets in in camera sessions, without Management present and as a group of only the independent Directors. The Board of Directors also meets with any internal personnel or outside advisors as needed or appropriate to discharge its responsibilities, in open or closed sessions as appropriate; and

▪

Each director is expected to attend all regularly scheduled meetings in person. To prepare for meetings, directors are expected to review the materials that are sent to them in advance of such meetings.

Review of Charters and Position Descriptions

▪

The Board of Directors shall, under the leadership of the Corporate Governance, Nominating and Risk Committee, review and assess the adequacy of all Board and committee charters and all CEO and chair position descriptions at least annually and consider and adopt changes as appropriate.

Engagement

▪

The Board of Directors has adopted a Shareholder Communication Policy to express its commitment to communicate openly with shareholders and other interested parties. To communicate with the Board of Directors and with the independent members of the Board of Directors contact the Corporate Secretary at the offices of Precision, Suite 800, 525 – 8th Avenue SW, Calgary, Alberta, Canada, T2P 1G1, by telephone at 403.716.4500, facsimile at 403.264.0251 or email at CorporateSecretary@precisiondrilling.com; and

▪

All communications received will be reviewed and delivered as requested, or if an individual member of the Board of Directors is not specified by the communication, to the appropriate member at the Corporate Secretary’s discretion. The process for communication with the Corporate Secretary is also posted on Precision’s website at www.precisiondrilling.com.

Approved effective July 31, 2017

2018 Management Information Circular	89

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW Calgary, Alberta, Canada T2P 1G1 Phone: 403.716.4500 Email: info@precisiondrilling.com www.precisiondrilling.com

You can contact our proxy solicitation agent

if you have questions:

The Exchange Tower

130 King Street West

Suite 2950, P.O. Box 361

Toronto, Ontario M5X 1E2

www.kingsdaleadvisors.com North American phone: 1.888.518.1560 (toll-free)

Email: contactus@kingsdaleadvisors.com

Facsimile: 416.867.2271

Facsimile: 1.866.545.5580 (toll-free)

Outside North America, banks and brokers

call collect: 416.867.2272